2023

Notice of Annual Meeting of Stockholders and Proxy Statement

May 18, 2023
Virtual Meeting at 8:00 a.m., Eastern Time
www.virtualshareholdermeeting.com/CVS2023
CVS Health Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

The Annual Meeting will be held solely by means of remote communication, to allow our stockholders to more easily participate regardless of their geographic location and for the health and safety of our stockholders and employees. This Notice of 2023 Annual Meeting and Proxy Statement is being mailed or transmitted beginning on or about April 7, 2023 to stockholders of record at the close of business on March 20, 2023.



Our strategic imperatives

 **Grow our foundational businesses**

 **Create new sources of value in care delivery and health services offerings**

 **Enhance our omnichannel health capabilities and drive engagement**

 **Deliver cutting edge tech to elevate customer and colleague experiences**

 **Power a purpose-driven culture and consumer mindset**

Message from Our Independent Chair and Chief Executive Officer



Dear Fellow Stockholders:

2022 marked a transformational year for CVS Health, with continued progress in advancing our strategy to become the leading health solutions company for consumers. Our management team and dedicated, purpose-driven workforce delivered excellent results, supporting our vision of delivering a superior health experience for consumers.

Our 2022 Financial Performance

In 2022 CVS Health delivered strong results across each of our foundational businesses as the Company surpassed $300 billion in total revenue and generated significant cash flow. This performance enabled us to return $6.4 billion to stockholders through dividend payments and common stock repurchases, while continuing to prioritize our balance sheet and remaining committed to investment grade ratings. This marks the first time we've executed stock repurchases since 2017 and also reflects a 10% increase in the dividend payment for 2022. We recently announced an additional 10% increase in the dividend payment that was effective in February 2023.

Expanding Capabilities in Health Care Delivery

CVS Health increasingly connects with consumers about their health in more places and on their terms, in the community, in the home and virtually. This omnichannel approach supports our ability to serve a broader customer and consumer base, especially those in underserved communities. We made significant progress on our strategic imperatives, which are to:

- Grow our foundational businesses
- Create new sources of value in care delivery and health services offerings
- Enhance our omnichannel health capabilities and drive engagement
- Deliver cutting edge tech to elevate customer and colleague experiences
- Power a purpose-driven culture and consumer mindset

Advancing value-based care is central to our strategy to deliver industry-leading health care experiences for consumers and providers through a risk-enabled, vertically aligned and multi-payor platform. The composition of our management team has evolved to reflect leadership that is best positioned to execute on the Company's go-forward strategy and deliver long-term sustainable stockholder value. We have made considerable progress on key initiatives aligned with our strategic imperatives, including our recently completed acquisition of Signify Health, Inc. ("Signify Health") which adds best-in-class capabilities that enable in-home services and care coordination for patients, and a provider enablement platform. Additionally, in February 2023 we announced the proposed acquisition of Oak Street Health, Inc. ("Oak Street"), a leading multi-payor, value-based primary care provider that is helping older adults stay healthy and live life more fully. Both of the Signify Health and Oak Street acquisitions are expected to advance our value-based care offerings as we continue to redefine how people access and experience care that is more affordable, convenient and connected.

The continued investment in our technology platform and digitally enabled services in 2022 expanded our reach to consumers. We now have more than 47 million digital members, who are twice as engaged as non-digital customers, enhancing our ability to reach our consumers as efficiently as possible.

The success of our management team is exhibited through the 43% total shareholder return generated over the past two calendar years, 2021 and 2022, representing approximately a 23% outperformance versus the S&P 500 Health Care index.

Stockholder Engagement and Corporate Governance

Over the past year, our Board and management team continued their long-standing practice of proactive engagement with stockholders to enhance our understanding and to be responsive of your perspectives and needs. As part of discussions with stockholders, we reviewed the business decision made by the Board and management team in 2022 to resolve the vast majority of the pending opioid lawsuits against the Company, which date back to allegations over a decade old. Reaching a global settlement was a priority for the Board and our stockholders, to allow our current leadership team to focus on forward-looking strategic imperatives. Additional information on the Board's considerations is provided within this proxy statement.

This was Roger's first year as Independent Chair of the Board, and we directed efforts on refreshment and committee membership and leadership along with an enhanced Board evaluation process. In September, Dr. Jeffrey Balser joined the Board bringing relevant insight gathered from his experiences in a range of health care roles, including as CEO of Vanderbilt University Medical Center and as a member of the National Academy of Medicine. William Weldon is not standing for re-election at the 2023 Annual Meeting as he has reached the Board's mandatory retirement age. We thank Bill for his counsel during his tenure on our Board.

Environmental, Social and Governance Focus

Healthy 2030, our ESG approach, is focused on achieving our economic, environmental and social imperatives and shaping a more equitable and sustainable future for all—across multiple dimensions of health. Our diverse and inclusive workforce reflects the communities we serve and is committed to advancing health equity, bringing care to more people and protecting our environment. Our ESG strategy and initiatives are supported by a strong governance framework, including Board-level oversight, thoroughly reviewed goals, an ESG Steering Committee and regular reporting and disclosures.

Annual Meeting of Stockholders

Our 2023 Annual Meeting will be held virtually on Thursday, May 18, 2023, at 8:00 a.m., Eastern Time, to allow our stockholders to participate more easily regardless of location. We ask you to please vote at your earliest convenience. Your vote is important.

Thank you for your continued interest and investment in CVS Health. We appreciate your support as we continue to transform the health care system and deliver value-based care to improve health care for consumers.

Sincerely,

Roger N. Farah
Independent Chair of the Board

Karen S. Lynch
President and Chief Executive Officer

Table of Contents

Notice of Annual Meeting of Stockholders

May 18, 2023

8:00 a.m., Eastern Time

The Annual Meeting will be held exclusively online at **www.virtualshareholdermeeting.com/CVS2023**

How to Vote

Your vote is important to the future of CVS Health. You are eligible to vote if you were a stockholder of record at the close of business on March 20, 2023. Even if you plan to attend the Annual Meeting virtually, please vote as soon as possible using one of the following methods. In all cases, you should have your proxy card in hand:



USE THE INTERNET
www.proxyvote.com



USE A MOBILE DEVICE
Scan this QR Code



CALL TOLL-FREE
1-800-690-6903



MAIL YOUR PROXY CARD
Follow the instructions on your voting form

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 18, 2023:

The proxy statement and 2022 Annual Report to Stockholders (the "2022 Annual Report"), which includes our Annual Report on Form 10-K and our audited financial statements, are available at www.cvshealthannualmeeting.com and at www.proxyvote.com.

Whether or not you plan to attend the virtual Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in the proxy materials.

You are cordially invited to join our 2023 Annual Meeting of Stockholders, to be held on Thursday, May 18, 2023, at 8:00 a.m., Eastern Time. Our Annual Meeting will be conducted exclusively online.

Items to be Voted

- Elect 11 director nominees named in this proxy statement;
- Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2023;
- Say on pay, an advisory vote to approve the Company's executive compensation;
- Recommend, on an advisory basis, the frequency of future advisory votes on the Company's executive compensation;
- Act on 5 stockholder proposals, if properly presented; and
- Conduct any other business properly brought before the Annual Meeting.

Eligibility to Vote

Stockholders of record at the close of business on March 20, 2023 may vote at the Annual Meeting.

By Order of the Board of Directors,

Colleen M. McIntosh
Senior Vice President, Corporate Secretary and Chief Governance Officer
CVS Health Corporation
One CVS Drive
Woonsocket, Rhode Island 02895
(principal executive office)
April 7, 2023

Your vote is important.

Our proxy statement and proxy card are being mailed or transmitted to stockholders entitled to vote at the Annual Meeting beginning on or about April 7, 2023. Whether or not you plan to attend the Annual Meeting, please vote your shares. In addition to voting by mail or during the Annual Meeting by following the instructions available on the Annual Meeting website, stockholders of record have the option of voting by telephone or via the Internet. If your shares are held in the name of a bank, broker or other holder of record (i.e., in "street name"), please read your voting instructions to see which of these options are available to you. Even if you are attending the Annual Meeting virtually, we strongly encourage you to vote in advance by Internet, phone or mail.

We are pleased to take advantage of the U.S. Securities and Exchange Commission (the "SEC") rules that allow issuers to furnish proxy materials to their stockholders on the Internet. As a result, beginning on or about April 7, 2023, we are mailing a notice of Internet availability to many of our stockholders instead of paper copies of our proxy statement and our 2022 Annual Report. The notice contains instructions on how to access those documents over the Internet. The notice also contains instructions on how stockholders can receive a paper copy of our proxy materials, including the proxy statement, our 2022 Annual Report and proxy card.

The Annual Meeting will be accessible only at www.virtualshareholdermeeting.com/CVS2023 (the "Annual Meeting website"). We encourage you to access the Annual Meeting website prior to the start time and allow ample time to log into the Annual Meeting webcast and test your computer system. **To be admitted to the Annual Meeting, you must enter the 16-digit control number found on the proxy card, Notice of Internet Availability or voting instruction form that accompanied your proxy materials when requested by the Annual Meeting website.** You also may vote during the Annual Meeting by following the instructions available on the Annual Meeting website.

The Value We Create

Financials

Total Revenues
in billions of dollars



Diluted EPS from continuing operations
in dollars per common share



Adjusted EPS*
in dollars per common share



Cash Flow from Operations
in billions of dollars



2022 Highlights

We delivered strong performance

- Total revenues increased to $322.5 billion, up 10.4% compared to prior year
- GAAP diluted earnings per share ("EPS") from continuing operations of $3.14 and Adjusted EPS* of $8.69
- Generated cash flows from operations of $16.2 billion
- Repayments of long-term debt of $4.1 billion

What you can expect from CVS Health

- Strong, sustainable growth in our foundational businesses
- Powerful cash flow generation
- Strategic capital deployment
- Differentiated consumer-focused approach
- Commitment to sustainable business practices and employee development
- Pathway to long-term, low double-digit adjusted EPS growth

Our Unparalleled Consumer Reach

- More than 100 million Caremark and Aetna members
- 85% of Americans live within 10 miles of a CVS store
- Nearly 5 million customers visit CVS locations every day
- Increased unique digital customers by 7 million to 47 million+, reached 8 million active users on CVS Health's individualized Health Dashboard
- >74 million members enrolled in the CVS ExtraCare® Loyalty Program

Emphasizing Sustainability and Social Responsibility

- Included in the 2022 Dow Jones Sustainability Indices
  - North American Index for the 10th straight year
  - World Index for the 4th consecutive year
- Included in JUST Capital's 2023 ranking of America's Most JUST Companies
- Placed #5 in Morning Consult's Most Trusted Brands™ in the United States survey

---

* Adjusted EPS is a non-GAAP financial measure. See Annex A to this proxy statement for an explanation and a reconciliation to the most comparable GAAP financial measure.

Our Purpose: Bringing our heart to every moment of your health™

At CVS Health, we are a **dedicated** and **diverse** team – more than 300,000 colleagues strong – focused on **a bold vision to reimagine health care by putting our colleagues and consumers at the heart.**

We are committed to building a workplace where every person is **welcome**, **valued**, and can fulfill their **potential.** A workplace fueled by our culture – one where our colleagues are not only measured by what they do, but by how they do it. Our **Heart At Work Behaviors™** guide our actions – from how we treat each other, to responding to our customers' needs or serving our communities. We put people first, rise to the challenge, join forces, create simplicity, inspire trust, and champion safety and quality – empowering every person to achieve our goals and shared purpose.

We are proud of the contributions we make and to have **a company that reflects the communities we serve**. Together we are accountable for creating the culture we want, need, and deserve – helping us on our journey **to bring our heart to every moment of your health.**

HeartAtWork Behaviors™

Put people first



We are customer obsessed. We walk in others' shoes to improve the customer and colleague experience. We create an engaging and inclusive work environment where our colleagues reflect the diversity of our customers.

Rise to the challenge



We boldly innovate to care for our customers. We act swiftly and adapt to feedback. We think big and are willing to take smart risks to innovate. We welcome different points of view and learn from mistakes.

Join forces



We unite around our goal of serving the customer. We work across teams to provide the best care possible. We listen and learn from each other. We are conscious of our impact on customers, colleagues and the company.

Create simplicity



We design for our customers. We continuously simplify by removing extra steps and innovating to create streamlined solutions. We focus on what matters most to our customers and empower those colleagues closest to the work to make the right call.

Inspire trust



We work to earn the trust of our customers and colleagues by meeting our commitments and acting with integrity. We bravely do the right thing, even when it is hard. We speak up to challenge ideas and do so with heart.

Champion safety and quality



We are relentless in our pursuit of the safest and highest quality care. We know that in order to keep patients and consumers safe, our colleagues must also feel safe and protected. We ensure safety is at the heart of every decision we make and everything we do.

Proxy Statement Highlights

This summary highlights selected information in this proxy statement – please review the entire document before voting.

All of our Annual Meeting materials are available at **www.cvshealthannualmeeting.com.** There, you can download electronic copies of our Annual Report and proxy statement and use the link to vote.

Voting Items

ITEM 1

Election of directors

Our 11 continuing directors are seasoned leaders who bring a mix of skills and qualifications to our Board of Directors

✔ **FOR** each director nominee

⊡ 12-18

ITEM 2

Ratify the appointment of the Company's independent registered public accounting firm for 2023

Based on its recent evaluation, our Audit Committee believes that the retention of Ernst & Young LLP is in the best interests of the Company and its stockholders

✔ **FOR**

⊡ 40-41

ITEM 3

Say on pay - an advisory vote on the approval of the Company's executive compensation

Our executive compensation program reflects our unwavering commitment to paying for performance and reflects feedback received from stockholder outreach

✔ **FOR**

⊡ 42-43

ITEM 4

Proposal to recommend, on an advisory basis, the frequency of advisory votes on executive compensation

Affords stockholders the opportunity to cast an advisory vote on how often we should include a say on pay proposal in our proxy materials for future stockholder meetings, (often referred to as the "say-when-on-pay" proposal)

✔ **FOR EVERY YEAR**

⊡ 44

ITEMS 5-9

Stockholder proposals

See the Board of Directors' statement of opposition AGAINST each stockholder proposal

✖ **AGAINST**

⊡ 94-108

The CVS Health Board

William C. Weldon, an independent member of the Board of Directors (the "Board" or "our Board") who has reached our mandatory retirement age, is retiring from the Board at the 2023 Annual Meeting. Upon the retirement of Mr. Weldon, the size of the Board will be reduced to 11 directors.

You are asked to vote on the election of the following 11 nominees to serve on the Board of CVS Health Corporation ("CVS Health" or the "Company"). All directors are elected by a majority of votes cast, and all presently serve on the Board. The information below reflects the expected leadership and membership of each of the Board's committees after the Annual Meeting.

Name	Director Since	Independent	Other Public Company Boards	A	I&F	MP&D	N&CG	MA	E
Fernando Aguirre, 65 Former Chairman, President and CEO of Chiquita Brands International, Inc.	2018	YES	2	●			●		●
Jeffrey R. Balser, M.D., Ph.D., 61 President and Chief Executive Officer of Vanderbilt University Medical Center	2022	YES	None					●	
C. David Brown II, 71 Partner and Former Member of Executive Committee of Nelson Mullins Riley & Scarborough LLP	2007	YES	None			🔴	●		●
Alecia A. DeCoudreaux, 68 President Emerita of the former Mills College, now Mills College at Northeastern University, and Former Executive at Eli Lilly and Company	2015	YES	2	●			●	●	
Nancy-Ann M. DeParle, 66 Managing Partner and Co-Founder of Consonance Capital Partners, LLC and Former Director of White House Office of Health Reform	2013	YES	1				🔴	●	●
Roger N. Farah, 70 Independent Chair of the Board of CVS Health Corporation; Former Chairman of the Board of Tiffany & Co. and Former Executive at Tory Burch and Ralph Lauren	2018	YES	1			●	●		🔴
Anne M. Finucane, 70 Chair of the Board of Rubicon Carbon and Former Vice Chairman of Bank of America Corporation	2011	YES	1		🔴	●			
Edward J. Ludwig, 71 Former Chairman and CEO of Becton, Dickinson and Company	2018	YES	1	🔴	●				
Karen S. Lynch, 60 President and CEO of CVS Health Corporation	2021	NO	None						●
Jean-Pierre Millon, 72 Former President and CEO of PCS Health Systems, Inc.	2007	YES	None	●				🔴	
Mary L. Schapiro, 67 Vice Chair of Global Public Policy and Special Advisor to the Chairman of Bloomberg L.P. and Former Chairman of the U.S. Securities and Exchange Commission	2017	YES	1	●	●				

Key

●	Member	**A**	Audit	**MP&D**	Management Planning and Development	**MA** Medical Affairs
🔴	Committee Chair	**I&F**	Investment and Finance	**N&CG**	Nominating and Corporate Governance	**E** Executive

Our Directors Nominated for Election at the Annual Meeting

The demographic information presented below is based on voluntary self-identification by each director nominee. Additional biographical information on each director nominee is set out starting on page 13.



Director Independence	**Financial Expertise**	**Director Tenure**	**Diversity of Gender and Background**
	Financial Experts	0-4 years	Female
	Qualified as Financial Experts	5-9 years	Racially or Ethnically Diverse
	Financially Literate	10+ years	Born Outside of the U.S.

10 directors are independent of the Company and management. Ms. Lynch, our President and CEO, is our only non-independent director nominee.

Four members of our Audit Committee are designated Audit Committee Financial Experts. Three other Board members have qualifications to be financial experts, and the remainder are financially literate.

Our directors bring a balance of experience and fresh perspective to our boardroom. **The average tenure of our director nominees is ~7.6 years.**

Approximately 45% of our director nominees are women. Two of our committees are chaired by female directors.

Our director nominees come from **varied backgrounds**, including three who identify as **racially or ethnically diverse** and two who were born **outside of the U.S.**

Director Nominee Expertise, Skills and Experience

Our director nominees possess relevant experience, skills and qualifications that allow the Board to effectively oversee the Company's strategy and management. The Board has identified key skills, qualifications and experience that are important to the Board as a whole in light of our current business strategy and expected needs. Our director nominees have developed competencies in these skills through education, direct experience and oversight responsibilities. The graphics below summarize each of our director nominees' five principal areas of expertise. This summary is not intended to be an exhaustive list of their skills or areas of principal contributions to the Board, and each director possesses skills in addition to those utilized for these graphics. See page 20 for details on how these skills and expertise link to the Company's strategy.



Business Development and Corporate Transactions: **7**/11

Business Operations: **5**/11

Corporate Governance and Sustainability: **7**/11

Finance: **6**/11

Health Care and Health Services: **8**/11

Legal and Regulatory Compliance: **4**/11

Public Policy and Government Affairs: **6**/11

Regulated Industries: **5**/11

Risk Management: **4**/11

Senior Leadership: **11**/11

Technology and Innovation: **3**/11

Board and Corporate Governance Highlights

The Board continues to evaluate the Company's corporate governance policies and practices to ensure that the right mix of individuals are present in our boardroom to best serve the stockholders we represent by ensuring effective oversight of our strategy and management. We are committed to maintaining the highest standards of corporate governance and have established a strong and effective framework by which the Company is governed and reviewed.

2022-2023 Board and Corporate Governance Developments	Further Information
• In September 2022, Jeffrey R. Balser, M.D., Ph.D., was elected to our Board of Directors, strengthening our Board's clinical and health information technology expertise and complementing the Board's collective skill set and experience.	▶ page 13
• With the retirement of William C. Weldon at the time of the Annual Meeting, our Board size will decrease to 11 directors. The Nominating and Corporate Governance Committee ("N&CG Committee"), with the assistance of an outside search firm that it retained, is continuing its search to identify, evaluate and conduct due diligence on potential director candidates to further strengthen our Board in the future.	▶ pages 5, 19, 21
• The N&CG Committee reviewed and updated the board skills/experience list with the skills and experience most relevant to CVS Health and its business and strategy. The Committee removed "International Business Operations" and reflected the Company's expanded focus on health care delivery by adding "Health Care and Health Services." It also broadened our focus on regulatory matters by including "Regulated Industries," referring to business areas other than health care.	▶ pages 19, 20
• In September 2022, the N&CG Committee approved an amendment to the Executive Committee charter that reduced the number of Executive Committee members from seven to five, set the minimum number of members at three, and implemented a formal, annual rotation of membership. Having fewer members with broader reach is expected to make it easier to assemble the Executive Committee quickly to address emergent issues. The annual rotation helps to ensure that new perspectives are available to the Independent Chair of the Board.	▶ page 38
• In November 2022, the Board approved amendments to the Company's by-laws (the "By-laws") to revise notification and other requirements related to nominations of directors and solicitations of proxies, including to reflect new procedures to comply with Rule 14a-19 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), also known as the universal proxy rules. The amendments to the By-laws were moderate and reflect best practices in this area.	▶ pages 21, 115-116
• In December 2022, the Board increased the Company's quarterly cash dividend by 10%, from $0.55 to $0.605, effective with the dividend distribution on February 1, 2023. It also authorized a $10.0 billion share repurchase program in November 2022, to supplement the remaining authorization under the share repurchase program approved by the Board in December 2021.	▶ pages 22, 32, 55

	Further Information
Board Communication and Stockholder Rights	
• Our Board supports and participates in our stockholder outreach program and has responded to stockholder input with changes in our compensation program and other areas including:	▶ pages 9-11, 28, 51-53
• Majority voting in director elections	▶ page 21
• Proxy access by-law	▶ page 21
• Annual election of all directors	▶ page 12
• Annual say on pay vote	▶ pages 42-43
• Right to act by written consent that is less than unanimous and to call special meetings of stockholders	▶ See our Certificate of Incorporation and By-laws at https://investors.cvshealth.com under "Governance Documents"
Director Alignment with Stockholder Interests	
• Working in collaboration with management on an appropriate settlement of the vast majority of pending opioid lawsuits was a board-level priority; the Board also agreed to a one-time a reduction in non-employee director compensation of 10% for fiscal year 2023.	▶ pages 10-11, 38-39, 52-53
• At least 75% of our directors' annual retainer mix is paid in shares of CVS Health common stock.	▶ pages 38-39
• Directors must own at least 10,000 shares of CVS Health common stock.	▶ page 109
• Director nominee meeting attendance averaged 98%, and each director nominee attended at least 98% of the meetings of the Board and the committees of which he or she was a member.	▶ page 38
• The Board is focused on diversity of Board and Board committee leadership.	▶ pages 5, 6, 30
Board Oversight of Risk	
• Full Board and individual committees focus on understanding and assessing Company risks.	▶ pages 24-27
• Our Independent Chair and our CEO are focused on the Company's and the Board's risk management efforts and ensure that enterprise risks are appropriately brought to the Board and/or its committees for review.	▶ pages 24-27
• The Board also reviews the Company's succession planning, including succession planning in the case of the incapacitation, retirement or removal of the CEO. The CEO provides an annual report to the Board recommending potential successors and the Board reviews succession planning with respect to the Company's other key executives.	▶ pages 23, 29
• At least annually, the Audit Committee reviews our policies and practices with respect to risk assessment and risk management, including discussing with management our major risks and the steps that have been taken to monitor and mitigate such risks.	▶ pages 24-25, 31
• The Management Planning and Development Committee ("MP&D Committee") is responsible for reviewing and assessing potential risks arising from the Company's compensation policies and practices.	▶ pages 25, 34-36
• The N&CG Committee is responsible for oversight of our policies, practices and risks related to cyber security and data and information security governance, as well as other environmental, social and governance ("ESG") matters.	▶ pages 25, 33
• The Medical Affairs Committee is responsible for reviewing and assessing risk arising from the Company's provision of health care services across the enterprise.	▶ pages 25, 37
• The Investment and Finance Committee ("I&F Committee") is responsible for oversight of risks related to the Company's investment portfolio and its capital and financial resources.	▶ pages 25, 32

Stockholder Outreach – Governance and Compensation Actions

Stockholder Engagement

We have a long-standing, robust stockholder outreach program through which we solicit feedback on our corporate governance, executive compensation program, disclosure practices and ESG programs and goals. Our annual engagement program helps us better understand stockholder priorities and perspectives, gives us an opportunity to elaborate upon our initiatives with relevant experts and fosters constructive dialogue. We take feedback and insights from our engagement with stockholders and other stakeholders into consideration as we review and evolve our practices and disclosures and further share them with our Board as appropriate.



Annual Meeting of Stockholders

Summer — Board, Management

1. Discuss feedback and Annual Meeting vote results
2. Review regulatory developments and compensation trends
3. Plan Fall engagement (who to contact and proposed topics to discuss)

Fall — Board, Management, Stockholders

Comprehensive engagement with stockholders to:
- Discuss developments in business and strategy, Board and corporate governance matters, executive compensation and the say on pay vote, diversity and inclusion, environmental and social issues
- Solicit feedback

Spring — Board, Management, Stockholders

Re-engage investors after proxy filing:
- Discuss items on Annual Meeting agenda
- Gather feedback
- Provide update on changes

Winter — Board, Management, Stockholders

1. Review Fall stockholder feedback with Board and management
2. Determine changes to corporate governance and compensation programs as proxy is being drafted
3. Potential stockholder follow-up

In addition to investor relations meetings throughout the year, in the latter part of 2022 and early 2023, at the Board's direction, management reached out to stockholders representing approximately 49% of our outstanding shares and engaged with holders of approximately 40% of our outstanding shares. We also held calls with two of the leading proxy advisory firms. The Independent Chair of the Board and the Chair of the MP&D Committee participated in calls with investors representing approximately 31% of our outstanding stock, and the Chair of the MP&D Committee also participated in a call with a proxy advisory firm. We also engaged with each of the stockholders or groups of stockholders who submitted a proposal for inclusion in this proxy statement. Productive discussions led to the withdrawal of two stockholder proposals related to (i) the risks associated with "concealment clauses" and (ii) reproductive rights and data privacy.

We were pleased to engage in productive conversations with our stockholders during which we discussed a number of topics relevant to the Company's strategy, board composition and oversight, corporate governance and our environmental and social initiatives. We also discussed the structure of our executive compensation program, how to consider the impact of the opioid litigation settlement accrual on compensation decisions, and steps we have taken in recent years to align our compensation program with our evolving business strategy and stockholder experience and reflect their feedback.



Integrated Engagement Team				
Investor Relations	**Legal**	**Human Resources**	**Sustainability**	**Independent Directors**

28

separate stockholder meetings throughout the year

34

stockholders contacted for engagement

Total Contacted ~49%[1]

Total Engaged ~40%[1]

Director Engaged ~31%[1]

[1]   Capital IQ, represents outstanding shares as of March 20, 2023.

The key issues we discussed with our stockholders are summarized below:

Board Composition and Oversight; Corporate Governance	• Board composition and the differentiated and relevant qualifications and skillsets our directors possess to deliver impactful oversight of the Company • Recent refreshment of the Board, including in the Independent Chair role and committee leadership positions • The Board's active engagement in overseeing the Company's opioid response, and the allocation of specific responsibilities across our Board committees • The Board's responsibility for the oversight of human capital management and talent development, as well as key risk areas including cyber and information security • The Board's review of the results of stockholder voting at the 2022 Annual Meeting, including its consideration of stockholder proposals that received votes of at least 25% in favor
Environmental and Social Strategy	• Our *Healthy 2030* strategy guides our commitment to improving the health of the people and communities we serve • Key initiatives supporting the *Healthy 2030* strategy, including efforts to increase access to health services in underserved communities, providing social impact investments in our local communities, and a commitment to reduce our overall environmental impact by at least 50% by 2030 • Steps we have taken to support our workforce and the well-being and development of our colleagues
Opioid Litigation Settlement and Impact	• The decision by the Board and our CEO, Ms. Lynch, to fully resolve the vast majority of pending opioid lawsuits against the Company, which included allegations that dating a decade or more, and the Board's consideration of the ongoing business risks of not reaching a settlement, including the significant cost to continue to litigate the approximately 2,900 outstanding matters and the continued distraction for our management team • Consideration of the opioid litigation settlement accrual on compensation decisions (the Compensation Discussion and Analysis ("CD&A") section of this proxy statement provides further details on the executive compensation topics that were addressed with stockholders) • Our continued commitment to address the misuse of prescription opioids, including through close collaboration with leaders and health officials in our local communities

Compensation Actions

- The MP&D Committee spent extensive time considering whether and how to reflect the impact of the opioid-related settlement charge in our year-end compensation decisions for 2022. The MP&D Committee, along with the full Board, carefully considered that there was no admission of fault or wrongdoing and took into account a number of factors and alternatives that are provided in detail in the CD&A. The MP&D Committee also sought the perspectives of stockholders in advance of finalizing compensation decisions for our Executive Leadership Team and Board. Ultimately:
  - Ms. Lynch, the full Board and the MP&D Committee mutually agreed to apply negative discretion to her 2022 annual cash incentive award, reducing the payout as determined under the plan formula by 33% from 149.5% of target to 100% of target, to create alignment with stockholders.
  - Working in collaboration with management on an appropriate settlement was a board-level priority; the Board also agreed to a reduction in non-employee director compensation of 10% for fiscal year 2023.
- The MP&D Committee approved two enhancements to the executive compensation program effective for 2023:
  - Approving the use of Net Promoter Score ("NPS") as a metric in the Management Incentive Plan ("MIP"), which replaces the Customer Service/Satisfaction metric. NPS is more commonly used and will enable us to measure comparable positioning more effectively and transparently.
  - Expanding the group of colleagues subject to the Workforce Diversity Modifier (downward only) to Vice Presidents and above, and providing greater transparency on the MP&D Committee's assessment of this metric within the CD&A.

For details on these compensation actions please see pages 52-53 of the CD&A.

The entire Board appreciated the many positive comments from stockholders about the performance of the Company, the quality of our senior leadership, the fundamental design of our executive compensation program and the Company's corporate governance practices. Our corporate governance and compensation practices are informed by ongoing dialogue with our stockholders and meet intended objectives.

For more information on changes to our executive compensation program, see the letter from the MP&D Committee beginning on page 45, "Stockholder Outreach and Consideration of 2022 Say on Pay Vote" beginning on page 51 and "Elements of Our Executive Compensation Program" beginning on page 58. For more information on corporate governance at CVS Health, please refer to pages 12-39 of this proxy statement and to the Corporate Governance pages of our Investor Relations website at https://investors.cvshealth.com.

Corporate Governance and Related Matters

ITEM 1
Election of Directors

Our Board of Directors has nominated 11 candidates for election as directors at the Annual Meeting. All 11 nominees currently serve as directors. If elected, each nominee will hold office until the next annual meeting and until their respective successors have been duly elected and have qualified. All of the nominees are expected to attend the Annual Meeting.

The N&CG Committee believes that the Board is well-balanced and that it fully and effectively addresses the Company's needs. All of our nominees are seasoned leaders, all of whom hold or held senior executive leadership positions, who bring to the Board skills, qualifications and perspectives gained during their tenure at a wide array of public companies, private companies, non-profits, governmental and regulatory agencies and other organizations. We have indicated below for each nominee certain of the experience, qualifications, attributes and skills that led the N&CG Committee and the Board to conclude that the nominee should continue to serve as a director. We have also indicated the race/ethnicity and gender of each individual nominee, as self-identified.

Please note that for each director we have only listed the five primary attributes that the Board and the nominee considered to be most relevant to each nominee. Each director nominee possesses qualifications in addition to those listed under his or her name.

The Board of Directors unanimously recommends a vote **FOR** the election of all director nominees.



Left to right: Anne Finucane, Edward Ludwig, Mary Schapiro, Jeffrey Balser, Alecia DeCoudreaux, Roger Farah, Karen Lynch, David Brown, Nancy-Ann DeParle, Fernando Aguirre, Jean-Pierre Millon

Biographies of our Incumbent Board Nominees



INDEPENDENT DIRECTOR
Former Chairman, President and CEO of Chiquita Brands International, Inc.

Age: 65

Director since:
November 2018

Race/Ethnicity and Gender
White, Hispanic/Latino Male

Education
B.S., Southern Illinois University, Edwardsville

CVS Health Board Committees
Audit; Nominating and Corporate Governance; Executive

Other Public Boards
Barry Callebaut AG
Synchrony Financial

Fernando Aguirre

Mr. Aguirre is the former Chairman, President and Chief Executive Officer of Chiquita Brands International, Inc. ("Chiquita"), a global distributor of consumer products, having served as Chiquita's President and Chief Executive Officer from January 2004 to October 2012 and its Chairman from May 2004 to October 2012. Prior to joining Chiquita, Mr. Aguirre worked for more than 23 years in brand management, general management and turnarounds at The Procter & Gamble Company ("P&G"), a manufacturer and distributor of consumer products. Mr. Aguirre began his P&G career in 1980, serving in various capacities including President and General Manager of P&G Brazil, President of P&G Mexico, Vice President of P&G's global snacks and U.S. food products, and President of global feminine care. Mr. Aguirre was a member of the board of directors of Aetna from 2011 until the closing of Aetna's merger with CVS Health in November 2018 (the "Aetna Transaction"), when he became a director of CVS Health. He served as a director of Coveris, a manufacturer of packaging, from 2014 to 2015, Levi Strauss & Co., a manufacturer of clothing, from 2010 to 2014, and Coca-Cola Enterprises Inc., a manufacturer and distributor of consumer products, from 2005 to 2010. Mr. Aguirre also serves as a director of Barry Callebaut AG, a manufacturer of high-quality chocolate and cocoa products, and Synchrony Financial, a consumer financial services company. He also serves as chair of Synchrony's nominating and corporate governance committee.

Skills and Qualifications of Particular Relevance to CVS Health

Mr. Aguirre brings to the Board extensive consumer products, global business and executive leadership experience. As a former Chairman and CEO of a large public company that produces and distributes consumer products worldwide, he has significant brand management and international experience that is valuable to the Board's strategic and operational understanding of global markets. Mr. Aguirre's experience and service on other large public company boards, where he has served as chair of various committees, positions him well as a member of our Audit and Nominating and Corporate Governance Committees.

Director Qualification Highlights

- ⚙ Business Operations
- 🏛 Corporate Governance and Sustainability
- 💵 Finance
- 〰 Health Care and Health Services
- 🏢 Regulated Industries



INDEPENDENT DIRECTOR
President and Chief Executive Officer of Vanderbilt University Medical Center and Dean of Vanderbilt University School of Medicine

Age: 61

Director since:
September 2022

Race/Ethnicity and Gender
White Male

Education
B.S., Tulane University; M.D. and Ph.D., Vanderbilt University

CVS Health Board Committees
Medical Affairs

Other Public Boards
None

Jeffrey R. Balser, M.D., Ph.D.

Dr. Balser has served as the chief executive of Vanderbilt University Medical Center ("VUMC") since 2009 and has been President and Chief Executive Officer since 2016, when VUMC became an independent health care company. He has also served as the Dean of the Vanderbilt University School of Medicine since 2008. Dr. Balser is a member of the National Academy of Medicine and serves on its governing council. He also currently serves on the boards of VUMC, Tulane University and the Nashville Health Care Council. He previously served on the board of Varian Medical Systems, Inc., an oncology treatment device and software maker that was publicly traded, from October 2018 until Varian was acquired by Siemens Healthineers AG in April 2021.

Skills and Qualifications of Particular Relevance to CVS Health

Dr. Balser's business experience includes large regional quaternary health delivery system leadership, human capital management, senior business management experience including a number of community hospital and medical practice acquisitions, overall risk management expertise through oversight of VUMC's quality, compliance and corporate integrity activities, and financial expertise through management of its financial statements and VUMC's separation from Vanderbilt University. His experience as a physician scientist includes leading NIH-funded research in various areas of pharmacogenomics and spearheading growth in personalized medicine at VUMC from research concepts to bedside care, integrating advances in informatics, discovery science, and precision genomics. Under his leadership, VUMC has become an academic leader in health information technology. His education and experience as an M.D. with a Ph.D. in pharmacology are considered by the Board to be tremendous assets as the Company further expands into health care delivery services. The Board believes that Dr. Balser's experience adds knowledge and leadership depth to the Board and he brings great value as a member of the Medical Affairs Committee.

Director Qualification Highlights

- ⚙ Business Operations
- 💵 Finance
- 〰 Health Care and Health Services
- ☂ Risk Management
- ((•)) Technology and Innovation



INDEPENDENT DIRECTOR
Partner and Former Member of the Executive Committee of Nelson Mullins Riley & Scarborough LLP

Age: 71

Director since:
March 2007

Race/Ethnicity and Gender
White Male

Education
B.S.B.A., University of Florida; J.D., University of Florida College of Law

CVS Health Board Committees
Management Planning and Development (Chair); Nominating and Corporate Governance; Executive

Other Public Boards
None

C. David Brown II

Mr. Brown has been a partner of Nelson Mullins Riley & Scarborough LLP ("Nelson Mullins"), a national law firm, since the August 2018 merger of Nelson Mullins and the Florida-based Broad and Cassel, of which Mr. Brown was Chairman from March 2000 through the time of the merger. He was also a member of the executive committee of Nelson Mullins until he rotated off the committee in December 2021. He served as the lead director of Rayonier Advanced Materials Inc., a leading specialty cellulose production company, until his retirement from that board in May 2020. Mr. Brown previously served on the board of Caremark Rx, Inc. from March 2001 until the closing of the merger transaction involving CVS Health and Caremark, when he became a director of CVS Health.

Skills and Qualifications of Particular Relevance to CVS Health

Mr. Brown's legal expertise and health care experience are highly valued by the Board, as is his ability to analyze and interpret complex issues and facilitate Board engagement. He has a broad background in large-scale corporate and real estate transactions, both domestically and internationally. Mr. Brown has significant health care experience, including through his oversight of UF Health while serving as Chairman of the Board of Trustees for the University of Florida and as a member of the board of directors and executive committee of Orlando Health, a not-for-profit health care network. The Board believes that Mr. Brown's experience adds knowledge and leadership depth to the Board.

Director Qualification Highlights

- ($) Business Development and Corporate Transactions
- Corporate Governance and Sustainability
- Health Care and Health Services
- Legal and Regulatory Compliance
- Public Policy and Government Affairs



INDEPENDENT DIRECTOR
President Emerita of the former Mills College, now Mills College at Northeastern University and Former Executive at Eli Lilly and Company

Age: 68

Director since:
March 2015

Race/Ethnicity and Gender
African-American Female

Education
B.A., Wellesley College; J.D., Maurer School of Law at Indiana University

CVS Health Board Committees
Audit; Medical Affairs; Nominating and Corporate Governance

Other Public Boards
Parnassus Funds and Parnassus Income Funds

Alecia A. DeCoudreaux

Ms. DeCoudreaux is President Emerita of the former Mills College, a liberal arts college for women with graduate programs for women and men, which is now known as Mills College at Northeastern University, having served a five-year term as President from July 2011 through June 2016. Previously, Ms. DeCoudreaux served in a number of leadership roles at Eli Lilly and Company, a global pharmaceutical manufacturer ("Eli Lilly"), including as Vice President and Deputy General Counsel, Specialty Legal Team, from 2010-2011, Vice President and General Counsel, Lilly USA, from 2005-2009, and Secretary and Deputy General Counsel of Eli Lilly from 1999-2005. During her 30-year career with Eli Lilly, Ms. DeCoudreaux also previously served as Executive Director of Lilly Research Laboratories, Director of Federal Government Relations, Director of State Government Relations and Director of Community Relations. In addition, Ms. DeCoudreaux has served on a number of charitable, educational, for profit and nonprofit boards, including as both a trustee and board chair at Wellesley College. She currently serves as Lead Independent Trustee and Chairperson of the Board of Trustees of Parnassus Funds and Parnassus Income Funds, each a family of investment funds that integrates ESG factors and fundamental investment principles.

Skills and Qualifications of Particular Relevance to CVS Health

Ms. DeCoudreaux has more than 30 years of experience in the pharmaceutical industry, and her experience as an attorney in that field and in the area of corporate governance makes her a great asset to our Board.

Director Qualification Highlights

- Corporate Governance and Sustainability
- Health Care and Health Services
- Legal and Regulatory Compliance
- Public Policy and Government Affairs
- Risk Management



INDEPENDENT DIRECTOR
Managing Partner and
Co-Founder of Consonance
Capital Partners, LLC and
Former Director of the
White House Office of
Health Reform

Age: 66

Director since:
September 2013

Race/Ethnicity and Gender
Eurasian Female

Education
B.A., University of
Tennessee; B.A. and M.A.,
Balliol College, Oxford
University; J.D., Harvard
Law School

**CVS Health Board
Committees**
Nominating and Corporate
Governance (Chair); Medical
Affairs; Executive

Other Public Board
HCA Healthcare, Inc.

Nancy-Ann M. DeParle

Ms. DeParle has been a Managing Partner of Consonance Capital Partners, LLC, a private equity firm focused on investing in small and mid-size health care companies, since March 2020, and was a Partner from August 2013 until March 2020. She also is a Co-founder of the firm. From March 2009 to January 2013, Ms. DeParle served in the White House, first as Counselor to the President and Director of the White House Office of Health Reform, and later as Assistant to the President and Deputy Chief of Staff for Policy. From 1997 to 2000, Ms. DeParle served as the Administrator of the Centers for Medicare & Medicaid Services (then known as the Health Care Financing Administration), and from 1993 to 1997, she served as the Associate Director for Health and Personnel for the White House Office of Management and Budget, or OMB. From 2001 to March 2009, Ms. DeParle served as a Senior Advisor with JPMorgan Partners and as a Managing Director of its successor entity, CCMP Capital, L.L.C., focusing on private equity investments in health care companies. Ms. DeParle is also currently a director of HCA Healthcare, Inc., a health care services company that owns, manages or operates hospitals and other health care facilities and was elected to the Duke University Board of Trustees in 2021. She has extensive experience serving on the boards of both public and privately held companies, particularly in the health care space.

Skills and Qualifications of Particular Relevance to CVS Health

Ms. DeParle has more than 25 years of experience in the health care arena. She is widely considered to be one of the nation's leading experts in health care policy, management and financing, which makes her an excellent fit for our Board. Her background in public policy and government affairs, legal and regulatory compliance, and corporate governance and sustainability make her an excellent Chair of our Nominating and Corporate Governance Committee.

Director Qualification Highlights

- ($) Business Development and Corporate Transactions
- (🏛) Corporate Governance and Sustainability
- (♥) Health Care and Health Services
- (⚖) Legal and Regulatory Compliance
- (🏛) Public Policy and Government Affairs



INDEPENDENT DIRECTOR
Chair of the Board of CVS
Health Corporation, Former
Chairman of Tiffany & Co.
and Former Executive at Tory
Burch and Ralph Lauren

Age: 70

Director since:
November 2018

Race/Ethnicity and Gender
White Male

Education
B.S., University of
Pennsylvania

**CVS Health Board
Committees**
Management Planning and
Development; Nominating
& Corporate Governance;
Executive (Chair)

Other Public Board
The Progressive Corporation

Roger N. Farah

Mr. Farah has been Independent Chair of the Board of CVS Health since May 2022. He is the former Chairman of the Board and a director of Tiffany & Co., a retailer of jewelry and specialty products, having served in that role from October 2017 to January 2021. He served as Executive Director of Tory Burch LLC, a retailer of lifestyle products, from March 2017 to September 2017, having previously served as Co-Chief Executive Officer and director from September 2014 to February 2017. He is former Executive Vice Chairman of Ralph Lauren Corporation, a retailer of lifestyle products, having served in that position from November 2013 to May 2014, and previously served as President and Chief Operating Officer ("COO") from April 2000 to October 2013, and a director from April 2000 to August 2014. During his 40-plus year career in retailing, Mr. Farah also held director and/or executive positions with Venator Group, Inc. (now Foot Locker, Inc.), R.H. Macy & Co., Inc., Federated Merchandising Services, the central buying and product development arm of Federated Department Stores, Inc., Rich's/Goldsmith's Department Stores, and Saks Fifth Avenue, Inc. Mr. Farah was a member of the board of directors of Aetna from 2007 until the closing of the Aetna Transaction, when he became a director of CVS Health. He was a director of Metro Bank PLC, a financial services company, until his retirement from that board in March 2020. He currently serves as a director of The Progressive Corporation, an auto insurance company.

Skills and Qualifications of Particular Relevance to CVS Health

Mr. Farah brings extensive business and leadership experience to our Board. He has strong marketing, brand management and consumer insights developed in his over 40 years of experience in the retail industry. His former positions as Executive Vice Chairman, President and COO of Ralph Lauren and Executive Director and Co-CEO of Tory Burch give Mr. Farah important perspectives on the complex financial and operational issues facing the Company. The Board believes that his experience as a board chair and executive leading consumer-facing companies makes him very well suited to serve as Independent Chair of our Board.

Director Qualification Highlights

- ($) Business Development and Corporate Transactions
- (⚙) Business Operations
- (🏛) Corporate Governance and Sustainability
- (💵) Finance
- (☂) Risk Management



INDEPENDENT DIRECTOR
Chair of the Board of Rubicon Carbon and Former Vice Chairman of Bank of America Corporation

Age: 70

Director since:
January 2011

Race/Ethnicity and Gender
White Female

Education
B.A., University of New Hampshire

CVS Health Board Committees
Investment and Finance (Chair); Management Planning and Development

Other Public Board
Williams Sonoma, Inc.

Anne M. Finucane

Ms. Finucane has been a Senior Advisor of the TPG Climate Rise Fund, an investment fund focused on various climate sub-sectors, since September 2022 and the Chair of the Board of Rubicon Carbon, a carbon credit firm, since November 2022. Previously, Ms. Finucane served as Chairman of the Board of Bank of America Europe from July 2018 through December 2022. Ms. Finucane served as a Vice Chairman of Bank of America Corporation, an international financial services company, from July 2015 until her retirement in December 2021. From 2006 through July 2015, Ms. Finucane served as Global Chief Strategy and Marketing Officer for Bank of America and served as Northeast Market President from 2004 through July 2015. During her 20-plus years as a senior leader at Bank of America and its legacy firms, Ms. Finucane served as senior advisor to four chief executive officers and the Board of Directors. As a member of the executive management team, Ms. Finucane was responsible for the strategic positioning of Bank of America and led the company's environmental, social and governance, sustainable finance, capital deployment and global public policy efforts. She established and co-chaired the company's Sustainable Finance Committee, which included a $1 trillion environmental business initiative, deploying capital to help accelerate the transition to a low-carbon, sustainable economy, and was chair of Bank of America's Environmental, Social and Governance Committee, which directs all of its ESG efforts. Ms. Finucane also oversaw the company's $1.6 billion Community Development Financial Institution portfolio and chaired the Bank of America Charitable Foundation. She currently serves as a director of Williams Sonoma, Inc., a retailer of kitchen and home products.

Skills and Qualifications of Particular Relevance to CVS Health

Ms. Finucane's experience in the financial services industry, consumer policy, strategy, marketing, corporate social responsibility, global public policy and government affairs provides our Board with valuable insight in those key areas. Her distinguished career in banking also makes her an excellent Chair of our Investment and Finance Committee.

Director Qualification Highlights

- ($) Business Development and Corporate Transactions
- 🏛 Corporate Governance and Sustainability
- 🏢 Regulated Industries
- 🏛 Public Policy and Government Affairs
- ☂ Risk Management



INDEPENDENT DIRECTOR
Former Chairman and Chief Executive Officer of Becton, Dickinson and Company

Age: 71

Director since:
November 2018

Race/Ethnicity and Gender
White Male

Education
B.A., College of the Holy Cross; M.B.A., Columbia University

CVS Health Board Committees
Audit (Chair); Investment and Finance

Other Public Board
Boston Scientific Corporation

Edward J. Ludwig

Mr. Ludwig is the former Chairman of the Board of Directors of Becton, Dickinson and Company ("BD"), a global medical technology company, having served in that position from February 2002 through June 2012. He also served as Chief Executive Officer of BD from January 2000 to September 2011, President of BD from May 1999 to December 2008 and Chief Financial Officer of BD from January 1995 to May 1999. Mr. Ludwig joined BD as a Senior Financial Analyst in 1979. Prior to joining BD, Mr. Ludwig was a senior auditor with Coopers and Lybrand (now PricewaterhouseCoopers), where he earned his status as a certified public accountant ("CPA"). Mr. Ludwig also served as a director of Xylem, Inc., a water technology company, from 2011 to 2017, and Chairman of Advanced Medical Technology Association, or AdvaMed, a medical device trade association, from 2006 to 2008. Mr. Ludwig was lead director of the Aetna board of directors from 2012 until the closing of the Aetna Transaction, when he became a director of CVS Health. He currently serves as the lead independent director of Boston Scientific Corporation, a global manufacturer of medical devices.

Skills and Qualifications of Particular Relevance to CVS Health

Mr. Ludwig's more than 30 years of experience in the field of medical technology give him a unique perspective on the Company's strategy. As the former Chairman and CEO of BD, Mr. Ludwig brings a thorough appreciation of the strategic and operational issues facing a large public company in the health care industry. As a former CFO and a CPA, Mr. Ludwig offers our Board a deep understanding of financial, accounting and audit-related issues. Mr. Ludwig's experience positions him well to serve as Chair of our Audit Committee.

Director Qualification Highlights

- ($) Business Development and Corporate Transactions
- 🩺 Health Care/Regulated Industry
- 🏢 Regulated Industries
- 🏛 Public Policy and Government Affairs
- ((•)) Technology and Innovation



NON-INDEPENDENT DIRECTOR
President and Chief Executive Officer of CVS Health Corporation

Age: 60

Director since:
February 2021

Race/Ethnicity and Gender
White Female

Education
B.S., Boston College, Executive M.B.A., Boston University

CVS Health Board Committee
Executive

Other Public Boards
None

Karen S. Lynch

Ms. Lynch became Chief Executive Officer and President of CVS Health on February 1, 2021. Prior to this appointment, Ms. Lynch served as an Executive Vice President of CVS Health and President of Aetna from November 2018 through January 2021. Ms. Lynch also served as President of Aetna Inc. from 2015 until January 2021. She previously served as Executive Vice President of Aetna's Local and Regional Business from 2013 to 2014 and Executive Vice President of Aetna's Specialty Products Business from 2012 to 2013. Before joining Aetna, Ms. Lynch held executive positions at Magellan Health Services, a health care management company, where she served as president, and at Cigna Corporation, a global health insurance company. Ms. Lynch began her career as a CPA at the auditing firm of Ernst & Young LLP.

Ms. Lynch served on the board of directors of U.S. Bancorp, a financial services holding company, from 2015 to 2022.

Skills and Qualifications of Particular Relevance to CVS Health

Ms. Lynch is a seasoned health care expert who has over three decades of experience in the industry. She is consistently rated as a top innovator and influencer in the health care space and has been recognized for her leadership in health care by numerous organizations and publications. She has been named to *Fortune's Most Powerful Women in Business* list in each of the past six years, and topped the list in each of the last two years. Ms. Lynch is the right leader to guide CVS Health into its next era of growth as the Company continues its transformation.

Director Qualification Highlights

- Business Development and Corporate Transactions
- Business Operations
- Finance
- Health Care and Health Services
- Regulated Industries



INDEPENDENT DIRECTOR
Former President and Chief Executive Officer of PCS Health Systems, Inc.

Age: 72

Director since:
March 2007

Race/Ethnicity and Gender
White Male

Education
B.S., Ecole Centrale de Lyon (France); B.A., Université de Lyon (France); M.B.A., Kellogg School of Business, Northwestern University

CVS Health Board Committees
Audit; Medical Affairs (Chair)

Other Public Boards
None

Jean-Pierre Millon

Mr. Millon is the former President and Chief Executive Officer of PCS Health Systems, Inc. ("PCS"), a pharmacy benefit management company. Mr. Millon joined PCS in 1995, where he served as President and Chief Executive Officer from June 1996 until his retirement in September 2000. Prior to that, Mr. Millon served as an executive of and held several global leadership positions with Eli Lilly and Company, a global pharmaceutical manufacturer. Mr. Millon previously served on the board of Caremark from March 2004, upon Caremark's acquisition of AdvancePCS, and as a director of AdvancePCS (which resulted from the merger of PCS and Advance Paradigm, Inc.) beginning in October 2000. He became a director of CVS Health upon the closing of the merger transaction involving CVS Health and Caremark. Mr. Millon has over ten years of financial management experience and 15 years of general functional management experience, including strategic planning experience specific to pharmacy benefit management companies as the former head of PCS. He also has extensive venture capital and public and private company board experience.

Skills and Qualifications of Particular Relevance to CVS Health

Mr. Millon's extensive background and experience in the pharmacy benefit management, pharmaceutical and life sciences businesses, combined with his financial expertise, provide our Board with additional perspective across the enterprise, and make him well qualified to serve as the Chair of our Medical Affairs Committee.

Director Qualification Highlights

- Business Development and Corporate Transactions
- Business Operations
- Finance
- Health Care/Regulated Industry
- Technology and Innovation



INDEPENDENT DIRECTOR
Vice Chair for Global Public Policy and Special Advisor to the Founder and Chairman of Bloomberg L.P., and former Chairman of the U.S. Securities and Exchange Commission

Age: 67

Director since:
May 2017

Race/Ethnicity and Gender
White Female

Education
B.A., Franklin and Marshall College; J.D., George Washington University

CVS Health Board Committees
Audit; Investment and Finance

Other Public Board
Morgan Stanley

Mary L. Schapiro

Since October 2018, Ms. Schapiro has been Vice Chair for Global Public Policy and Special Advisor to the Founder and Chairman of Bloomberg L.P., a privately held financial, software, data and media company. She was Vice Chair of the Board of the Value Reporting Foundation, formerly the Sustainability Accounting Standards Board ("SASB") until the Value Reporting Foundation was absorbed into the International Financial reporting Standards ("IFRS") Foundation in 2022. Ms. Schapiro was Vice Chair of the SASB Foundation, an independent, non-profit organization that sets standards to guide the disclosure of financially material sustainability information by companies and investors, from May 2014 until its merger with IIRC in 2021. From January 2014 through December 2018, Ms. Schapiro served as Vice Chair of Promontory Advisory Board, part of Promontory Financial Group, a leading strategy, risk management and regulatory compliance firm. From January 2009 through December 2012, Ms. Schapiro was Chairman of the U.S. Securities and Exchange Commission, becoming the first woman to serve as that agency's Chairman. Ms. Schapiro was Chairman and CEO of the Financial Industry Regulatory Authority ("FINRA") from 2006 through 2008, and held a number of key executive positions at FINRA and its predecessor from 1996 through 2006. She also served as Chairman of the U.S. Commodity Futures Trading Commission ("CFTC") from 1994 to 1996. Ms. Schapiro is currently a director of Morgan Stanley, a global financial services company, and was a director of the London Stock Exchange Group PLC until her retirement from that board in October 2018.

Skills and Qualifications of Particular Relevance to CVS Health

Ms. Schapiro's experience in leading the SEC, FINRA and the CFTC makes her extremely well qualified to serve on our Board. Ms. Schapiro's leadership of the SEC during the turbulent period that followed the 2008 financial crisis, one of the busiest rulemaking periods in the agency's history, demonstrates her ability to navigate through a difficult and complex regulatory and political environment. Our Board believes that her skills fill important needs in the areas of legal and regulatory compliance, sustainability and climate risk, finance, risk management and public policy and government affairs.

Director Qualification Highlights

 Corporate Governance and Sustainability

 Finance

 Legal and Regulatory Compliance

 Regulated Industries

 Public Policy and Government Affairs

Director Qualification Criteria; Diversity

Recognizing that the selection of qualified directors is complex and crucial to the long-term success of the Company, the N&CG Committee has established in its charter guidelines for the identification and evaluation of candidates for membership on the Board. Under its charter, the N&CG Committee recommends to the Board criteria for Board membership and recommends individuals for membership on the Board. The N&CG Committee's charter provides that candidates should be distinguished individuals who are prominent in their fields or otherwise possess exemplary qualities that will enable them to effectively function as directors. The N&CG Committee focuses on the following qualities in identifying and evaluating candidates for Board membership:

- Diversity of background, experience and skills
- Character, reputation and personal integrity
- Judgment
- Independence
- Diversity of race, ethnicity and gender

- Viewpoint
- Commitment to the Company and service on the Board
- Any other factors that the N&CG Committee may determine to be relevant and appropriate

The N&CG Committee makes these determinations in the context of the existing composition of the Board so as to achieve an appropriate mix of characteristics. Consistent with this philosophy, the N&CG Committee includes in each search qualified candidates who reflect diverse backgrounds, including diversity of gender, race and ethnicity. The N&CG Committee also takes into account all applicable legal, regulatory and stock exchange requirements concerning the composition of the Board and its committees. The N&CG Committee reviews these guidelines from time to time (and in any event at least annually) and modifies them as it deems appropriate.

The N&CG Committee also reviews the composition of the Board in light of the current challenges and needs of the Board and the Company, and determines whether it may be appropriate to add or remove individuals after considering, among other things, the need for audit committee expertise and issues of independence, diversity, judgment, character, viewpoint, reputation, age, skills, background, experience and corporate governance best practices.

The N&CG Committee values diversity, which it broadly views in terms of, among other things, gender, race, ethnicity, background and experience, as a factor in selecting members to serve on the Board. Our nominees reflect that diversity, including in terms of race, gender and ethnic background. In addition, to ensure that it has access to a broad range of qualified, experienced and diverse candidates, the N&CG Committee may use the services of an independent search firm to help identify and assist in the evaluation of candidates.

Using a professional search firm supports the N&CG Committee in conducting a broad search and identifying a diverse pool of potential candidates. The N&CG Committee also maintains an ongoing list of potential candidates and considers recommendations made by the Board's independent directors and by our stockholders as discussed below. In addition, the N&CG Committee regularly reviews the board skills/experience list with the skills and experience most relevant to CVS Health and its business direction, and in 2022 updated the list to reflect the Company's current strategy. The N&CG Committee removed "International Business Operations" and reflected the Company's expanded focus on health care delivery by adding "Health Care and Health Services" and broadened our focus on regulatory matters by adding "Regulated Industries." Following that, the N&CG Committee sought the feedback of each director regarding their self-assessment of their most relevant skills that they have developed through education, direct experience or oversight responsibilities. The table below reflects how each skill or qualification is linked to our strategy.

Skill or qualification	Link to Strategy
Senior Leadership	Have experience overseeing senior leadership, finance, marketing and execution of business strategy from a management, board or governance perspective
Business Development and Corporate Transactions	Provide insight to advance growth agenda of our strategic initiatives
Business Operations	Provide guidance on the Company's operations to help us to optimize our business strategy
Corporate Governance and Sustainability	Help our Board fulfill its governance and ESG oversight function effectively
Finance	Are particularly well suited to overseeing the quality and integrity of our Company's financial statements
Health Care and Health Services	Possess deep knowledge of the business challenges and opportunities facing our Company in the health care industry
Legal and Regulatory Compliance	Provide the Company the ability to navigate through a difficult and complex legal, regulatory and political environment and provide oversight of compliance standards
Public Policy and Government Affairs	Offer insight into the regulatory environment of the many jurisdictions in which we operate, their legislative and administrative priorities, and the potential implications for our business
Risk Management	Are particularly adept at identifying and assessing the varied risks facing our Company
Regulated Industries	Provide a valuable perspective on how an extensive regulatory framework intersects with strategic and operational planning, including outside the health care industry
Technology and Innovation	Contribute expertise regarding product innovation and evolving customer, member and client expectations

Board Evaluation Process

The Board recognizes that a robust and constructive evaluation process is an essential component of good corporate governance and Board effectiveness. The N&CG Committee oversees the Board's annual evaluation process and periodically reviews the format of the evaluation process. The N&CG Committee has used a third party facilitator in connection with the annual evaluation process to ensure that actionable feedback is solicited on the operation and effectiveness of the Board, Board committees and director performance.

When considering current directors for re-nomination to the Board, the N&CG Committee takes into account the performance of each director, which is part of the N&CG Committee's annual Board evaluation process. We have enhanced the evaluation process over the last two years, including engaging an independent third party to conduct director interviews for the 2020 evaluations and adding a comprehensive questionnaire to the process for 2021. The following represents the evaluation process conducted in 2022:

2022 Multi-Step Evaluation Process

Questionnaire	Individual Director Interviews	N&CG Committee	Committee/Board Executive Sessions
Feedback sought from directors regarding: • Board composition and structure • Meetings and materials • Future agenda items • Board interaction with management • Effectiveness of the Board • Director education opportunities	An independent third party conducted separate, one-on-one interviews with each director.	The N&CG Committee met to discuss and provide feedback and input prior to the annual Board closed self-evaluation session.	Each committee and the full Board conducted separate closed self-evaluation sessions. The results of the questionnaire, feedback from independent third party's interviews, the committees' self-evaluations and other feedback were discussed by the Board in an executive session facilitated by the independent third party and the Chairs of the Board and the N&CG Committee.

Board Refreshment; Retirement Age

The N&CG Committee and the Board believe that setting a retirement age for CVS Health directors is advisable to facilitate the addition of new directors. Accordingly, our Corporate Governance Guidelines provide that no director who is or would be over the age of 74 at the expiration of his or her current term may be nominated to a new term, unless the Board waives the retirement age for a specific director in exceptional circumstances. In the event any waiver is provided, the Board will disclose the rationale for its decision.

William C. Weldon, who has reached our mandatory retirement age, is retiring from the Board at the Annual Meeting and will not stand for re-election.

Majority Voting

As discussed elsewhere in this proxy statement, directors are elected by a majority of the votes cast at the Annual Meeting (assuming that the election is uncontested). Under our By-laws, each nominee who is a current director is required to submit an irrevocable resignation, which resignation would become effective upon (1) that person not receiving a majority of the votes cast in an uncontested election, and (2) acceptance by the Board of that resignation in accordance with the policies and procedures adopted by the Board. The Board, acting on the recommendation of the N&CG Committee, will no later than at its first regularly scheduled meeting following certification of the stockholder vote, determine whether to accept the resignation of an unsuccessful incumbent. Absent a determination by the Board that a compelling reason exists for concluding that it is in the best interests of the Company for an unsuccessful incumbent to remain as a director, the Board will accept that person's resignation. In the event any resignation is not accepted, the Board will disclose the rationale for its determination.

Stockholder Submission of Nominees

The N&CG Committee will consider any director candidates proposed by stockholders who submit a written request to our Corporate Secretary (including via our proxy access by-law, described below) in accordance with the procedures set out in the Company's By-laws. All candidates should meet the Director Qualification Criteria, discussed above. The N&CG Committee evaluates all director candidates and nominees in the same manner regardless of the source.

If a stockholder would like to nominate a person for election or re-election to the Board, he or she must provide notice to the Company as provided in our By-laws and described in this proxy statement. The notice must include, among other things, a written consent indicating that the candidate is willing to be named in the proxy statement for the meeting as a director nominee and to serve a full term as a director of the Company if elected, in addition to the information required by our By-laws and any other information that the SEC would require to be included in a proxy statement when a stockholder submits a proposal. To comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's director nominees must also provide the Company with the notice and other information required by our By-laws and the universal proxy rules. The Company's Corporate Governance Guidelines provide that the information required of a candidate nominated by a stockholder shall be the same as the information required of a candidate nominated by the Board. See "Other Information – Stockholder Proposals and Other Business for Our Annual Meeting in 2024" for additional information related to proposals, including any nominations, for our 2024 Annual Meeting.

CVS Health has had a proxy access by-law since January 2016. The key terms of our proxy access by-law are: a stockholder, or a group of up to 20 stockholders, owning at least 3% of the Company's outstanding common stock continuously for at least three years may nominate and include in the Company's proxy materials director nominees constituting up to the greater of two nominees or 20% of the Board provided that the stockholders and the nominees satisfy the requirements specified in the Company's By-laws.

Independence Determinations for Directors

Under our Corporate Governance Guidelines, a substantial majority of our Board must be comprised of directors who meet the director independence requirements set forth in the Corporate Governance Rules of the New York Stock Exchange (the "NYSE") Listed Company Manual. Under NYSE Rules, no director qualifies as "independent" unless the Board affirmatively determines that the director has no material relationship with the Company.

Our Board has adopted categorical standards to assist in making director independence determinations. Any relationship that falls within the following standards or relationships will not, in itself, preclude a determination of independence. These categorical standards are set forth in Annex A to the Company's Corporate Governance Guidelines, which are available on our website at https://investors.cvshealth.com/investors/corporate-governance/documents/default.aspx or upon request to our Corporate Secretary.

2023 Independence Determinations

The N&CG Committee undertook its annual review of director independence in March 2023. The N&CG Committee recommended that the Board determine, and the Board determined, that each of Mmes. DeCoudreaux, DeParle, Finucane and Schapiro, Dr. Balser and each of Messrs. Aguirre, Brown, Farah, Ludwig, Millon and Weldon is independent. Ms. Lynch is not an independent director because of her employment as President and CEO of the Company. As noted above, Mr. Weldon, who has reached our mandatory retirement age, will not be standing for re-election at the Annual Meeting.

The Board's Role and Activities in 2022

The Board acts as the ultimate decision-making body of the Company and advises and oversees management, which is responsible for the day-to-day operations and management of the Company. In carrying out its responsibilities, the Board reviews and assesses CVS Health's long-term strategy and its strategic, competitive and financial performance.

The Board oversaw CVS Health's performance that exceeded expectations for 2022 and positioned the Company to build on that momentum as we strengthen our high-growth foundational businesses and advance and enhance our consumer-centric health care strategy and expand our reach in terms of health services and primary care offerings. The Board believes our unique assets and offerings enable us to deliver an approach that will lower costs, increase access to quality care and improve health outcomes while driving profitable growth. The Board also believes that the Company's strategy capitalizes on the significant opportunity to make health care more convenient, personalized and affordable for consumers. The Board supports the Company's plan to invest in high-growth areas of the business and introduce new health products, services and technologies to enhance stockholder value.

In 2022, CVS Health delivered total revenues of $322.5 billion, up 10.4% compared to 2021, and continued to generate significant cash flows, with cash flows from operations in 2022 totaling approximately $16.2 billion. During 2022, capital management transactions were completed under the oversight of the Board and its I&F Committee, contributing to the repayment of long-term debt of $4.1 billion and significant savings in go-forward interest payments. The Board approved the Company's return of approximately $2.9 billion to stockholders in 2022 based on an annual cash dividend of $2.20 per share and approved a quarterly dividend of $0.605 per share in December 2022, an increase of 10% over the previous quarterly dividend, effective with the dividend distribution paid on February 1, 2023. During 2022, the Company also repurchased 34.1 million shares of common stock and Board authorized a new $10.0 billion share repurchase program, to supplement the remaining authorization under the share repurchase program authorized by the Board in December 2021.

In September 2022, the Board approved CVS Health's acquisition of Signify Health for $30.50 per share in cash, representing a total transaction value of approximately $8 billion, and the Company completed the acquisition at the end of March 2023. Signify Health is a leader in health risk assessments, value-based care and provider enablement. With a network of more than 10,000 clinicians across all 50 states and a nationwide value-based provider network, combined with its proprietary analytics and technology platforms, Signify Health is expected to play a critical role in advancing our health care services strategy.

The Board and CEO Karen Lynch also made the decision to resolve the vast majority of pending litigation claims related to the dispensing and distribution of opioids, which include allegations dating back more than a decade and which the Company publicly announced in November 2022. In December 2022, CVS Health agreed to a formal global settlement agreement that would resolve substantially all opioid claims against Company entities by states and political subdivisions (such as counties and cities). The Company also separately settled opioid cases with three states, and with a leadership group representing tribes across the United States. The Board provided oversight of the negotiation of the opioid settlement agreements. CVS Health is committed to addressing opioid misuse in collaboration with other health care stakeholders. Please see our 2022 Annual Report, our ESG Report Appendix and Our Opioid Response page on our website for further discussions on the Company's opioid-related settlements and opioid misuse prevention efforts.

The Board's Role in Strategy and Succession Planning

The Board reviews the Company's financial performance on a regular basis at Board meetings and through regular updates from management. The Board also periodically reviews and assesses the Company's short and long-term strategy and performance, on both an absolute basis and in relation to the performance, practices and policies of its peers. While the Board receives updates regarding strategic matters throughout the year, at least one Board meeting per year is focused almost entirely on the Company's short- and long-term strategic direction. The Board receives reports from management, and expert speakers often are invited to present to the Board. At this annual strategy-focused meeting, the Board provides input and oversight on short-term strategic goals and sets the long-term strategic direction of the Company.

The Board also reviews the Company's succession planning, including succession planning in the case of the incapacitation, retirement or removal of the CEO. In that regard, the CEO provides an annual report to the Board recommending and evaluating potential successors, along with a review of any development plans recommended for such individuals. The CEO provides to the Board, on an ongoing basis, his or her recommendation as to a successor in the event of an unexpected emergency. The Board also reviews succession planning with respect to the Company's other key executive officers and ensures that directors have substantial opportunities to engage with successor candidates, including emerging leaders. The Board has access to external consultants, as needed.

The Board's Role in Risk Oversight

The Board's role in risk oversight involves both the full Board and its committees, as well as members of management.

Risk Oversight Framework



Full Board and Committees

Board of Directors

- Focuses on understanding Company-wide risks and ensuring that risk matters are appropriately brought to the Board and/or its committees for review.
- Ensures that the Corporate Governance Guidelines, the Board's leadership structure and the Board's practices facilitate the effective oversight of risk and communication with management.

Board Committees

Each of the Board's principal committees is responsible for oversight of risk management practices for categories of risks relevant to their functions. Each of the Board committees can engage advisors and experts as the committee deems necessary in connection with its risk oversight responsibilities.

Audit Committee
Primary committee charged with carrying out risk oversight responsibilities on behalf of the Board, including reviewing financial, operational, compliance, reputational and strategic risks.

Management Planning and Development Committee
Investment and Finance Committee
Nominating and Corporate Governance Committee
Medical Affairs Committee

Management

Management

- Business units and functional areas are responsible for identifying risks, assessing the likelihood and potential impact of significant risks, and reporting to the Executive Leadership Team (the "ELT"), CVS Health's most senior executive group, on actions to monitor, manage and mitigate significant risks.
- The CFO, Treasurer, Chief Compliance Officer ("CCO"), Chief Audit Executive, General Counsel, Chief People Officer, Chief Privacy Officer ("CPO"), Chief Information Security Officer ("CISO"), and Corporate Secretary & Chief Governance Officer periodically report to relevant Board committees and to the full Board on the Company's risk management policies and practices, including risk assessments and evaluation of compliance and legal risks.

- The Board is regularly updated on specific risks in the course of its review of corporate strategy, business plans and reports to the Board by its respective committees.
- The corporate risk management culture begins from the top with the ELT setting the tone on the importance of risk management with the support of the Board and its committees. The ELT mandates the management of identified risks through Risk Champions with guidance and oversight by the Company's Enterprise Risk Management ("ERM") function and support by the Risk Champions and the Chief Audit Executive.
- To ensure connections at all levels for identification of risks, CVS Health utilizes a multi-tiered risk management structure comprised of the delegates, risk owners, business unit reviewers, legal, then the Risk Champions, who support the ELT. The Audit Committee provides overall ERM program oversight and reviews management's progress in managing risks. This structure allows for effective communication and information flow throughout the risk framework.
- The Audit Committee is charged with the primary role in carrying out risk oversight responsibilities on behalf of the Board. Pursuant to its charter, the Audit Committee annually reviews the Company's policies and practices with respect to risk assessment and risk management, including discussing with management, the Company's

independent registered public accounting firm and the Company's internal auditors the Company's major financial risk exposures and the steps that have been taken to monitor and mitigate such exposures. The Audit Committee reviews CVS Health's major financial risk exposures as well as major operational, compliance, reputational and strategic risks, including developing steps to monitor, manage and mitigate those risks.

- Each Board committee is responsible for oversight of risk management practices for categories of risks relevant to its function. For example, the MP&D Committee has oversight responsibility for the Company's overall compensation structure, including review of its compensation practices, with a view to assessing associated risk. See "Compensation Risk Assessment" beginning on page 35 for additional information. The N&CG Committee oversees risks related to cyber security and data and information security governance, as well as several other types of ESG-related risks. The Medical Affairs Committee reviews and assesses risks arising from the Company's provision of health care services across the enterprise, and the steps taken to identify, monitor and mitigate those risks. The I&F Committee reviews risks related to the Company's investment portfolio and its capital and financial resources.

- The Board considers its role in risk oversight when evaluating the Company's Corporate Governance Guidelines and the Board's leadership structure. Both the Corporate Governance Guidelines and the Board's leadership structure facilitate the Board's oversight of risk and communication with management. Our Independent Chair and our CEO are focused on CVS Health's and the Board's risk management efforts and ensure that risk matters are appropriately brought to the Board and/or its committees for their review.

CVS Health: The Board's Role in Our Opioid Action Plan

Our Board is committed to supporting the development of solutions to reduce opioid misuse in our communities through expanded education, implementation of safe prescription drug disposal, utilization management, funding for treatment and recovery programs and advocating for legislative and regulatory changes and publishes information on our website that describes its efforts. Within the Board, the Audit Committee, the Medical Affairs Committee, the N&CG Committee and the MP&D Committee each play a significant role in the Board's oversight efforts.

In 2022, the Board and CEO Karen Lynch made the decision to resolve outstanding litigation claims related to the dispensing and distribution of opioids dating back more than a decade. In November 2022 CVS Health announced that it had reached an agreement in principle designed to resolve substantially all opioid lawsuits against the Company by states, political subdivisions (such as counties and cities), and tribes in the United States. A global settlement agreement was finalized in December 2022 that is aimed at fully resolving claims dating back a decade or more, and does not include an admission of any liability or wrongdoing by the Company. The comprehensive agreement includes both financial and non-financial terms, including an agreement by CVS Health with respect to efforts to help reduce prescription opioid misuse and abuse, many of which are described on our website.

Consideration of the opioid litigation settlement in compensation decisions is described in detail on pages 9-11 and in the CD&A on pages 52-53.

The Board's Role in Oversight of Cyber Security and Information Governance

The N&CG Committee, pursuant to its charter, is formally charged with oversight of the Company's cyber security, information governance and its privacy programs. The Company maintains an ERM function that identifies, monitors and mitigates business risks, including information security risks. In addition, the Company's Information Security Department conducts a thorough quarterly risk review, aimed specifically at identifying and mitigating information security risks. Identified information security and privacy risks are reported to the Audit Committee and the N&CG Committee in accordance with protocols.

The Company's Executive Vice President and Chief Data, Digital and Technology Officer ("CDDTO"), its Senior Vice President and CISO and its Vice President and CPO also regularly update the N&CG Committee (and, as needed, the Audit Committee or the full Board) on risks and opportunities in these areas. The CDDTO and CISO update the N&CG Committee at least twice annually, and the CPO updates the N&CG Committee at least annually. In addition to updates at Board or committee meetings, the CDDTO, CISO or the CPO periodically update the Board on important information security matters through memoranda. The N&CG Committee is advised regarding the Company's robust annual information security training programs, including annual enhanced training for specialized personnel and training aimed at senior executives, as well as its regular external audits and certifications to top information security standards. The Company's information technology systems are assessed by independent parties for the following on an enterprise basis: Payment Card Industry Data Security Standards ("PCI DSS"); HIPAA; SOC 1; and National Association of Insurance Commissioners ("NAIC"). Also, certain of the Company's business units are assessed by independent parties for the following: SOC 2; SOC 2 Type 2; NIST 800-53; and HI-TRUST. In 2022, the Company intends to have all of its business units assessed and certified under the NIST 800-53 standard. As a backstop to its strong information security programs, policies and procedures, the Company annually purchases a cyber security risk insurance policy that would defray the costs of an information security breach.

The Board's Role in Oversight of Environmental, Social and Governance Matters

The N&CG Committee, pursuant to its charter, is formally charged with oversight of the Company's ESG strategy and performance. The Company's Chief Governance Officer, Chief People Officer and Chief Sustainability Officer regularly update the N&CG Committee on ESG risks and opportunities, and the N&CG Committee provides feedback and direction on the Company's approach to key issues. The N&CG Committee also reviews the Company's annual ESG Report prior to its publication. Additionally, the Audit Committee regularly reviews and discusses the key risks identified in the ERM process with management, their potential impact on us and our operations, and our risk mitigation strategies and related disclosure matters. These risks may include risks related to climate change, sustainability and other ESG-related matters. Various matters under the purview of the Board's other committees, namely the I&F Committee, the Medical Affairs Committee and the MP&D Committee, also fall within ESG categories, for example the human capital and culture matters overseen by the MP&D Committee and discussed below. The 2022 ESG Report is available on the Company's website at www.cvshealth.com/reporting and highlights of our ESG strategy and achievements are included on the back page of this proxy statement.

The Board's Role in Oversight of Human Capital and Culture

We believe engaged colleagues produce stronger business results and are more likely to build a career with CVS Health. Each year, under the oversight of our Board, we conduct an internal engagement survey that provides colleagues with an opportunity to share their opinions and experiences with respect to their role, their team and the enterprise to help the Board and our management identify areas where we can improve colleague experience. The survey covers a broad range of topics including development and opportunities, diversity management, recognition, performance, well-being, compliance and continuous improvement. In 2022, more than 80% of our colleagues participated in the engagement survey, of which greater than 75% responded that they were actively engaged.

Our Board and CEO also play a leading role in overseeing our human capital strategy, which consists of the following categories: total rewards; diversity, equity and inclusion; colleague development; and health and safety. Our MP&D Committee also reviews our broad-based compensation and benefits programs.

The Board is also regularly updated on key talent metrics for the overall workforce, including metrics related to diversity and inclusion, recruiting and talent development programs. The Board is updated on our human capital development strategy on an annual basis. The Board supported the Company's commitment to provide additional transparency through disclosure of aggregated EEO-1 workforce diversity data beginning in 2021. For more information on the Company's approach to talent development, engagement and our efforts in diversity, equity and Inclusion, please see our ESG Reports at www.cvshealth.com/reporting.

The Board's Role in Oversight of Safety and Quality

The Board provides oversight regarding safety and quality efforts at CVS Health. The Audit Committee (through its review of our health, safety and environment program), the N&CG Committee (through its oversight of ESG matters) and the Medical Affairs Committee (through its review of matters concerning efforts to advance the quality of pharmacy and medical care, colleague and patient safety and experience), receive regular updates on health and safety matters. Given the Company's strategic move into providing a broader range of health care services, the Board and its committees have impressed upon management the importance of safe and effective operations and quality delivery of care.

Within this framework, in 2022 the Company adopted a new Heart at Work Behavior, "Champion safety and quality", to underscore that safety and quality are core to what we do as a company. Whether treating patients, dispensing medications, stocking merchandise or maintaining our workplaces, CVS Health strives to avoid preventable injury and achieve "zero harm." In 2022, we also enhanced communication and support to field leadership, including through quarterly "safety spotlight" programs, to continue to empower our leaders and retail colleagues. To manage safety risks associated with workforce and labor challenges in our distribution centers and for our fleet drivers, we have developed a safety roadmap that helps ensure a safety-first culture. We administered a new culture of safety survey in 2022 and reported the results to our Medical Affairs Committee; we anticipate using this survey as an annual measurement tool in our enterprise patient safety organization business areas. Enhanced safety metric dashboards give distribution center leaders access to leading indicators and injury data so they can take proactive measures to reduce risk of injury. Initiatives in 2022 included enhanced new hire safety training, a new stretching program provided to colleagues at shift start, and enhancements to our powered industrial truck safety program. Many of the above-mentioned enhancements were reported to our Audit Committee in connection with its annual review of our health, safety and environment program.

Colleague Safety	Product Safety	Patient Safety
The Company's Health, Safety & Environment Department is led by an Executive Director with over 40 safety and environmental professionals who collaborate with all lines of business to develop and implement safety-related programs to reduce the risk of work-related injuries and illnesses and ensure compliance with applicable laws and regulations related to occupational safety and health.	CVS Health sources products from suppliers that meet our high standards for safety and quality, and who comply with the principles set forth in our CVS Health Supplier Ethical Standards. We have a quality assurance program that is aimed at ensuring that all CVS Health store brand products are safe and efficacious, as well as comply with regulatory requirements and internal policies. This program includes the routine testing of store brand products to confirm their integrity, as well as the auditing of our suppliers. We have systems in place to receive, react and respond to customer feedback regarding our products, and to ensure that recalls are addressed promptly.	CVS Health has an enterprise patient safety organization that oversees patient safety event reporting, investigation and continuous improvement. Providers within CVS Health work with our federally certified component patient safety organization to improve patient safety and quality of health care within those providers.

Another way we demonstrate both safety and quality of care is by attaining third-party accreditations, which involve meeting or exceeding rigorous standards set by independent organizations that evolve with the latest evidence-based practices. We believe that meeting or exceeding these various accreditation standards is just one way to demonstrate we are delivering quality care in communities throughout the nation. Our third party accreditors include URAC, National Committee for Quality Assurance ("NCQA"), National Association for Boards of Pharmacy ("NABP"), Accreditation Commission for Health Care ("ACHC") and The Joint Commission. Maintaining our accreditations requires continuous learning and improvement in our call centers, digital solutions, and retail, mail and specialty pharmacies. Some of these accreditations include, but are not limited to:

- **URAC**
  - CVS Caremark - Pharmacy Benefit Management
  - CVS Specialty - Specialty Pharmacy
  - Advanced Care Scripts - Specialty Pharmacy
  - CVS Caremark - Mail Service Pharmacy
  - CVS Caremark - Drug Therapy Management
  - CVS Caremark - Health Call Center
- **NCQA**
  - CVS Caremark - Utilization Management
  - CVS Caremark - Health Information Product
  - Accordant - Case Management
  - Eight Medicaid health plans achieved NCQA Health Equity Accreditation, with Michigan achieving Health Equity Plus accreditation (one of the first in the country)
- **NABP**
  - CVS Pharmacy - Community Pharmacy, DMEPOS and Digital Pharmacy
  - CVS Caremark and CVS Specialty - Digital Pharmacy
- **ACHC**
  - CVS Specialty Pharmacy
- **The Joint Commission**
  - MinuteClinic (first retail health care provider to earn Ambulatory Care Accreditation)
  - CVS Specialty

Stockholder Outreach

The Company values each of its stockholders and their opinions, and we regularly interact with our stockholders on a variety of matters. In the latter part of 2022 and early 2023, at the direction of the Board, the Company engaged in a proactive stockholder outreach effort to best understand and address any concerns stockholders might have. Additional details regarding our outreach effort and the actions taken are found on pages 9-11 and 51-53 of this proxy statement.

We were pleased to engage in productive conversations with our stockholders during which we discussed a number of topics relevant to the Company's strategy, board composition and oversight, and our environmental and social initiatives. We also discussed the structure of our executive compensation program, how to consider the impact of the opioid litigation settlement accrual on compensation decisions, and steps we have taken in recent years to align our progress with our evolving business strategy and stockholder experience and reflect to their feedback.

Contact with the Board, the Chair and Other Independent Directors

Stockholders and other parties interested in communicating directly with the Board, the Independent Chair of the Board or with the independent directors as a group may do so by writing to CVS Health Corporation, One CVS Drive, MC 1160, Woonsocket, RI 02895. The N&CG Committee has approved a process for handling letters received by the Company and addressed to the Board, the Independent Chair of the Board or to independent directors as a group. Under that process, our Corporate Secretary reviews all such correspondence and regularly forwards to the Board copies of all correspondence that, in her opinion, deals with the functions of the Board or its committees or that she otherwise determines requires their attention.

Code of Conduct

CVS Health has adopted a Code of Conduct that applies to all of our directors, officers and employees, including our CEO, CFO and Chief Accounting Officer. Our Code of Conduct is available on our website at https://investors.cvshealth.com/investors/corporate-governance/documents/default.aspx and will be provided to stockholders without charge upon request to our Corporate Secretary. We intend to post amendments to, or waivers of, our Code of Conduct (to the extent applicable to our executive officers or directors) at that location on our website within the timeframe required by SEC rules.

Related Person Transaction Policy

In accordance with SEC rules, the Board has adopted a written Related Person Transaction Policy (the "RPT Policy"). The N&CG Committee has been designated as the Board committee responsible for reviewing, approving or ratifying any related person transactions under the Policy, since the N&CG Committee already has responsibility for evaluating the impact of conflicts involving directors on independence. The N&CG Committee reviews the RPT Policy on an annual basis and will amend the Policy as it deems appropriate.

Pursuant to the RPT Policy, all executive officers, directors and director nominees are required to notify our General Counsel or Corporate Secretary of any financial transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships, involving the Company in which an executive officer, director, director nominee, five percent beneficial owner or any immediate family member of such a person has a direct or indirect material interest.

The General Counsel or the Corporate Secretary presents any reported new related person transactions, and proposed transactions involving related persons that might be deemed to be related person transactions, to the N&CG Committee at its next regular meeting, or earlier if appropriate. The General Counsel or Corporate Secretary provides the N&CG Committee with an analysis and recommendation regarding each reported transaction. The N&CG Committee reviews these transactions, including the analysis and recommendation. The N&CG Committee may conclude, upon review of all relevant information, that the transaction does not constitute a related person transaction, and thus that no further review is required under the RPT Policy. If after its review, the N&CG Committee determines not to approve or ratify a related person transaction, the transaction will not be entered into or continued, as the N&CG Committee shall direct. The N&CG Committee may ratify or approve a related person transaction if, upon consideration of all relevant information, the transaction is in, or not inconsistent with, the best interests of the Company and its stockholders.

In January 2023, the N&CG Committee reviewed the RPT Policy and determined that no 2022 transactions constituted reportable related person transactions under the RPT Policy.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines, which are available on our investor relations website at https://investors.cvshealth.com/investors/corporate-governance/documents/default.aspx and are also available to stockholders at no charge upon request to our Corporate Secretary. These Guidelines meet the listing standards adopted by the NYSE, the exchange on which our common stock is listed.

Board Structure and Processes

The Board's Leadership Structure

CVS Health currently has an Independent Chair of the Board, and has since 2011, when the Board adopted its current leadership structure. Our Corporate Governance Guidelines provide for the Board to retain its flexibility to allocate the responsibilities of the offices of Independent Chair and CEO in any way that is in the best interests of the Company at a given point in time. In accordance with the Corporate Governance Guidelines, the Board periodically reviews and makes a determination as to the appropriateness of its leadership structure in connection with the recruitment and succession of the Independent Chair and/or the CEO, and whether the existing leadership and board structure enable strong independent oversight.

The Board believes that independence from, and oversight of, management is currently maintained effectively through the strong corporate governance practices that are in place, including its Independent Chair, the Board's composition, with all but one of our continuing directors independent, and the composition of the Board committee system, with five standing committees comprised entirely of independent directors.

Roger N. Farah is the Independent Chair of our Board. The Independent Chair presides at all meetings of the Board and works with our CEO to set Board meeting agendas and the schedule of Board meetings. In addition, the Independent Chair has the following duties and responsibilities:

- the authority to call, and responsibility to lead, independent director sessions;
- the ability to retain independent legal, accounting or other advisors in connection with these sessions;
- the responsibility to facilitate communication and serve as a liaison between the CEO and the other independent directors; and
- the duty to advise the CEO of the informational needs of the Board.

The Board believes that Board independence and oversight of management will be maintained effectively through the Independent Chair, the Board's composition and its committee system.

Director Education

CVS Health's Corporate Governance Guidelines establish recommendations for director education. All new members of the Board are encouraged to participate in the Company's orientation program for directors. Other directors may also attend the orientation program. All directors are encouraged to participate in continuing education programs, with any associated expenses to be reimbursed by the Company, in order to stay current and knowledgeable about the business of the Company. Such orientation and continuing education programs are overseen by the N&CG Committee.

Committees of the Board

CVS Health's Board oversees and guides the Company's management and its business. Committees support the role of the Board on issues that are better addressed by smaller, more focused subsets of directors.

For 2022, the Board utilized five standing committees and also maintained an Executive Committee. The table below presents for the 2022-2023 Board year, the committees of the Board, the membership of such committees at year end and the number of times each such committee met in 2022. For further details regarding committee membership and activities, see pages 31-38. Mr. Weldon will not stand for re-election at the Annual Meeting.

Name	Audit Committee	Investment and Finance Committee	Management Planning and Development Committee	Nominating and Corporate Governance Committee	Medical Affairs Committee	Executive Committee
Fernando Aguirre	●*			●		●
Jeffrey R. Balser, M.D, Ph.D.					●	
C. David Brown II			♟	●		●
Alecia A. DeCoudreaux	●			●	●	
Nancy-Ann M. DeParle				♟	●	●
Roger N. Farah			●	●		♟
Anne M. Finucane		♟	●			
Edward J. Ludwig	♟*	●				
Karen S. Lynch						●
Jean-Pierre Millon	●*				♟	
Mary L. Schapiro	●*	●				
William C. Weldon			●	●		
2022 Meetings	9	4	6	8	4	0

♟ Committee Chair

* Audit Committee Financial Expert

Audit Committee
Meetings in 2022: 9

2022-2023 Committee Members
(all independent)

1. Fernando Aguirre*
2. Alecia DeCoudreaux
3. Edward Ludwig (Chair)*
4. Mary Schapiro*
5. Jean-Pierre Millon*



* Audit Committee Financial Expert

Each member of the Audit Committee is financially literate and independent of the Company and management under applicable SEC rules and the Corporate Governance Standards of the NYSE Listed Company Manual. The Board designated each of Messrs. Aguirre, Ludwig and Millon and Ms. Schapiro as an audit committee financial expert, as defined under applicable SEC rules. The Board has approved a charter for the Audit Committee, which can be viewed on our website at https://investors.cvshealth.com/investors/corporate-governance/documents/default.aspx and also is available to stockholders without charge upon request to our Corporate Secretary.

Primary Responsibilities

Pursuant to its charter, the Audit Committee assists the Board in its oversight of:

- the integrity of our financial statements;
- the qualifications, independence and performance of our independent registered public accounting firm, for whose appointment the Audit Committee bears principal responsibility;
- the performance of our internal audit function;
- our policies and practices with respect to risk assessment and risk management, including discussing with management the Company's major financial risk exposures and the steps that have been taken to monitor and control such exposures;
- compliance with, and approval of, our Code of Conduct;
- the review of our business continuity and disaster recovery program;
- the review of our health, safety and environment program; and
- our compliance with legal and regulatory requirements, including the review and oversight of matters related to compliance with Federal health care program requirements.

Audit Committee Activities in 2022

The Audit Committee met nine times in 2022, and each member of the Audit Committee attended all of its meetings. Several of the Audit Committee's meetings were focused primarily on our annual or quarterly financial reports, including our Form 10-K, Forms 10-Q and our related earnings releases. At each of these meetings, the Audit Committee reviewed the documents in depth with our CFO and our Chief Accounting Officer, as well as our CCO, Chief Audit Executive, General Counsel and other key members of management. The Audit Committee also received reports from our internal audit department and our independent registered public accounting firm, Ernst & Young LLP ("Ernst & Young"). The Audit Committee regularly meets with Ernst & Young outside the presence of management, and also meets individually with members of management, including the CCO and the Chief Audit Executive. In addition to its responsibilities related to our financial statements, the Audit Committee plays a primary role in risk oversight, including reviews of our enterprise risk management program and in oversight of our anti-money laundering and sanction screening compliance programs, business continuity and disaster recovery programs, and health, safety and environment program. The Audit Committee also reviews our legal and regulatory compliance program on a quarterly basis, and formerly oversaw the Company's compliance with our now-expired Corporate Integrity Agreement ("CIA") related to our institutional pharmacy services (long-term care) operations. During 2022, the Audit Committee provided the final required annual certification of compliance with the CIA. The Audit Committee also provided the report found on page 40 of this proxy statement, and recommended the inclusion of the Company's audited financial statements in its 2022 Form 10-K.

Investment and Finance Committee
Meetings in 2022: 4

2022-2023 Committee Members
(all independent)

1 Mary Schapiro
2 Anne Finucane (Chair)
3 Edward Ludwig



Each member of the I&F Committee is independent of the Company and management under applicable SEC rules and the Corporate Governance Standards of the NYSE Listed Company Manual. The Board has approved a charter for the I&F Committee, which can be viewed on our website at https://investors.cvshealth.com/ investors/corporate-governance/documents/default.aspx and also is available to stockholders without charge upon request to our Corporate Secretary. At its meetings, various members of management provide the I&F Committee with updates on areas of its responsibility, including the CFO, Chief Investment Officer and Treasurer.

Primary Responsibilities

Pursuant to its charter, the I&F Committee assists the Board in its oversight of:

- the investment policies, strategies, programs and portfolio of CVS Health and its subsidiaries;
- the approval of investment transactions on behalf of the Company that exceed any delegated authority;
- investment portfolio transactions made on behalf of CVS Health and its subsidiaries;
- the performance of the investment portfolios of CVS Health and its subsidiaries;
- the Company's processes for managing the finances of its employee pension and defined contribution benefit plans;
- the Company's capital plan, including the review of significant financial policies and matters of financial corporate governance, such as the Company's dividend policy, share repurchase program and credit facilities and the issuance or retirement of debt and other securities;
- the financing of significant mergers, acquisitions, joint ventures and investments in securities issued by third parties;
- significant multi-year strategic capital project expenditures and management;
- the review and approval of the Company's decision to enter into swap transactions that are not cleared and are not traded on a designated contract market or swap execution facility, including establishing policies governing the use of such swaps;
- the Company's insurance and self-insurance programs related to third party claims; and
- the Company's stock repurchase programs, including assessing whether to recommend modification to such programs to the Board.

Investment and Finance Committee Activities in 2022

The I&F Committee met four times in 2022, and each member of the I&F Committee attended all of its meetings while he or she was a member. The I&F Committee spent significant time focused on investment management updates and our capital allocation plans, including several debt redemption transactions during 2022 contributing to the repayment of $4.1 billion in debt and significant savings in go-forward interest payments. The I&F Committee reviewed the Company's 2022 investment performance as well as an in-depth study of the Company's investment assets. The I&F Committee also reviewed reports from our treasury department and regularly meets with members of management, including the CFO, the Treasurer and Aetna's Chief Investment Officer. The I&F Committee reviewed quarterly investment reports and capital allocation reports, as well as various finance programs of the Company, such as certain reinsurance transactions, and made recommendations to authorize resolutions for the Company's investment and finance activity, including the dividend increase authorized in December 2022 and the Company's $10.0 billion stock repurchase program authorized in November 2022. The I&F Committee also reviews reports on investments made by the Company's frozen pension plans and its 401(k) plans, and through its venture investments program.

Nominating and Corporate Governance Committee
Meetings in 2022: 8



2022-2023 Committee Members
(all independent)

1 Roger Farah
2 Alecia DeCoudreaux
3 David Brown
4 Nancy-Ann DeParle (Chair)
5 Fernando Aguirre
6 William Weldon[1]

[1] As noted previously, Mr. Weldon is retiring from the Board at the Annual Meeting.

Each member of the N&CG Committee is independent of the Company and management under applicable SEC rules and the Corporate Governance Standards of the NYSE Listed Company Manual. The Board has approved a charter for the N&CG Committee, which can be viewed on our website at https://investors.cvshealth.com/investors/corporate-governance/documents/default.aspx and also is available to stockholders without charge upon request to our Corporate Secretary. At its meetings, various members of management provide the N&CG Committee with updates on areas of its responsibility, including the General Counsel, the Corporate Secretary and Chief Governance Officer, the Senior Vice President of Government Affairs, the Chief Sustainability Officer, the CDDTO and the CISO.

Primary Responsibilities

Pursuant to its charter, the N&CG Committee has responsibility for:
- identifying individuals qualified to become Board members consistent with criteria approved by the Board;
- recommending to the Board director nominees for election at the next annual or special meeting of stockholders at which directors are to be elected or to fill any vacancies or newly-created directorships that may occur between such meetings;
- recommending directors for appointment to Board committees;
- making recommendations to the Board as to determinations of director independence;
- evaluating Board and committee performance;
- the oversight of our information governance framework, including our privacy and information security programs, as well as the cyber security aspects of our information security program and cyber security risk exposures;
- the review and ratification of any related person transactions in accordance with our policy on such matters;
- considering matters of corporate governance and reviewing, at least annually, our Corporate Governance Guidelines and overseeing compliance with such Guidelines;
- review and consideration of the Company's policies, practices and goals related to environmental sustainability, community engagement and significant issues of corporate social responsibility, including the review of the ESG report issued by the Company; and
- reviewing and considering our policies and practices on issues relating to charitable contributions, political spending practices and significant public policy issues.

Nominating and Corporate Governance Committee Activities in 2022

The N&CG Committee met eight times in 2022. Except for two absences for one member of the N&CG Committee due to unavoidable conflicts, each member of the N&CG Committee attended all of its meetings while he or she was a member. Throughout the year, the N&CG Committee evaluated, and continues to evaluate, potential candidates for future election to the Board. In addition, the N&CG Committee reviewed the Company's political activities and expenditures in depth, considered significant public policy issues and government affairs' priorities and activities, reviewed the Company's ESG framework and the Company's charitable contribution budget. The N&CG Committee also oversaw the 2022 evaluation process for the Board and its committees, which included an in-depth interview of each director by an independent third party. In addition, the N&CG Committee received updates about legal and regulatory developments concerning corporate governance, business and trends in the health care industry, and our stockholder engagement strategy, as well as updates on the proxy season and stockholder communications. The N&CG Committee also had responsibility for oversight of cyber security and information governance, including privacy and information security, an area in which several N&CG Committee members have expertise, and received regular updates from the CDDTO and CISO. The N&CG Committee reviewed and approved our Related Person Transaction Policy, and made recommendations regarding the director slate, committee composition, independence determinations and audit committee financial experts.

Management Planning and Development Committee

Meetings in 2022: 6

2022-2023 Committee Members (all independent)

1 Roger Farah
2 David Brown (Chair)
3 Anne Finucane
4 William Weldon[1]

[1] As noted previously, Mr. Weldon is retiring from the Board at the Annual Meeting.


1
2
3
4

Each member of the MP&D Committee is independent of the Company and management under applicable SEC rules and the Corporate Governance Standards of the NYSE Listed Company Manual. The Board has approved a charter for the MP&D Committee, which can be viewed on our website at https://investors.cvshealth.com/investors/corporate-governance/documents/default.aspx and also is available to stockholders without charge upon request to our Corporate Secretary. No MP&D Committee member participates in any of our employee compensation programs and none is a current or former officer or employee of CVS Health or its subsidiaries. At MP&D Committee meetings, non-members, such as the CEO, the CFO, the Chief Accounting Officer, the Chief People Officer, the Corporate Secretary and Chief Governance Officer, other senior human resources and legal officers, or external consultants, may be invited to provide information, respond to questions and provide general staff support. However, no CVS Health executive officer is permitted to be present during any discussion of his or her compensation or performance, and the MP&D Committee regularly exercises its prerogative to meet in executive session without management.

Primary Responsibilities

Pursuant to its charter, the MP&D Committee:

- oversees our compensation and benefits policies and programs generally;
- evaluates the performance of designated senior executives, including the CEO;
- in consultation with our other independent directors, oversees and sets compensation for the CEO;
- oversees and sets compensation for our designated senior executives;
- reviews and recommends to the Board compensation (including cash and equity-based compensation) for our non-employee directors;
- reviews, at least annually, compliance with the Company's stock ownership guidelines by the Company's directors and executive officers;
- reviews results of the Company's say on pay votes and the frequency of the say on pay votes;
- reviews and discusses with management or other committees strategies, initiatives and programs relating to human capital management; and
- prepares and recommends to the full Board for inclusion in this and each other applicable proxy statement a compensation committee report. The Compensation Committee Report for this proxy statement is on page 46.

The MP&D Committee may delegate its authority relating to employees other than executive officers and directors as it deems appropriate and may also delegate its authority relating to ministerial matters.

Management Planning and Development Committee Activities in 2022

The MP&D Committee met six times in 2022. Except for a total of two absences by two different members of the MP&D Committee due to unavoidable conflicts, each member of the MP&D Committee attended all of its meetings while he or she was a member. In addition to reviewing the independence of its advisor as described below, the MP&D Committee devoted substantial time to its oversight of the Company's compensation and benefit programs as part of its annual governance process. This review is aimed at ensuring that the Company is providing its employees with compensation and benefit programs that are appropriate. The MP&D Committee received updates on compensation trends and legislative and regulatory developments. The MP&D Committee devoted considerable time to CVS Health's stockholder outreach efforts and the feedback received from investors. The MP&D Committee also reviewed director compensation. The MP&D Committee's review of executive compensation matters and its decisions, including changes made in response to input from our stockholders, is discussed in the CD&A beginning on page 47 of this proxy statement.

Compensation Risk Assessment

The MP&D Committee is responsible for reviewing and assessing potential risk arising from the Company's compensation policies and practices. In 2022, the Company performed a risk assessment of its compensation policies and practices to ascertain any potential material risks that may be created by its compensation programs. The Company's assessment included all major components of the Company's compensation programs, including: the mix between annual and long-term compensation; short-term incentive program design; long-term incentive program performance measures; incentive plan performance criteria and corresponding objectives; a comparison of the Company's programs with those of its peers; the Company's change in control policies; its recoupment policy; its share retention requirements and ownership guidelines; and the Internal Audit Department's review of the controls regarding the Company's long-term incentive program. The MP&D Committee considered the findings of the assessment, in addition to an assessment by its independent consultant, and concluded that the Company's compensation programs are aligned with the interests of its stockholders, appropriately reward pay for performance, and do not promote excessive risk-taking.

Independent Compensation Consultant

Under its charter, the MP&D Committee has the authority to retain outside consultants or advisors it deems necessary to provide desired expertise and counsel.

Korn Ferry, the MP&D Committee's independent compensation consultant, provides services to management, including leadership development, executive searches and assessments. The Company also uses a proprietary Korn Ferry-licensed competency product. Fees paid to Korn Ferry in 2022 for these other services, were $2,562,441. The MP&D Committee has determined that Korn Ferry is independent and its work for the Company does not raise any conflicts of interest. The MP&D Committee reached this determination by reviewing the fees paid to Korn Ferry and evaluating its work under applicable SEC and NYSE rules on conflicts of interest and independence. This evaluation included considering all of the services provided to the Company, the amount of fees received as a percentage of Korn Ferry's annual revenue, its policies and procedures designed to prevent conflicts of interest and maintain independence, any business or personal relationships between Korn Ferry and the members of our MP&D Committee or executive officers and any ownership of our stock by Korn Ferry's team that provided any executive and director compensation services. The MP&D Committee has implemented a process to approve fees for any non-compensation consulting in advance to insure that Korn Ferry remains independent. Fees paid for services in 2022 to Korn Ferry for compensation consulting to the MP&D Committee were $403,000.

During 2022, the MP&D Committee's independent compensation consultant:

- Provided guidance on the continued use of a single consolidated peer group for competitive market data and collected, organized and presented quantitative competitive market data for the relevant competitive peer group with respect to executive officers' target, annual and long-term compensation levels;

- Developed and delivered to the MP&D Committee an annual briefing on legislative and regulatory developments and trends in executive compensation and their implications for CVS Health;

- Provided guidance, including relevant competitive market data, in support of discussions related to the design of the Company's long-term incentive program; and

- Analyzed market data and provided recommendations for non-employee director compensation to the MP&D Committee for approval by the Board.

The MP&D Committee believes that the advice it received from its independent compensation consultant is objective and not influenced by any other business relationship. The MP&D Committee and its independent compensation consultant have policies and procedures in place to preserve the objectivity and integrity of the compensation consulting advice, including:

- The MP&D Committee has the sole authority to retain and terminate the independent compensation consultant;

- The independent compensation consultant reports to the MP&D Committee Chair and has direct access to the MP&D Committee without management involvement;

- While it is necessary for the independent compensation consultant to interact with management to gather information, the MP&D Committee determines if and how the independent compensation consultant's advice can be shared with management; and

- The MP&D Committee regularly meets with the independent compensation consultant in executive session, without management present, to discuss recommendations.

Compensation Committee Interlocks and Insider Participation

As of March 20, 2023, the members of the MP&D Committee are Mr. Brown (Chair), Ms. Finucane and Messrs. Farah and Weldon. None of the members of the MP&D Committee has ever been an officer or employee of the Company. There are no interlocking relationships between any of our executive officers and any MP&D Committee member.

Medical Affairs Committee
Meetings in 2022: 4

2022-2023 Committee Members
(all independent)

1 Jeffrey Balser, M.D., Ph.D.
2 Nancy-Ann DeParle
3 Jean-Pierre Millon (Chair)
4 Alecia DeCoudreaux



① ② ③ ④

Each member of the Medical Affairs Committee is independent of the Company and management under applicable SEC rules and the Corporate Governance Standards of the NYSE Listed Company Manual. The Board has approved a charter for the Medical Affairs Committee, which can be viewed on our website at https://investors.cvshealth.com/investors/corporate-governance/documents/default.aspx and also is available to stockholders without charge upon request to our Corporate Secretary.

In light of the Company's expanded offerings throughout the spectrum of health care, the Medical Affairs Committee was formed in March 2016. The Medical Affairs Committee focuses on oversight of the Company's medical- and pharmacy-related strategies and initiatives, matters relating to the advancement of quality of pharmacy and medical care, patient safety and patient experience, the enhancement of access to cost-effective quality health care and the promotion of member health.

Primary Responsibilities

Pursuant to its charter, the Medical Affairs Committee:

- reviews significant medical, pharmacy and other health-related strategies and initiatives of the Company, and matters concerning efforts to (1) advance the quality of pharmacy and medical care, patient safety and experience, (2) enhance access to cost-effective quality health care and (3) promote member health;

- reviews the Company's medical, pharmacy and other strategies and initiatives designed to foster health care innovation, lower patient costs and improve the delivery of clinic, in-home and other health care solutions;

- reviews matters and receives reports concerning the quality performance of the Company's (1) pharmacy and medical care activity, such as (a) dispensing, compounding and infusion services and (b) nursing and medical clinic operations; (2) patient safety and experience; (3) management of claims against the Company related to pharmacy services and health care provided by the Company; and (4) management of regulatory activity related to pharmacy and health care; and

- takes such other actions and performs such services as may be referred to it from time to time by the Board, including the conduct of special reviews as it may deem necessary or appropriate to fulfill its responsibilities.

Medical Affairs Committee Activities in 2022

The Medical Affairs Committee met four times in 2022, and each member of the Medical Affairs Committee attended all of its meetings while he or she was a member. The Medical Affairs Committee's meetings focused on a wide variety of matters related to the Company's provision of health care services across the enterprise, including retail, mail, specialty and long-term care pharmacy, expanded retail clinic services provided by MinuteClinic, behavioral health offerings, health equity programs and complex medical claims issues concerning Aetna. The Medical Affairs Committee reviewed various issues related to patient safety, including matters related to primary care expansion, virtual primary care offerings, enterprise credentialing, and retail pharmacy safety programs. The Medical Affairs Committee also received updates on claims against the Company related to pharmacy services and health care provided by the Company, as well as the steps being taken to minimize and mitigate those claims. The Medical Affairs Committee also reviewed matters related to the Company's Enterprise Patient Safety Organization and received reports regarding various lines of business across the enterprise and other efforts to measure and improve patient safety and clinical effectiveness. The Medical Affairs Committee was also kept apprised of the Company's COVID-19 testing and vaccine administration programs, in line with the Company's strong commitment to testing and vaccine equity.

Executive Committee

At all times when the Board is not in session, the Executive Committee may exercise many of the powers of the Board, as permitted by applicable law. In 2022, the N&CG Committee approved an amendment to the Executive Committee charter that reduced the number of Executive Committee members from seven to five, set the minimum number of members at three, and implemented a formal, annual rotation of membership.



The Executive Committee meets as necessary and all actions by the Executive Committee are reported and ratified at the next succeeding Board meeting. Because the Board addressed all items throughout the year at full Board meetings, no Executive Committee meeting was needed in 2022.

Meetings in 2022: None.

Board Meetings and Attendance

During 2022, there were 12 meetings of the Board. Directors are expected to make every effort to attend the Annual Meeting, all Board meetings and the meetings of the committees on which they serve. All of our directors at the time of our 2022 Annual Meeting of Stockholders attended the 2022 Annual Meeting. All nominees for election as a director at the 2023 Annual Meeting attended at least 98% of the meetings of the Board and the committees of which he or she was a member in 2022.

The independent directors also regularly hold executive sessions during regularly scheduled Board meetings in which our management does not participate.

Non-Employee Director Compensation

CVS Health's approach to compensating non-employee directors for Board service is to provide directors with an annual retainer comprised of a mandatory 75% paid in shares of our common stock and 25% paid in cash (or up to 100% stock at the director's election). The payment of a significant portion of the annual retainer, and additional retainers as outlined below, in our common stock is consistent with our policy of using equity compensation to better align directors' interests with stockholders. This also enhances the directors' ability to meet and continue to comply with our stock ownership guidelines, which are described below.

For the 2022-2023 Board year, the total annual retainer for non-employee directors was $335,000, consisting of shares of our stock valued at $251,250 (the mandatory annual stock retainer) and a cash payment of $83,750 (unless the director elected to receive up to 100% of the annual retainer in shares of our common stock). Each retainer was paid in two equal installments, in May and November. Directors may elect to defer receipt of shares, and deferred shares are credited with dividend reinvestment shares to the extent dividends are paid to stockholders. There are no meeting fees.

Additional retainers were paid to the Chairs of the committees and the Board as follows: Audit, $25,000; each of I&F, MP&D, Medical Affairs, and N&CG, $20,000; and Independent Chair of the Board, $275,000. No additional compensation is paid for service on or chairing the Executive Committee.

Ad hoc committees of the Board may be established from time to time to work on special projects and members may receive additional compensation for these services, as approved by the Board. An ad hoc committee was formed in 2022 regarding a litigation matter, but no additional compensation was paid in respect of service that committee.

The MP&D Committee spent extensive time considering whether and how to reflect the impact of the opioid-related settlement charge in year-end compensation decisions for 2022. The MP&D Committee, along with the full Board, carefully considered a number of factors which are provided in detail in the CD&A. The MP&D Committee also sought the perspectives of stockholders in advance of finalizing compensation for our leadership team. Ultimately, recognizing that the choice to settle was a Board-level decision, the Board also agreed to a reduction in non-employee director compensation of 10% for fiscal year 2023. This reduction will be reflected in the 2024 Proxy Statement.

2022 Non-Employee Director Retainer Mix

75%	25%
Mandatory Annual Stock Retainer	Annual Cash Retainer (Stock at Director Election)
$251,250	$83,750

All Other Non-Employee Director Compensation and Benefits

Directors are eligible to participate in the employee discount program in the Company's stores and are subject to the same terms of the program as our employees. Directors are generally reimbursed for business expenses incurred directly in connection with their roles and duties on the Board, such as travel, meals, lodging and executive support.

The following table shows amounts paid to each of our non-employee directors in 2022.

Non-Employee Director Compensation – 2022

Name	Fees Earned and Paid in Cash[1] ($)	Cash Fees Elected to be Paid in Stock[2] ($)	Stock Awards[2] ($)	All Other Compensation ($)	Total ($)
Fernando Aguirre	83,784	0	251,216	—	335,000
Jeffrey R. Balser, M.D, Ph.D.[3]	55,906	0	167,427	—	223,333
C. David Brown II	88,750	0	266,250	—	355,000
Alecia A. DeCoudreaux	83,750	0	251,250	—	335,000
Nancy-Ann M. DeParle	88,838	0	266,162	—	355,000
Roger N. Farah	0	152,500	457,500	—	610,000
Anne M. Finucane	83,822	5,000	266,178	—	355,000
Edward J. Ludwig	83,869	6,250	269,881	—	360,000
Jean-Pierre Millon	88,838	0	266,162	—	355,000
Mary L. Schapiro	0	83,750	251,250	—	335,000
William C. Weldon	0	83,750	251,250	—	335,000

[1] The amounts shown include cash payments made in lieu of fractional shares to Mmes. DeParle, Finucane, Dr. Balser and Messrs. Aguirre, Ludwig and Millon.

[2] These awards are fully vested at grant and the amounts shown represent both the fair market value and the full fair value at grant. During 2022, each director receiving a 12-month retainer received 2,605 shares of stock with a total value of $251,250 (the mandatory annual stock retainer) on the date of grant; each director electing to receive the remaining portion of the annual retainer in stock also received 868 shares valued at $83,750 on the date of grant. As of December 31, 2022, our directors had deferred balances of shares of Company common stock, including dividends, as follows: Mr. Brown, 72,734 shares; Ms. DeCoudreaux, 25,211 shares; Ms. DeParle, 3,370 shares; Mr. Farah, 20,574 shares; Ms. Finucane, 7,175 shares; Mr. Ludwig, 9,681 shares; Ms. Schapiro, 14,107 shares; and Mr. Weldon, 41,834 shares.

[3] Dr. Balser joined the Board in September 2022. His compensation reflects a pro rata retainer for the portion of the 2022-2023 Board year that he has served and will serve.

Audit Committee Matters

ITEM 2

Ratification of the Appointment of Our Independent Registered Public Accounting Firm for 2023

The Audit Committee of the Company's Board of Directors has appointed Ernst & Young, an independent registered public accounting firm, to audit the financial statements of the Company for the fiscal year ending December 31, 2023 and recommended to our full Board that it ratify that appointment. We are submitting the appointment by the Audit Committee to you for your ratification.

The Board of Directors unanimously recommends a vote **FOR** this proposal.

Audit Committee Report

During the 2022-2023 Board year, the Audit Committee was composed of five independent directors. Set forth below is the report of the Audit Committee on its activities with respect to CVS Health's audited financial statements for the fiscal year ended December 31, 2022 (the "audited financial statements").

- The Audit Committee has reviewed and discussed the audited financial statements with management;
- The Audit Committee has discussed with Ernst & Young, CVS Health's independent registered public accounting firm, the matters required to be discussed under the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC;
- The Audit Committee has received the written disclosures and the letter from Ernst & Young pursuant to applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young its independence from the Company; and
- Based on the review and discussions referred to above and relying thereon, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in CVS Health's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for filing with the SEC.

Fernando Aguirre | **Alecia A. DeCoudreaux** | **Edward J. Ludwig (Chair)** | **Jean-Pierre Millon** | **Mary L. Schapiro**

Independent Registered Public Accounting Firm Independence and Fee Approval Policy

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. The Audit Committee has retained Ernst & Young as CVS Health's external audit firm since September 2007. In order to assure continuing external auditor independence, the Audit Committee periodically considers whether there should be a rotation of the audit firm. Further, in conjunction with the mandated rotation of the external audit firm's lead engagement partner, the Audit Committee and its Chair were directly involved in the selection of Ernst & Young's new lead engagement partner, who assumed her role in February 2022. Based on its most recent evaluation of Ernst & Young, the members of the Audit Committee believe that the continued retention of Ernst & Young to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its stockholders. Among the factors considered by the Audit Committee in reaching this recommendation are the following: the quality of Ernst & Young's staff, work and quality control; its capability and technical expertise, given the complexity of the Company's business; its independence from the Company; the quality and candor of its communications with the Company and the Audit Committee; and the benefits of its tenure as auditors, including enhanced audit quality and competitive fees.

All audit services, audit-related services, tax services and other services provided to the Company by Ernst & Young were pre-approved by the Audit Committee, and the Audit Committee is ultimately responsible for audit fee negotiations associated with the retention of Ernst & Young. The Audit Committee has considered whether Ernst & Young's provision of services is compatible with maintaining Ernst & Young's independence. The Audit Committee's charter requires pre-approval of the audit and non-audit services to be provided by the Company's independent registered public accounting firm. The Audit Committee reviews and approves Ernst & Young's services on an annual basis. During the year, Ernst & Young also may request pre-approval of additional services, and the Audit Committee considers such requests for approval and approves them as circumstances warrant. The Audit Committee charter authorizes the Audit Committee to delegate to one or more of its members authority to pre-approve permitted services, as long as such pre-approvals are reported to the full Audit Committee at its next meeting.

Representatives of Ernst & Young will be at the Annual Meeting to answer your questions and will have the opportunity to make a statement if they so desire.

If you do not ratify the appointment of Ernst & Young, the Audit Committee will reconsider the appointment of Ernst & Young, although in the event of reconsideration the Audit Committee may determine that Ernst & Young should continue in its role. Even if you ratify the appointment of Ernst & Young, the Audit Committee retains its discretion to reconsider Ernst & Young's appointment if it believes that reconsideration is necessary in the best interest of the Company and its stockholders.

Fees of Independent Accounting Firm

The following table summarizes the fees paid to Ernst & Young for services rendered during fiscal 2022 and 2021.

	Fiscal Year Ended 12/31/22 ($)	Fiscal Year Ended 12/31/21 ($)
Audit Fees[1]	24,886,416	23,892,400
Audit-Related Fees[2]	4,868,690	6,194,241
Tax Fees[3]	1,598,856	2,299,417
All Other Fees[4]	—	375,000

[1] Represents the aggregate fees and expenses billed for the audit of our consolidated financial statements and the audit of our internal control over financial reporting, the reviews of the condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q, services provided in connection with statutory audits, regulatory filings and other audits for the year, and consultations on technical matters.

[2] Represents the aggregate fees billed for audit and services that are typically performed by auditors, including audits of our employee benefit plans, services provided related to reports on the processing of transactions by servicing organizations, attest services related to financial reporting and compliance, controls assessments, due diligence related to mergers and acquisitions and certain agreed upon procedures reports.

[3] Includes $0 and $0 for the years ended December 31, 2022 and 2021, respectively, related to tax compliance and preparation services. Ernst & Young did not provide any tax compliance or preparation services to the Company in either year.

[4] Represents fees related to a market research study in 2021.

Executive Compensation and Related Matters

Say on Pay, a Proposal to Approve, on an Advisory Basis, the Company's Executive Compensation

The Board of Directors unanimously recommends a vote **FOR** this proposal.

Background

We are asking our stockholders to approve, on an advisory basis, the compensation paid to our Named Executive Officers, as described in the Compensation Discussion and Analysis ("CD&A") and the Executive Compensation sections of this proxy statement. Although the advisory vote is not binding upon the Company, the MP&D Committee (referred to in this Item 3 as the "Committee"), which is responsible for designing and administering our executive compensation program, values our stockholders' views and will continue to consider the outcome of the vote in its ongoing evaluation of our executive compensation program.

At CVS Health, our executive compensation philosophy and practice reflect our commitment to paying for performance, both short- and long-term. We define performance as the achievement of results measured against challenging internal financial targets that take into account our results relative to that of our peer companies, as well as industry and market conditions. We believe that our multi-faceted executive compensation plans, with their integrated focus on short- and long-term metrics and features that enhance alignment to stockholders, provide an effective framework by which progress toward achieving our strategic goals may be appropriately measured and rewarded.

Following our 2022 Annual Meeting of Stockholders, the Committee considered the result of the stockholder advisory vote on executive compensation, which received support from 91.8% of votes cast. We appreciate our stockholders' support of our executive compensation program, and we are committed to continuing our annual stockholder outreach program to seek input and ensure we meet ongoing expectations regarding our compensation practices. In the latter part of 2022 and early 2023, we reached out to stockholders representing approximately 49% of our outstanding shares and held calls with holders of approximately 40% along with two of the leading advisory firms. The Independent Chair of the Board and the Chair of the Committee participated in calls with holders of approximately 31% of our stock and the Chair of the MP&D Committee participated in a call with a leading proxy advisory firm.

After considering stockholder feedback, the Committee approved additional enhancements to our executive compensation program for fiscal 2023 that we believe further align the interests of our executives with our stockholders:

- Approving the use of Net Promoter Score ("NPS") as a metric in the Management Incentive Plan, replacing the Customer Service/Satisfaction metric. NPS is more commonly used and will enable us to measure comparable positioning more effectively and transparently; and
- Expanding the group of colleagues subject to the Workforce Diversity Modifier (downward only) to vice presidents and above, and providing greater transparency on the Committee's assessment of this metric.

These build on enhancements put in place in recent years:

- Adding a Workforce Diversity Modifier to the MIP for our most senior leaders beginning in 2021;
- Providing disclosure of performance stock unit ("PSU") performance results against metrics set at the time of the grant;
- Limiting the payout of total Long-Term Incentive awards at grant to 150% of target effective with 2022 grants;
- Providing for no upward modifier to PSUs if our absolute TSR is negative;

- Reducing the maximum payout for PSUs from 250% to 200%;
- Adding a 2-year post-vesting holding period to PSUs (also applies after separation of employment); and
- Modifying PSU award agreements to include forfeiture/clawback provisions in the event of detrimental conduct.

We encourage stockholders to read the letter from the Committee on pages 45-46 of this proxy statement and the CD&A and accompanying compensation tables and narrative discussion beginning on page 47 for a detailed description of our executive compensation program and decisions. Included are the action taken by our Board, the Committee and CEO Karen Lynch after careful consideration of the impact of the opioid-related legal settlement charge in year-end compensation decisions for 2022. The Committee also sought the perspectives of stockholders in advance of finalizing compensation decisions for our Executive Leadership Team and Board.

The Committee and the Board believe that the policies and procedures articulated in the CD&A are effective in achieving our goals and that the compensation of our Named Executive Officers reported in this proxy statement has contributed to CVS Health's long-term success. Additionally, we believe the 2022 pay outcomes demonstrate alignment between pay and performance and that our executive compensation program remains aligned to the Company's growth strategy.

Stockholders are being asked to vote on the following resolution:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the CVS Health executive officers named in the Summary Compensation Table, as disclosed pursuant to the SEC's compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures)."


ITEM 4

Proposal to Recommend, on an Advisory Basis, the Frequency of Advisory Votes on Executive Compensation


The Board of Directors unanimously recommends a vote **FOR EVERY YEAR** for this proposal.

Background and Recommendation

As described in Item 3 above, our stockholders have the opportunity to cast an advisory vote to approve the compensation of our named executive officers, the so-called "say on pay" proposal. This Item 4 affords stockholders the opportunity to cast an advisory vote on how often we should include a say on pay proposal in our proxy materials for future stockholder meetings for which we must include executive compensation information in the proxy statement for that meeting (often referred to as the "say-when-on-pay" proposal). Under this Item 4, stockholders may vote to have the say on pay vote every year, every two years, or every three years.

Our stockholders voted on a similar proposal in 2017, with a large majority voting to hold a say on pay vote every year, as then recommended by the Board. Though we currently hold our say on pay votes every year, there are valid arguments regarding the relative benefits of both annual and less frequent say on pay votes. After considering input from our stockholders, the preference evident from voting results at other Fortune 500 companies, and practical commentary that has become widely available with respect to the say-when-on-pay vote since its implementation, our Board is again recommending that the say on pay vote be held on an annual basis.

As an advisory vote, this proposal is not binding on the Company, the Board or the Management Planning and Development Committee. However, the Board and the Management Planning and Development Committee value the opinions expressed by stockholders in their votes on this proposal and will consider the outcome of this vote when making future decisions regarding the frequency of conducting a say on pay vote. Unless and until the Board determines otherwise, the next say-when-on-pay vote will occur at our 2029 Annual Meeting, since this vote is required to be held every six years.

Stockholders may cast a vote on the preferred voting frequency by selecting the option of every year, every two years, or every three years (or abstaining) when voting in response to the resolution set forth below.

> "RESOLVED, that the stockholders recommend, on an advisory basis, that after the 2023 Annual Meeting of Stockholders, the Company conduct any required stockholder advisory vote on the executive compensation of the Company's named executive officers as set forth in the Company's proxy statement should be every year, every two years, or every three years in accordance with such frequency receiving the greatest number of votes cast for this resolution."

Letter from the Management Planning and Development Committee

Dear CVS Health Corporation Stockholder



As the members of the Board's Management Planning and Development Committee (for purposes of this letter, the "Committee"), our most important responsibilities are to ensure that CVS Health maintains an executive compensation program that emphasizes a pay-for-performance philosophy, aligns management's execution of our strategic goals with long-term stockholder value creation and supports the retention of our strong executive leadership team.

A priority for this Committee has been to support a realignment of the Executive Leadership Team beginning with the appointment of Karen Lynch as CEO two years ago. Under Ms. Lynch's leadership, in 2022 we made significant progress on our strategy, delivered strong financial and operational results, and took actions that we expect will enhance the capabilities of our value-based care platform through the Signify Health acquisition (and which actions continued in 2023 with the proposed acquisition of Oak Street Health). Ms. Lynch has demonstrated an adeptness for adding the talent we need to meet our strategic goals. Notably, more than 90% of our Executive Leadership Team is new to their roles in the last two years.

Maintaining an executive compensation program that supports these initiatives and creates appropriate alignment with stockholders in both the short and long term is critical. The Committee places great value in the feedback of our stockholders and our executive compensation program today reflects input we have heard from our stockholders.

The Committee spent extensive time considering whether and how to reflect the impact of the opioid-related settlement charge in our year-end compensation decisions for 2022. The Committee, along with the full Board, carefully considered that there was no admission of fault or wrongdoing and took into account a number of factors and alternatives which are provided in detail in the CD&A. The Committee also sought the perspectives of stockholders in advance of finalizing compensation decisions for our Executive Leadership Team and Board. Ultimately:

- Ms. Lynch, the full Board and the Committee mutually agreed to apply negative discretion to her 2022 MIP amount/annual cash incentive award, reducing the payout as determined under the plan formula by 33%, from 149.5% of target to 100% of target, to create alignment with stockholders.

- Working in collaboration with management on an appropriate settlement was a board-level priority; the Board also agreed to a reduction in non-employee director compensation of 10% for fiscal year 2023.

Absent a material change to the factors considered, the Committee does not intend to take any future discretionary actions related to the resolution of opioid-related litigation.

The Committee approved two enhancements to the executive compensation program effective for 2023:

- Approving the use of NPS as a metric in the MIP, which replaces the Customer Service/Satisfaction metric. NPS is more commonly used and will enable us to measure comparable positioning more effectively and transparently.
- Expanding the group of colleagues subject to the Workforce Diversity Modifier (downward only) to vice presidents and above, and providing greater transparency on the Committee's assessment of this metric within the CD&A.

These updates reflect stockholder input and build on enhancements made in the prior year including, the continuation of the Workforce Diversity Modifier to the 2022 MIP for our most senior leaders and updating our peer group.

In establishing a program that supports our long-term strategy, the Committee aligns management incentives directly with drivers of sustainable performance, which in turn benefit our stockholders over the long term by driving forward our business strategies and goals. The full Board and Committee continue to believe that our executive compensation program's design supports the Company's success and is closely aligned with stockholder interests.

The Committee remains committed to the ongoing evaluation and improvement of our executive compensation program, informed by regular discussions with our stockholders. We look forward to continuing this dialogue and encourage you to reach out with any questions or concerns related to our program before making your voting decision. Thank you again for your continued support and investment in CVS Health.

Compensation Committee Report

We met with management to review and discuss the Compensation Discussion and Analysis. Based on that review and discussion, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Roger N. Farah

C. David Brown II
(Chair)

Anne M. Finucane

William C. Weldon

Compensation Discussion and Analysis

The Compensation Discussion and Analysis explains how our executive compensation programs are designed and operate with respect to our named executive officers ("NEOs" or "Named Executive Officers").

Highlights for our NEOs continuing from 2022 are below:

Karen S. Lynch



CVS Health President and CEO since February 1, 2021

Current and Prior Roles Ms. Lynch has over three decades of experience in the health care industry. Under her leadership, CVS Health touches the lives of more than 100 million people each year through its unique combination of assets. Prior to becoming President and Chief Executive Officer, she was EVP and President of Aetna, responsible for driving the strategy to deliver consumer-focused, high-value health care to the millions of people Aetna serves. She joined the Company through the acquisition of Aetna in November 2018.

2022 Compensation

Base Salary $1.5 million

Annual Cash Incentive (MIP)
$2.975 million (paid at target, see details on pages 52-53, 64-65)

2022 Granted Compensation

Equity Awards $16.5 million grant date fair value granted as 75% PSUs and 25% stock options



93% at-risk

Shawn M. Guertin



EVP and Chief Financial Officer since May 28, 2021

Current and Prior Roles Mr. Guertin joined CVS Health in May 2021. He previously served as Executive Vice President, Chief Financial Officer and Chief Enterprise Risk Officer of Aetna Inc. from January 2014 to May 2019 and as Senior Vice President, Chief Financial Officer and Chief Enterprise Risk Officer from February 2013 to January 2014. Prior to that role, he served as Head of Business Segment Finance at Aetna from April 2011 to February 2013 and held various leadership positions at Coventry Health Care, Inc., including Executive Vice President and Chief Financial Officer from January 2005 to December 2009, Senior Vice President and Chief Actuary from February 2003 to December 2005 and Vice President of Finance from April 1998 to February 2003.

2022 Compensation

Base Salary $1.25 million

Annual Cash Incentive (MIP)
$3.270 million (equal to 149.5% funding for Company, with an individual performance modifier of 100%, based on target at 175% of salary).

2022 Granted Compensation

Equity Awards $10.0 million grant date fair value granted as 75% PSUs and 25% stock options



91% at-risk

Alan M. Lotvin, M.D.



Former EVP and President – Pharmacy Services

Current and Prior Roles Dr. Lotvin served as Executive Vice President of CVS Health and President - Pharmacy Services, which includes the Company's pharmacy benefit management ("PBM") and specialty pharmacy businesses from February 2020 through January 30, 2023. Dr. Lotvin has extensive experience in these industries. Before joining the Company, Dr. Lotvin was President and Chief Executive Officer of ICORE Healthcare, a Magellan Health Services company, and prior to that, Dr. Lotvin held senior positions in the PBM industry. Dr. Lotvin is expected to retire in April 2023 after a 10-year career at CVS Health, where he focused on our PBM business, transformation and specialty pharmacy. He will continue as a Senior Advisor until his retirement.

2022 Compensation

Base Salary $1.0 million

Annual Cash Incentive (MIP)
$2.242 million (equal to 149.5% funding for Company, with an individual performance rating of 100%, based on target at 150% of salary).

2022 Granted Compensation

Equity Awards $7.5 million grant date fair value granted as 75% PSUs and 25% stock options

91% at-risk

New NEOs in 2022

In addition, for 2022 there are two new NEOs. Tilak Mandadi joined the Company in July 2022 as EVP and Chief Data, Digital and Technology Officer. Prem S. Shah assumed the newly created role of Chief Pharmacy Officer in November 2021, became Co-President – Retail in January 2022, and as the Chief Pharmacy Officer assumed an expanded role in connection with the dispensing pharmacies in May 2022.

Tilak Mandadi



EVP, Chief Data, Digital and Technology Officer, since July 25, 2022

Current and Prior Roles Mr. Mandadi is a new CVS Health executive, having joined the Company in July 2022 as Executive Vice President, Chief Data, Digital and Technology Officer. Previously, he was Chief Strategy Officer at MGM Resorts International. Prior to MGM, Mr. Mandadi was Executive Vice President of Digital and Chief Technology Officer at Disney. Prior to Disney, he led global transformation, including cards, consumer travel and banking, at American Express.

2022 Compensation

Base Salary $1.0 million

Annual Cash Incentive (MIP)
$981,000 (equal to 149.5% funding for Company, with an individual performance rating of 100%, based on target at 150% of salary and pro-rated based on his start date)

2022 Granted Compensation

Sign-on Awards Received one-time buyout awards to offset forfeited awards from his prior employer as follows:
• Cash award of ~$2.8M
• Equity award of ~$9.8M in RSUs vesting ratably over three years
• The above awards are subject to repayment provisions

Mr. Mandadi's total target compensation opportunity going forward (base salary, annual cash incentive and annual equity awards) is expected to have the same at-risk profile of his peers in the Company.

Prem S. Shah



EVP, Chief Pharmacy Officer and Co-President, Retail since January 1, 2022

Current and Prior Roles Mr. Shah is Executive Vice President, Chief Pharmacy Officer and Co-President, Retail. Prior to his current role, Mr. Shah spent his entire 10-year CVS Health career in roles providing strategic oversight of key Specialty Pharmacy functions. Prior to joining CVS Health, he was Senior Vice President of ICORE Healthcare, a Magellan Health Services company. Previously, Mr. Shah led the startup of the Specialty Pharmacy division at WellCare Health Plans, Inc. and served in other management roles.

2022 Compensation

Base Salary $950,000

Annual Cash Incentive (MIP)
$1.949 million (equal to 149.5% funding for Company, with an individual performance modifier of 100%, based on a pro-rated target at 142.3% of salary)

2022 Granted Compensation

Equity Awards $6.0 million grant fair value 50% PSUs, 17% stock options and 33% RSUs

Mr. Shah's total target compensation opportunity going forward (base salary, annual cash incentive and annual equity awards) is expected to have the same at-risk profile of his peers in the Company.

The CD&A is organized into the following sections:

Summary

Our Executive Compensation Core Principles

Although we consider a number of factors in our pay decisions, these five core principles drive our executive compensation philosophy:



Business Strategy Aligned

Support our "One Company" business strategy, holding executive officers accountable for leadership and cultural alignment



Attract and Retain

Attract and retain the highest-caliber talent by providing a competitive total rewards package compared to companies which we compete for business and talent including, but not limited to, our compensation peer group

Provide a differentiated value proposition tied to our purpose



Pay for Performance

Vast majority of executive officer pay is variable and tied to incentives

Focus on profitable growth to drive total shareholder return

Balance achievement of financial results with achievement of non-financial results, emphasizing the customer, as well as ESG metrics



Shareholder Aligned

Encourage a stock ownership and stock price growth mindset



Clear and Transparent

Easy to understand, directly correlated to Company and leadership performance

2022 – Executing on our Strategy; Leading with Talent

The Company is well-positioned to become the leading health solutions company for consumers, deliver a superior health care experience and drive improved health outcomes, lower costs, higher levels of engagement and broader access to high quality care. Getting the right people to innovate and grow the business is important to achieving our overall goals and business plans, and Ms. Lynch has proven to be adept at adding the talent we need to continue the momentum necessary to meet these goals.

Ms. Lynch has realigned our executive team around our strategy and in 2022 made several additional changes to senior management.

Tilak Mandadi joined the Company as Executive Vice President and Chief Data, Digital and Technology Officer. He leads the Company's data, digital and technology strategy while overseeing growth and innovation through digital-led, consumer-facing experiences. Upon joining the Company in July 2022, Mr. Mandadi received one-time sign-on awards in the form of a cash bonus of approximately $2.8 million and RSUs with a grant date value of $9.8 million that vest ratably over three years. These sign-on awards were to replace the value of the bonus, equity awards and other variable pay that Mr. Mandadi forfeited from his prior employer when he accepted the position at CVS Health. The cash award is subject to repayment if his employment is terminated for cause in the two-year period after hire and the RSUs are subject to forfeiture if his employment is terminated during the three-year vesting period. Due to the timing of his start date, Mr. Mandadi did not receive PSU or stock options under our long-term incentive program for fiscal 2022. Mr. Mandadi's at-risk compensation percentage for 2023 is expected to be consistent with that of his peers in the Company. See "Agreements with Named Executive Officers" on page 70 for additional details.

Prem S. Shah was appointed as Co-President of Retail and his role was later expanded to include all of our pharmacy dispensing and associated support functions. This was another step forward in realizing our omnichannel pharmacy strategy. Mr. Shah received an RSU award in recognition of his expanded role which occurred soon after the annual grants were awarded. Mr. Shah's compensation, including the value of RSUs, was within competitive recommendations made by the MP&D Committee's independent compensation consultant. The RSU award is time-based and cliff vests on the third anniversary of the grant date. The RSU grant will supplement the existing heavily performance weighted mix of LTI (75% PSUs/25% Stock Options) with additional value that will align Mr. Shah with an ownership stake more appropriate for a senior executive officer. The ultimate value received depends upon the value of CVS Health Corporation's common stock on the vesting date and is aligned with stockholder value creation. Mr. Shah's 2023 at-risk compensation percentage is expected to be consistent with that of his peers in the Company.

Stockholder Outreach and Consideration of 2022 Say On Pay Vote

Our annual say on pay vote is one of our opportunities to receive feedback from stockholders regarding our executive compensation program, and the MP&D Committee takes the result of this vote into account when determining the compensation of the Company's executive officers. Our stockholder advisory vote on executive compensation received strong support in 2022, with 91.8% of votes cast in favor of the proposal.

Stockholder Engagement



28

separate stockholder meetings throughout the year

34

stockholders contacted for engagement

[1]   Capital IQ, represents outstanding shares as of March 20, 2023

We value an open dialogue with our stockholders, and we believe that regular communication with them and other stakeholders is a critical part of enabling our long-term success. In the latter part of 2022 and early 2023, at the Board's direction, management reached out to 34 stockholders representing approximately 49% of our outstanding stock in the aggregate and held 28 meetings with stockholders representing nearly 40% of our outstanding stock. We also held calls with two of the leading proxy advisory firms. The Independent Chair of the Board and Chair of the MP&D Committee participated in engagements with stockholders representing approximately 31% of our outstanding stock and the Chair of the MP&D Committee participated in a call with a leading proxy advisory firm. In addition, we also engaged with each of the stockholders or groups of stockholder who submitted a proposal for inclusion in this proxy statement.

In our meetings with stockholders, we were pleased to hear that most stockholders did not have concerns with the structure of our executive compensation program and continued to provide positive feedback on the comprehensive changes implemented in recent years to align to our evolving business strategy and in response to their input.

In meetings that took place in early 2023, our Independent Chair of the Board and Chair of the MP&D Committee sought stockholders' perspectives on how to consider the magnitude of the opioid litigation settlement accrual on compensation decisions. Stockholders generally believed that this should be a consideration in the year-end decision process, but also appreciated that CVS Health's current leadership team is almost entirely new, the risk that could result from a retention perspective, and the strong alignment to the stockholder experience currently provided through the CVS Health executive compensation program. Stockholders indicated it was important to provide transparency around our decision-making process, which is included above on pages 10-11, and below on pages 52-53.

See pages 9-11 and 28 of this proxy statement for additional information about stockholder engagement.

Consideration of the Settlement Accrual in Compensation Decisions

In 2022, the CVS Health Board of Directors and CEO Karen Lynch made the decision to resolve the vast majority of pending litigation claims related to the dispensing and distribution of opioids, which include allegations dating back more than a decade. This decision was made in order to:

- Ensure our leadership team and employees could fully focus on executing our strategy without the distraction of legal uncertainty;
- Remove the cost and risk associated with continuing to litigate the approximately 2,900 outstanding cases; and
- Protect CVS Health's reputation as one of the most trusted brands in the country.

In preparation for the settlement, we made an accounting accrual of approximately $5.2 billion in the third quarter of 2022. The settlement was announced in November 2022 and provides for the payment of approximately $5 billion over 10 years beginning in 2023.

The MP&D Committee and full Board carefully considered the settlement charge's impact on the underlying metrics within the executive compensation program in combination with Company-specific circumstances and stockholder feedback. Consistent with our past approach to adjustments, the accrual was excluded from the Adjusted Operating Income metric in our MIP (the MP&D Committee has elected to use certain non-GAAP performance metrics in the executive compensation program to best incent and assess performance, and we provide detailed reconciliation in this proxy statement of non-GAAP performance metrics; see Annex A). However, the MP&D Committee also recognized that certain events, such as the impact from the opioid litigation settlement accrual, should be considered in final executive compensation decisions.

In thinking through the settlement charge's impact on compensation, the MP&D Committee and full Board carefully considered a number of factors. At the crux of the challenge was how to balance two core points:

- While stockholders were generally supportive of us having entered into the settlement and thought the Board and CEO had managed it well, there was still an impact. As always, our Board and management team fully and thoughtfully considered our decisions to ensure they reflected the stockholder experience and demonstrated alignment, even though there was no admission of fault or wrongdoing.
- The current Executive Leadership Team – including CEO Karen Lynch – is almost completely new to their roles and had no involvement in oversight of the pharmacies at the time periods in question. Further, the team performed exceptionally well in 2022 on a financial, operational and stockholder return basis. Most importantly, the team executed on what it set out to do and continued to advance our bold health care strategy forward.

With these factors in mind – and after a robust dialogue with our stockholders – our CEO, full Board and the MP&D Committee mutually agreed to take the following actions:

- A one-time action to apply negative discretion to the 2022 MIP payout for our CEO, reducing her payout as determined under the plan formula by 33%, from 149.5% of target to 100% of target.
- A one-time action to reduce non-employee Board member compensation by 10%, which will be applied in fiscal 2023.

The MP&D Committee considered alternatives to these actions, including applying negative discretion to the MIP payouts for other members of the Executive Leadership Team, impacting 2020 PSUs or recoupment. However, for reasons detailed below – including balancing the feedback from stockholders for alignment with the fact that CVS Health has a brand-new leadership team who has delivered strong performance during their tenure – the MP&D Committee elected not to take such further action. As discussed with stockholders, the MP&D Committee determined that taking action on 2020 PSUs or attempting to recoup outstanding awards would not be appropriate or effective for a variety of reasons, including the transition in the Executive Leadership Team, complications due to tax and accounting implications, outsized costs, and the uncertain likelihood of success.

Factor	MP&D Committee Consideration/Perspective
Company performance	• CVS Health's strong performance under the current Executive Leadership Team on a financial, operational and stockholder return basis. • This team has executed on its commitments and strategy reducing the leverage ratio by paying off debt, increasing dividends, reimplementing share buybacks, divesting non-core assets, and the recently completed Signify Health acquisition and the proposed acquisition of Oak Street Health, which was announced in February 2023, two transformational transactions advancing the Company's health care strategy. • The magnitude of the settlement charge did not impact our current strategy or operating performance. • Advancing dynamic changes in the strategy while successfully executing on the core business.
Roles of the current leadership team	• The roles and responsibilities of the of the current Executive Leadership Team, including that no leaders were in the Retail business prior to 2021. • More than 90% of our Executive Leadership Team, including our CEO, were new to their roles in the last two years. • Reducing compensation for a management team in place for less than two years may affect morale and create concerns over retention.
Rationale, context and terms for settlement	• Working in collaboration with management on an appropriate settlement was a board-level priority, and the Board and CEO determined it was the right outcome for our business and for our stockholders. • A settlement was a priority to allow our Executive Leadership Team to focus on the execution of our forward-looking strategic imperatives to drive value for our stockholders. • The Board charged the CEO with resolving these matters. Ms. Lynch and the new Executive Leadership Team negotiated a settlement that is more economically favorable than those entered into by our peers and was structured to have *de minimis* impact on annual cash flows to allow continued execution of the Company's long-term strategy. • The decision to resolve the outstanding claims was to put the focus on the execution of our forward-looking strategic priorities and creation of long-term value for stockholders; the settlement was not because of violations of regulations, laws or other wrongdoings by CVS Health.
Role of the Board	• The Board has undergone refreshment and rotation including two long-serving directors retiring in 2022 and an additional director retiring at the 2023 Annual Meeting. • In 2022, the Board appointed Dr. Jeffrey Balser as a director adding significant business acumen and clinical expertise, elected a new Independent Chair of the Board and appointed a new chair of the Medical Affairs Committee.
Stockholder feedback	• Stockholders provided positive feedback on our decision to enter into the settlement. • They also suggested that we consider the magnitude of the opioid litigation settlement accrual on 2022 executive compensation decisions, while appreciating that CVS Health's current leadership team is entirely new. • Stockholders indicated it was important to provide transparency around our decision-making process.
Executive compensation program design and approach	• We maintain a sound executive compensation program that is responsive to investor feedback, supports our strategic imperatives and ensures pay and performance are aligned. • Several features of the program enhance its alignment to stockholders, including a PSU program with a relative TSR metric, no upward modifier in the event of negative TSR, a 2-year holding period after vesting for a total 5-year performance period/retention period, and limited use of RSUs.
CVS Health: The Board's Role in Our Opioid Action Plan	• CVS Health has established safety programs and initiatives to help address the abuse and misuse of prescription opioids, which are continuously reviewed and enhanced. • Our Board is actively engaged in our efforts to address prescription opioid misuse through its oversight and review of the programs we have implemented. • See page 25 for detail on the CVS Health Opioid Action Plan and the role of the Board and its committees in oversight.

Leading Practices in Executive Compensation Programs

The Board is committed to continuing its longstanding practice of soliciting feedback to incorporate stockholder perspectives into our executive compensation program. Our stockholder outreach provides the Board with valuable insights into our stockholders' perspectives on our executive compensation program and other matters of importance to them. Our pay practices align with our core compensation principles and facilitate our implementation of those principles. They also demonstrate our commitment to sound compensation and governance practices and reflect enhancements made to our executive compensation program in prior years as a result of stockholder input that currently remain in effect.

We apply leading executive compensation practices

- Performance Measures Aligned with Stockholder Interests
- Majority of the Total Compensation Opportunity is Performance-Based
- Long-Term Incentive Grants are Capped
- Diversity Metric on the MIP for Senior Executives
- No Excise Tax Gross-Ups
- No Option Repricing
- No Recycling of Shares
- Recoupment Policy and Commitment to Disclose any Recoupment
- Broad Anti-Pledging and Anti-Hedging Policy
- Broad-Based Severance Plan for Executives

- Limited Perquisites and Personal Benefits
- SERP Closed to New Participants; No Executive Officer Participants
- Reconciliation in Proxy Statement of any Non-GAAP Performance Metric to the Most Directly Comparable GAAP Financial Measure
- Double Trigger Vesting of Equity Awards
- Robust Stock Ownership Guidelines
- Two-year Post-vesting Holding Period on Net Shares Resulting from PSUs for NEOs
- No Upward Modifier to any Outstanding PSUs if Absolute TSR is Negative
- Dividend Equivalents on RSUs Paid Only When Awards Vest
- Board Committee Oversight of Comprehensive Annual Compensation Program Risk Assessment

2022 Business and Performance Highlights

2022 was a year of progress in advancing our strategy while achieving strong financial results across the Company. These results are evidence of our progress toward the bold vision we set for CVS Health to redefine the health care experience for consumers – providing access to care that is simple, personal, and affordable while providing better outcomes for all.

As we enter our 60th year, we are one of the most trusted health care brands in America. Our ability to engage consumers, whether at our community locations, in the home or virtually, combined with our unique collection of capabilities, positions us to deliver superior health care and address pressing public health challenges like no other company. We are redefining the health care ecosystem by meeting members where they want to receive care and delivering integrated solutions grounded in our deep and diverse expertise.

2022 Business and Performance Results

10.4%
increase
in total revenues

$3.14
GAAP diluted earnings per share
from continuing operations

$8.69[1]
Adjusted EPS

$16.2
billion
cash flows from
operations

10%
increase
to the quarterly stockholder
dividend in February 2022 and
again in February 2023

$2.20
2022 dividend per share

~$2.9 billion
in dividends paid in 2022

105
Consecutive quarters
of dividends paid

$4.1 billion
repayment of
long-term debt

[1] Adjusted EPS is a non-GAAP financial measure. See Annex A to this proxy statement for a reconciliation of this and other non-GAAP financial measures to the most directly comparable GAAP financial measures.

For more information on our financial performance and strategy, please refer to our 2022 Annual Report mailed with this proxy statement and available at www.cvshealthannualmeeting.com.

Executive Compensation Program Discussion

Our executive compensation program supports our long-term strategy by tying the vast majority of pay for executives to performance-based metrics aligned to the Company's growth strategy. For our annual executive compensation program, we provide three elements of total direct compensation: base salary, annual cash incentive and long-term incentives in the form of PSUs and stock options, which are all described in detail beginning on page 58.

Executive Compensation 2022 Planning and Review Process

The annual cycle of reviewing and developing the Company's executive compensation program and pay levels is a multi-step process that includes year-round engagement with our stockholders. It also incorporates consideration of our say on pay results, compensation and relative total shareholder return ("rTSR") peer group information, both short- and long-term Company results compared to objectives, as well as input and guidance from the MP&D Committee's independent compensation consultant.

When evaluating pay reported in the 2022 Summary Compensation Table ("SCT"), it is important to consider the timing of the compensation decisions and the periods in which they are reported.

- Annual cash incentive awards were decided and approved by the MP&D Committee in February 2023 and reflect Company and individual performance in 2022 against performance goals that were established in the first quarter of 2022.

- Long-term incentive awards reflect individual performance and the future potential to drive our corporate strategy and growth. Long-term incentive awards reported for 2022 were granted as PSUs and stock options in April 2022 to all NEOs, except for Mr. Mandadi who was not employed by the Company on the grant date. The performance goals for the 2022 PSUs were approved in March 2022 for the period January 1, 2022 – December 31, 2024. The Adjusted EPS goal is measured as of the last day of the performance period and results will be determined by the MP&D Committee in February 2025; if performance criteria are met, PSUs will vest based on continued employment on April 1, 2025 and the net shares, if any, will be subject to a mandatory two-year holding period.

- Mr. Mandadi joined the Company in July 2022 and received a one-time sign-on award in 2022 comprised of cash and RSUs subject to vesting and repayment under certain circumstances. The sign-on award replaced value from his former employer that Mr. Mandadi forfeited upon joining CVS Health. (See "Agreements with Named Executive Officers" on page 70). He will receive annual performance-based long-term incentive awards consistent with his peers in the Company going forward. Mr. Shah received an additional grant of RSUs in August 2022, to reflect the expansion of his role in May 2022 shortly after the annual long-term incentive awards were granted.

Executive Compensation Program Summary

Management Incentive Plan
 	
⊟ **See page 64 for details on the Workforce Diversity Modifier**
	The MP&D Committee believes that performance indicators, including profitability, customer satisfaction, market comparability and stock price should continue to be factored into our executive compensation program. In order to maintain year-over-year consistency, the 2022 MIP metrics remained unchanged:
	
	    80% financial (MIP Adjusted Operating Income)
	    20% customer service and client/member satisfaction
	
	Consistent with 2021, the 2022 MIP includes a Workforce Diversity Modifier (downward only) for our most senior leaders.
	
	Effective for the 2023 performance year, the Workforce Diversity Modifier will be applied to all vice presidents and above and customer satisfaction will be measured by NPS for our businesses.

Long-Term Incentive Program
 	
⊟ **See pages 65-68 for details**
	In 2022, the MP&D Committee followed its normal cycle for setting goals and targets (see page 57) and has maintained year-over-year consistency with the design of our long-term incentives:
	
	    The Committee continued to limit PSU payouts to 200% of target and no upward rTSR modifier if our absolute TSR is negative; and
	    The 2022 PSU metrics remained unchanged: 100% Adjusted EPS, with an rTSR modifier.
	
	Beginning in 2022, grant values are capped at 150% of target and a new peer group was selected to better align to the Company's strategic evolution as a health care company and to address stockholder questions regarding the use of two peer groups.
	
	The MP&D Committee awards RSUs in limited circumstances such as new hire awards, and in 2022 granted an award to Mr. Shah in connection with his expanded responsibilities soon after the annual awards were made. In making this grant, the MP&D Committee reviewed realizable compensation data for Mr. Shah currently and over the term of the award under various stock price performance assumptions, taking into account the vesting schedule of existing equity awards granted to him in previous years. The MP&D Committee also reviewed with its independent compensation consultant, market compensation survey data for large general industry, retail industry, and health care industry executives, many of whom oversee operations that do not have the broad-reaching scope and are not as complex, profitable, or fast-growing as the operations managed by Mr. Shah.

Compensation Peer Groups ⊟ **See pages 68, 75 for details**	Beginning in 2022, considering the Company's evolution into a leading integrated health care company, the MP&D Committee used a single, diversified peer group. The 2022 peer group is comprised of the most relevant 19 companies for which we compete for talent and capital and was utilized when the MP&D Committee reviewed and set 2022 compensation levels. The peer group approach for the rTSR modifier for the PSUs has also evolved. In light of the Company's evolving strategy and favorable feedback from stockholders, effective for the 2022 PSU awards, the MP&D Committee eliminated the use of the S&P Consumer Staples comparator group and instead used the S&P Health Care Index.

Below are highlights of the MP&D Committee's review and decision-making process for 2022 executive compensation and incentive program target setting.



Ongoing

- Review compensation philosophy and objectives in light of Company strategy, goals, performance, stockholder feedback and external benchmarking

- Monitor compensation in comparison to actual and relative performance

- Monitor compliance with management equity ownership requirements

FEBRUARY – EARLY MARCH 2022
Target Setting

Long Term Awards

- The Committee established:
  - Financial metrics and targets for the 2022 MIP and 2022 - 2024 PSUs
  - Individual incentive award target levels for the 2022 MIP and 2023 long-term incentive awards.

FALL 2022
Monitoring Plan Design and Key Metrics

SEPTEMBER 2022

- The compensation peer group was reviewed with our independent compensation consultant and the Committee decided to continue to utilize one diversified peer group for 2023 for executive compensation purposes.
- Performed annual risk assessment of executive compensation programs.
- MIP and PSU metrics for 2023 discussed and feedback provided to management.

NOVEMBER 2022

- The Committee continued its discussion of 2023 incentive plan metrics.
- Total executive compensation market data for our executives was reviewed with our independent compensation consultant.
- Preliminary 2020 PSU payouts for the 2020-2022 performance period were reviewed.
- Preliminary MIP payouts for the 2022 fiscal year were reviewed.
- Reviewed stockholder feedback on our executive compensation program.

JANUARY – MARCH 2023
Determining Performance

- Pay-for-performance alignment for prior year was reviewed.
- rTSR peer groups for PSUs reviewed with our independent compensation consultant. The Committee determined it was appropriate to continue using performance relative to the S&P 500 Health Care Index.
- 2020 PSU payouts for the 2020-2022 performance period were certified.
- MIP payouts were certified for the completed 2022 fiscal year.

Final Pay Decisions for NEOs

- Final decisions were made on the MIP for the 2022 performance year. Actual long-term awards were determined for the 2023 annual grant cycle and the Committee approved any base salary changes. Decisions reflect the independent directors' assessment of individual executive contribution and performance. The CEO provided recommendations with respect to the other NEOs.

Elements of Our Executive Compensation Program

Our pay-for-performance philosophy places the majority of an executive officer's compensation at risk and emphasizes long-term incentives tied to individual and Company performance as well as continued service. As a result, the only fixed compensation is base salary, which represents approximately 8% to 13% for our NEOs' total target compensation in 2022.

The MP&D Committee believes that performance indicators, including profitability, customer satisfaction, market comparability and stock price should be factored into our executive compensation program. By using a variety of pay vehicles and balancing short- and long-term awards, the MP&D Committee believes our executive compensation program supports retention and long-term growth creation because the metrics are measured independently, and no single factor impacts all elements of performance. For 2022, the MIP plan design included a Workforce Diversity Modifier for senior executives because the Committee believes that our workforce should reflect the customers and communities we serve. The modifier (downward only) can reduce the formulaic results of the 2022 MIP by as much 10 percentage points.

The table below outlines each element of our executive compensation program for 2022.

2022 Executive Compensation Program Structure

		Performance-based or performance-aligned (~90%)		
		Near-Term	**Long-Term**	
	Base Salary	**Annual Cash Incentive (MIP)**	**PSUs**	**Stock Options**
Performance Period	Ongoing	Annual	3-year performance period plus 2-year holding period post vesting	4-year ratable vest along with 10-year expiration
Performance Metrics		• MIP Adjusted Operating Income (80%) • Retail Customer Service, Pharmacy Services Client Satisfaction and Health Care Benefits Member Satisfaction Results (20%) • Individual Performance Modifier (0-120%) • Workforce Diversity Modifier for senior leaders, including NEOs (downward only, by as much as 10%)	• 2024 Adjusted EPS (100%) • rTSR Modifier (+/- 25%); no upward modifier to any outstanding PSUs if our absolute TSR is negative	• Stock price appreciation
CEO Target Pay Mix	 ~8%	 ~15%	 ~58%	 ~19%
NEO Target Pay Mix	 ~10%	 ~20%	 ~50%	 ~20%

Base Salary

The MP&D Committee annually reviews the base salaries of all executive officers, including the NEOs, and adjusts them periodically as needed by evaluating the evolving responsibilities of the position, the experience of the individual and the marketplace in which we compete for executive talent as defined by our compensation peer groups. Informed by this review, and with input from its independent compensation consultant, the MP&D Committee increased Ms. Lynch's salary by 3% effective April 2022.

	FY 2022 Annual Base Salary ($)	Percentage Increase
Karen S. Lynch	1,500,000	3%
Shawn M. Guertin	1,250,000	0%
Alan M. Lotvin	1,000,000	0%
Tilak Mandadi[1]	1,000,000	—
Prem S. Shah[1]	950,000	—

(1) Messrs. Mandadi and Shah were not Named Executive Officers in 2021.

Annual Cash Incentive

Our NEOs participate in our annual cash incentive program, the Management Incentive Plan or MIP, under which they are eligible for a cash award based on the achievement of pre-established financial, operating and individual performance objectives. Awards are paid out, if earned, in the first quarter of the following year based on the following formula. The MP&D Committee reserves the discretion to reduce awards for any reason.



NEO Target Annual Incentive % times Base Salary Paid in Performance Year X **Corporate Performance Factor %** X **Individual Performance Modifier (0 to 120%)** X **Workforce Diversity Modifier (downward only, by as much as 10%)** = **Final Award Cannot Exceed 200% of Target**

NEO Target Annual Incentive

In the first quarter of each year, the MP&D Committee approves for each NEO an annual target bonus opportunity expressed as a percentage of the NEO's base salary. The current targets are set forth in the 2022 Annual Cash Incentive Award table on page 65. The final award is calculated based on the actual base salary paid during the calendar year, which we call "eligible earnings." Mr. Shah's 2022 bonus target was pro-rated to 142.27% to reflect his target bonus opportunity increase to 150% in May 2022 as a result of the increase in his responsibilities during 2022.

Corporate Performance Factor

Rigorous Goal Setting

CVS Health is performance driven, and the MP&D Committee believes there is a strong connection between our impressive track record and the corresponding goals that we set for ourselves under the MIP. Our management and the MP&D Committee worked collaboratively to set targets reflective of our ambitious performance goals and to drive long-term value creation for our stockholders. When setting these goals, the MP&D Committee considers factors relevant to the current fiscal year. Financial results from prior years are used as reference; however, the MP&D Committee focuses on setting annual goals that reflect current business conditions and expectations and will result in an appropriate pay for performance outcome for the fiscal year.

For 2022, the MP&D Committee established Company goals using 2022 MIP Adjusted Operating Income (80% weighting) and retail customer service, pharmacy services client satisfaction and health care benefits member satisfaction results (20% weighting), which emphasizes and reinforces the business objectives of the enterprise. The MP&D Committee established a challenging Adjusted Operating Income target that is consistent with the earnings guidance provided to investors and requires year-over-year growth. Our customer service and client/member satisfaction metrics measure customer and member satisfaction through the use of transaction generated and random survey data and ensure that we are providing excellent service and position us to retain and win new business. Targets were set above the previous year's actual performance and targets. In 2022, the curves for

the customer service and client/member satisfaction were aligned with the Adjusted Operating Income scale. The MP&D Committee believed that the targets it established were rigorous yet achievable in light of our internal forecast as well as the macroeconomic and industry environments at the time the goals were established in early March 2022.

In early 2022, the MP&D Committee determined the 2022 Adjusted Operating Income goal for MIP based on the Company's financial plan that was set to achieve continued growth and support our strategy. When evaluating the goal, the MP&D Committee also considered the baseline results for the year that adjust for items consistent with non-GAAP adjustments to quarterly and annual reported financial results. The MIP uses a target range to ensure that management will not receive above target awards unless 2022 performance exceeds 2021 actual results.

	2021 Results (in millions)	2022 Target (in millions)
MIP Adjusted Operating Income*	$17,236	$17,145 - $17,317

* MIP Adjusted Operating Income is a non-GAAP financial measure. See Annex A to this proxy statement for a reconciliation of this and other non-GAAP financial measures to the most directly comparable GAAP financial measures.

2022 Corporate Performance Results

In determining the funding rate for the Company and our NEOs under the 2022 MIP, the MP&D Committee reviewed the overall financial and operating results of the Company, evaluating them against the MIP performance targets approved by the MP&D Committee in March 2022. The MP&D Committee also considered the leadership of the management team in maintaining the strong core operational performance of the Company and making significant advancements on its strategic priorities, while seeking to mitigate and develop innovative strategies. Consistent with our approach to align executive compensation to reported results, the MP&D Committee has elected to use certain non-GAAP performance metrics in the Company's executive compensation program to best incent and assess performance, and we provide detailed reconciliation in this proxy statement of non-GAAP performance metrics. In 2022, the primary non-GAAP adjustments related to the opioid reserve discussed below and charges resulting from the execution of our strategy to divest non-core assets including the long term care pharmacy business, PayFlex, bswift and parts of the international business. The adjustments for items were consistent with prior charges and were both positive and negative. The reconciliation can be found in Annex A to this proxy statement.

The Company performance result was 149.5% for 2022 — based on 2022 MIP Adjusted Operating Income (performance of 102.8% of target, resulting in funding of 163.3%, weighted at 80%) and customer service and client/member satisfaction aggregate results (performance of 99.0% of target, resulting in funding of 94.3%, weighted at 20%).

The overperformance on Adjusted Operating Income was bolstered by COVID-19 vaccination and testing, strong front store sales, strength in Pharmacy Services and strong underlying performance of the Health Care Benefits segment. The customer satisfaction result was just slightly below target as Pharmacy Services and Retail scored at or above targets (+1 and target, respectively), while Health Care Benefits (-3) performed slightly below target.

Measure	Weighting	Minimum (50%)	Target (100%)	Maximum (200%)	Actual Results	Funding Level	Performance Weighting Under Plan
MIP Adjusted Operating Income[1]	80%	$16,369[2]	$17,145-$17,317[2]	$18,093[2]	$17,719[2]	163.3%	130.6%
Client/Member Satisfaction[3]	20%	72.5	76.3	80.1	75.7	94.3%	18.9%
Final Performance Under Plan							**149.5%**

[1] MIP Adjusted Operating Income is a non-GAAP financial measure. See Annex A to this proxy statement for a reconciliation of this and other non-GAAP financial measures to the most directly comparable GAAP financial measures.

[2] Dollars in millions. 2022 MIP Adjusted Operating Income, Minimum, Target, Maximum and Actual Results, are all net of bonus-related expenses.

[3] Result is the weighted average performance versus target for each of the three business segments, weighted equally.

Performance Metric	Threshold	Target	Maximum	Final Approved Performance Result
2022 MIP Adjusted Operating Income[1] (80%)		Actual $17,719[2]		
	$16,369[2]	$17,145[2] $17,317[2]	$18,093[2]	149.5%
% of Target	95%	100%	105%	
% Funding	50%	100%	200%	
Retail Customer Service, Pharmacy Services Client Satisfaction and Health Care Benefits Member Satisfaction Results (20%)[3]		Actual 75.7		
	72.5	76.3	80.1	
% of Target	95%	100%	105%	
% Funding	50%	100%	200%	

[1] 2022 MIP Adjusted Operating Income is a non-GAAP financial measure. See Annex A to this proxy statement for a reconciliation of this and other non-GAAP financial measures to the most directly comparable GAAP financial measures.

[2] Dollars in millions. 2022 MIP Adjusted Operating Income, both Target and Actual, are net of the bonus-related expense.

[3] Result is the weighted average performance versus target for each of the three business segments, weighted equally.

Individual Performance Modifier

Each NEO's individual performance was evaluated against his or her goals and assigned a value between 0% and 120%. The MP&D Committee did not assign specific weightings to any NEO's goals. The individual performance modifier cannot exceed 120%, or 20% above what would have been earned based solely on corporate performance. An individual performance modifier of less than 100% will reduce payouts below what would have been earned based solely on Company performance.

2022 Individual Performance Modifier Results: The MP&D Committee evaluated each NEO's performance and considered the CEO's input on the performance of each of the other NEOs. In determining the annual cash incentive for Ms. Lynch, the MP&D Committee consulted with the other independent members of the Board. For 2022, the MP&D Committee, with input from Ms. Lynch, considered individual performance relative to goals, the strong MIP funding at 149.5% and the impact of non-GAAP adjustments. The MP&D Committee used its judgment in evaluating these items and determined not to apply individual modifiers above Company performance.

With respect to financial performance, the MP&D Committee considered the following results for the NEOs as more fully set forth below. GAAP diluted EPS of $3.14 and Adjusted EPS of $8.69; consolidated operating income of approximately $7.75 billion and consolidated Adjusted Operating Income of $17.53 billion; and segment Adjusted Operating Income which is the principal measure of segment performance. Adjusted EPS and consolidated Adjusted Operating Income are non-GAAP financial measures. See Annex A to this proxy statement for an explanation and a reconciliation to the most comparable GAAP financial measures.

Karen S. Lynch | 2022 INDIVIDUAL PERFORMANCE ASSESSMENT

Leadership	• Exceptional performance as President and CEO of CVS Health, reflected by the Board of Directors' assessment in the areas of strategic focus, business and financial results, leadership, culture, diversity and inclusion, reputation and government relations, compliance, and commitment to environmental, social and governance initiatives • Exceeded revenue and adjusted operating income commitments, while continuing to position the Company for sustainable, profitable long-term growth • Significantly progressed on our strategy to deliver superior health experiences that improve outcomes, lower costs, and broaden access to high quality care—for all • Resolved decade old opioid-related claims and negotiated a settlement of approximately $5 billion over 10 years, proactively closing out uncertainty and risk on behalf of our investors and stockholders
Business Results	• Achieved adjusted EPS of $8.69, exceeding prior year by 29 cents (3.5%) and outperforming the high end of our guidance range for full year 2022 • Achieved $322.5 billion in total revenues, representing 10.4% growth year-over-year • Achieved cash flow from operations of $16.2 billion, exceeding the high end of our guidance range for full year 2022 • Successfully led M&A strategy for the acquisition of Signify Health, a core asset that will advance CVS Health's value-based care strategy • Divested non-strategic assets including bswift, PayFlex, and select assets from our International business • Reinforced our commitment to sustainability with several key initiatives including a pill bottle recycling program and our first offsite power purchase agreement for the purchase of renewable energy
People	• Successfully led over 300,000 purpose-driven colleagues who worked extraordinarily hard for a third pandemic year to keep America healthy • Strong employee engagement ratings indicated strong alignment with the Company's values and purpose • Increased our diversity across our colleague and leadership base with approximately 50% of our colleagues self-identifying as diverse, and approximately 60% of new hires in 2022 self-identifying as racially and/or ethnically diverse

Shawn M. Guertin | 2022 INDIVIDUAL PERFORMANCE ASSESSMENT

Leadership	• Exceptional performance as Chief Financial Officer including navigating through the COVID-19 financial landscape • Demonstrated strong leadership through divestitures and the acquisition of Signify Health • Successfully managed treasury, long-term capital allocation and financial planning • Advanced venture and private equity investment activity
Business Results	• Adjusted EPS of $8.69, up $0.29 over prior year • Total revenues of $322.5 billion, reflecting 10.4% growth year-over-year • Delivered $16.2 billion in cash flow from operations, in excess of full year 2022 guidance • Increased the quarterly dividend by 10% to $0.55 for an annual payout of $2.20 per share • Executed a $1.5 billion accelerated share repurchase transaction • Repaid a total of $4.1 billion in long-term debt in 2022, including debt redemption transactions resulting in interest savings
People	• Demonstrated strong employee engagement ratings and alignment to purpose and values • Continued focus on building bench and succession planning within the Finance function

Alan M. Lotvin

2022 INDIVIDUAL PERFORMANCE ASSESSMENT

Leadership	• Exceptional business performance as President – Pharmacy Services • Led the continued technological and operational evolution of customer service • Strategic direction over the evolving approaches to biosimilars in advance of 2023 expansion in that market
Business Results	• Grew full year revenues by nearly 11%, with adjusted operating income of $7.4 billion • Outstanding performance in Specialty Pharmacy where revenue grew more than 19% year-over-year • Achieved $4 billion gross revenue in new sales and 98% client retention in 2022
People	• Strong satisfaction metrics driven by the team's dedication to exceeding client and member expectations • Successfully enabled cross-enterprise mobility of top talent and implemented simplification initiatives focused on improving the consumer and colleague experience

Tilak Mandadi

2022 INDIVIDUAL PERFORMANCE ASSESSMENT

Leadership	• Strong first five months in newly created role of Chief Data, Digital and Technology Officer • Created an integrated operating model and 2023 product roadmaps to fully realize the synergies and acceleration across previously independent Digital, IT and Data/Analytics groups • Defined a three-year strategy to achieve quantified outcomes by the end of 2025 across growth, efficiency and excellence dimensions
Business Results	• Exceeded our targets in driving our digital-first approach, growing to over 47 million unique digital customers • Delivered an innovative health engagement program that leverages artificial intelligence ("AI")-driven personalized next best actions to drive improved health for members • Improved retail pharmacy customer service using AI to handle routine questions and repetitive physical tasks, and a new system that allows pharmacists to share workload across stores
People	• Strengthened talent recruitment and retention strategies in highly competitive market for technology, digital, data science and creative experience design skills

Prem S. Shah	2022 INDIVIDUAL PERFORMANCE ASSESSMENT
Leadership	• Exceptional business performance as Co-President of Retail and Chief Pharmacy Officer for CVS Health • Continued to play an indispensable role in the national response to COVID-19, with our pharmacies administering more than 15 million COVID-19 tests and nearly 28 million COVID-19 vaccines
Business Results	• For full year 2022, the Retail/LTC segment grew total revenues by more then 6% versus the prior year and generated $6.7 billion of adjusted operating income • Pharmacy revenue increased by nearly 8% • Successfully advanced digital-first pharmacy strategy with ~6.3 million new digital Retail Pharmacy accounts
People	• Significantly improved employee engagement results amongst our Retail colleagues, acknowledging the tremendous changes being made to improve and simplify both the colleague and customer experiences • Delivered high NPS among CVS Pharmacy customers

Workforce Diversity Modifier

In addition to our core metrics, a Workforce Diversity Modifier may be applied for senior leadership (in 2022, SVP and above, including our NEOs) based on CVS Health's progress in achieving a greater diverse leadership representation during the year. This modifier ranges from minus 10% to zero (no change) and is applied to the final recommended bonuses, after Company performance and individual modifiers have been determined, to ensure consistency of approach. The MP&D Committee evaluates the extent to which meaningful progress is made in overall senior leader representation (gender, race and ethnicity) both quantitatively and qualitatively against overall external and internal benchmarks and in the categories of hiring and promotion, development and retention.

2022 Workforce Diversity Modifier Results: The MP&D Committee evaluated the Company's progress toward workforce diversity in 2022 and based on that evaluation did not apply an adjustment. The MP&D Committee noted the following regarding the Company's progress: material year-over-year improvement in racial/ethnic diversity representation for the second year in a row and maintaining a leading position relative to female senior executives. The Company progressed workforce representation through hiring, advancement and promotion, development of talent, and focusing on retention. In addition, senior leaders actively engaged and shared ideas and opportunities for the advancement of racially/ethnically diverse and female executives. While there is still progress to be made, the MP&D Committee determined that management's efforts and results did not warrant a negative modifier.

Consideration of the Settlement Accrual in Compensation Decisions

In 2022, the CVS Board and CEO made the decision to resolve the vast majority of pending opioid lawsuits against the Company relating to the distribution of opioids dating back a decade or more. The MP&D Committee spent extensive time considering how and whether to reflect the impact of the settlement charge in year-end executive compensation decisions. Factors considered, as fully detailed on pages 52-53 of this proxy statement, include a number of Company-specific circumstances along with stockholder feedback. In stockholder meetings that took place in early 2023, our Independent Chair of the Board and Chair of the MP&D Committee sought stockholders' perspectives on how to consider the magnitude of the opioid litigation settlement accrual on executive compensation decisions.

Our CEO, full Board and the MP&D Committee mutually agreed to take the following actions considering the magnitude of the settlement and to create alignment with stockholders:

• A one-time action to apply negative discretion to the 2022 MIP payout for our CEO reducing her payout as determined under the plan formula by 33% from 149.5%% of target to 100% of target.

• A one-time action to reduce non-employee Board member compensation by 10%, which will be applied in fiscal 2023.

The actual payout of each NEO's 2022 annual cash incentive award, as approved by the MP&D Committee, is set forth in the table below.

2022 Annual Cash Incentive Award

	2022 Eligible Earnings	Target Annual Incentive	Full-Year Target Award	Company Perfor-mance	Individual Perfor-mance Modifier	Workforce Diversity Modifier	Calculated Payout as a % of Target	Final Payout as a % of Target	Final Award(*)
Karen S. Lynch	$1,487,000	200%	$3,000,000	149.5%	100%	—	149.5%	100%	$2,975,000
Shawn M. Guertin	$1,250,000	175%	$2,187,500	149.5%	100%	—	149.5%	149.5%	$3,270,000
Alan M. Lotvin	$1,000,000	150%	$1,500,000	149.5%	100%	—	149.5%	149.5%	$2,242,000
Tilak Mandadi	$ 437,500	150%	$1,500,000	149.5%	100%	—	149.5%	149.5%	$ 981,000
Prem S. Shah(*)	$ 916,667	150%	$1,351,565	149.5%	100%	—	149.5%	149.5%	$1,949,000

*   Mr. Shah's pro-rated annual incentive was 142.3% reflecting the mid-year target adjustment due to his expanded responsibilities.

2023 Annual Cash Incentive Award Enhancements

Effective 2023, the Workforce Diversity Modifier will apply to a broader group of colleagues including all vice presidents and above (approximately 500 senior leaders, including the NEOs). In addition, the customer service and client/member satisfaction metric will be measured by NPS. A baseline for NPS was established in 2022 and will provide the Company with a consistent measure of customer service and client/member satisfaction across our businesses. NPS will measure a broad array of interactions with customers, clients and members, including random surveys, specific surveys triggered by key moments and transaction encounters that are nearly real time.

Long-Term Incentive Compensation

Each year the MP&D Committee approves long-term incentive compensation awards for employees, including the NEOs. Following the MP&D Committee's comprehensive review of our executive compensation program, and considering input from our stockholders, it decided to maintain the mix of PSUs and stock options for 2022, as illustrated below.

2022 Long-Term Incentive Target Mix



25%
Stock Options

75%
PSUs

2022 Stock Option and PSU Awards

Stock options represent 25% of the total value of long-term incentive awards. Stock options are granted at fair market value and vest ratably over a four year period. The PSU portion of our long-term incentive program features formulaically-determined payouts based on performance goals established by the MP&D Committee in the first quarter of 2022 and set the performance period to be January 1, 2022 – December 31, 2024, a three-year performance period. The MP&D Committee approved 2024 Adjusted EPS as the core performance measure for the 2022 PSUs, adjusted by an rTSR modifier as described below. These metrics were selected as they align focus on achieving external growth goals.

2022 Long-Term Incentive Decisions	**PSU Program Highlights**
• The MP&D Committee followed its traditional process and granted equity awards (PSUs and options) in April 2022 • Metrics were consistent with prior year	• Maximum payout is 200% • No upward rTSR modifier is applied to PSUs if our absolute TSR is negative • PSU award agreements include clawback/forfeiture in the event of detrimental conduct • Two-year post vesting holding period applies during and after employment

2022 PSUs (75% of long-term equity)

Core Metric: 2024 Adjusted EPS*

- The target, threshold and maximum 2024 Adjusted EPS goals are aligned with the Company's long-term targets communicated to investors and set to drive growth in 2023 and 2024

- The 2024 Adjusted EPS goal is consistent with our long-term, low-double digit growth rate commitment and is in line with our annual growth rate targets

* Adjusted EPS is a non-GAAP financial measure. See Annex A to this proxy statement for a reconciliation of this and other non-GAAP financial measures to the most directly comparable GAAP financial measures.

Modifier: rTSR (+/- 25%)

- Measures our share price performance relative to the broad market with which we compete for talent and capital over the three-year performance period (see "Relative TSR Peer Group for 2022-2024 PSU Awards" on page 75)

- May increase or decrease the percent of payout determined by the 2024 Adjusted EPS performance result

- The modifier is applied in quartiles on a pro-rata basis providing for a reduced or increased payout for below or above median performance, respectively

- No upward modifier is applied if our absolute TSR is negative over the performance period

Total payout cannot exceed 200%
Net shares earned after the 3-year performance period are subject to an additional 2-year holding period

2022 PSU Summary

	Threshold	Target	Maximum
2024 Adjusted EPS			
Result	$8.85	$9.73 - $9.93	$10.81
% Payout	40%	100%	200%
rTSR Modifier			
Percentile Result	<25%	25% - 50%	50% - 75%	>75%
Modifier	-25%	Pro-rate from -25% to 0%	Pro-rate from 0% to +25%	+25%
			No upward modifier will be applied if our absolute TSR is negative	

2023 PSU and Stock Option Awards

Following the MP&D Committee's annual review of our executive compensation program, and considering input from our stockholders, the MP&D Committee decided to continue with the same mix of PSUs and stock options for 2023. Considering stockholder feedback and a desire for year-over-year consistency, the MP&D Committee decided that the structure of PSUs will remain the same with the rTSR peer group again to focus solely on performance relative to the S&P 500 Health Care Index. The use of this peer group aligns with our revised strategic direction and reflects how the Company has evolved to a leading integrated health care company. See page 75 for a listing of the Relative TSR Peer Group for 2023-2025 PSU Awards.

Prior PSU Performance Programs

2020 PSUs - Performance was certified by the MP&D Committee in February 2023, following the three-year performance period. Net shares issued upon settlement are subject to a two-year holding period. Maximum payout after calculation (including application of modifiers) cannot exceed 200% of the PSUs awarded. The following summarizes the final payout results and settlement of the 2020 PSU awards granted to Ms. Lynch and Dr. Lotvin (Messrs. Guertin, Mandadi and Shah did not receive 2020 PSUs):

2020 PSUs	**STATUS:**

• Three Year Performance Period January 1, 2020 - December 31, 2022; Vesting April 1, 2023; Subject to a mandatory two-year holding period
• Based on 2022 Adjusted EPS* with target set at $8.28 - $8.39 in March 2020 and awarded in August 2020
• Subject to two modifiers:
  • 2022 PSU Leverage Ratio* modifier (+/- 25%) and
  • rTSR modifier (+/- 25%)
	• 2022 PSU Adjusted EPS* of $8.84 exceeded target
	• 2022 PSU Leverage Ratio modifier outperforming the target range increased the payout level by 50%
	• rTSR performance just above median increased the payout level by 24%
	
	CALCULATED PAYOUT = 274%
	
	CAPPED PAYOUT = 200%

* Adjusted EPS, 2022 PSU Adjusted EPS and 2022 PSU Leverage Ratio are non-GAAP financial measures. See Annex A to this proxy statement for a reconciliation of these and other non-GAAP financial measures to the most directly comparable GAAP financial measures.

2020 PSU Summary

	Threshold	Target	Maximum
2022 PSU Adjusted EPS*			
Result	$7.92	$8.28 - $8.39	$8.75 Actual=$8.84
% Payout	40%	100%	200%
2022 PSU Leverage Ratio Modifier			
Result	>3.30	3.30 - 3.20	<3.20 Actual=3.15x
Modifier	-25%	No adjustment	+25%
rTSR Modifier			
Percentile Result	<25% 25% - 50%	50% - 75% Actual~62%	>75%
Modifier	-25% Pro-rate from -25% to 0%	Pro-rate from 0% to +25%	+25%
		No upward modifier will be applied if our absolute TSR is negative	

2021 PSU Summary

Performance will be certified in February 2024, following the three-year performance period. Net shares issued upon settlement, if any, are subject to a two-year holding period. Maximum payout after calculation (including application of modifier) cannot exceed 200% of the PSUs awarded.

	Threshold	Target	Maximum
2023 Adjusted EPS			
Result	$8.59	$8.98 - $9.09	$9.49
% Payout	40%	100%	200%
rTSR Modifier			
Percentile Result	<25%	25% - 50%	50% - 75%	>75%
	-25%	Pro-rate from -25% to 0%	Pro-rate from 0% to +25%	+25%
Modifier		No upward modifier will be applied if our absolute TSR is negative	

2022 Compensation Peer Group

2022 Selection Process: The MP&D Committee uses various data sources, including peer groups, to assess financial performance and compensation competitiveness. While peer groups represent a broad group of potential competitors for executive talent across various industries, peer group data serves as only one reference point for the MP&D Committee in evaluating our compensation program.

In response to stockholder feedback, the MP&D Committee holistically reviewed the compensation peer groups in consultation with its independent compensation consultant and determined it was appropriate to return to one diversified peer group effective 2022, considering that the Company has evolved into a leading integrated health care company. The 2022 peer group is comprised of the most relevant 19 companies (the "2022 Compensation Peer Group") for which we compete for talent and capital and was utilized when the MP&D Committee reviewed and set 2022 compensation levels. Full-year 2021 median revenues for the 2022 Compensation Peer Group were $118 billion. CVS Health's full-year 2022 total revenues of $322.5 billion rank at the 95th percentile relative to the 2022 Compensation Peer Group.

The MP&D Committee will continue to review the Company's peer group annually.

CVS Health 2022 Compensation Peer Group

- AbbVie Inc.
- AmerisourceBergen Corporation
- Bristol-Myers Squibb Company
- Cardinal Health, Inc.
- Centene Corporation
- Cigna Corporation
- Elevance Health, Inc.
- HCA Healthcare, Inc.
- Humana Inc.
- International Business Machines Corporation
- Johnson & Johnson
- McKesson Corporation
- Merck & Co., Inc.
- Microsoft Corporation
- Pfizer Inc.
- Target Corporation
- UnitedHealth Group Incorporated
- Walgreens Boots Alliance, Inc.
- Walmart Inc.

Pay Positioning

The MP&D Committee does not target NEOs' pay to a specified percentile relative to the 2022 Compensation Peer Group, but rather reviews peer group compensation data for each element of compensation, including base salary, target total cash (base salary plus target bonus) and target total compensation (target total cash plus long-term incentive compensation). Individual compensation positioning relative to comparable positions in the 2022 Compensation Peer Group varies by job, and the MP&D Committee considers a number of factors, including market competitiveness, specific duties and responsibilities of the NEO versus those in similar positions at the 2022 Compensation Peer Group companies, and succession planning. In addition to this assessment, the MP&D Committee considers Company and individual performance and internal pay equity among the Company's executive officers in evaluating and determining executive compensation. The MP&D Committee believes it is appropriate to reward the Company's executive officers with compensation above the competitive median if the rigorous financial targets associated with the Company's variable pay programs are exceeded in a way that is consistent with the Company's core values.

Other Compensation Topics

Other Compensation Arrangements and Benefits

The Company maintains broad-based medical and dental benefits, life insurance and short- and long-term disability insurance programs for its full-time employees. Executive officers are eligible to participate in these programs on the same basis and with the same level of financial subsidy as our other salaried employees. Financial subsidies to these plans are tiered so that our highest paid colleagues pay the most.

Executive officers may participate in the CVS Health Future Fund 401(k) Plan (the "401(k) Plan"), which is our principal qualified defined contribution plan. An eligible CVS Health employee may defer up to 75% of his or her total eligible compensation, defined as salary plus annual cash incentive, to a maximum deferral limit defined by the Internal Revenue Service ("IRS"). In 2022, that maximum deferral limit was $20,500, plus an additional $6,500 for those age 50 and above. After the first full year of employment, CVS Health will match the employee's deferrals dollar-for-dollar, each payroll period, up to a maximum of 5% of total eligible compensation subject to IRS limits. CVS Health's matching cash contributions into the 401(k) Plan for the NEOs who participated are included in the "All Other Compensation" column of the SCT and described in the note 7 following the SCT on page 77.

The Company also maintains a broad-based severance plan that covers Messrs. Guertin, Mandadi and Shah and Dr. Lotvin. Details of potential payments under that plan can be found in the narrative and tables beginning on page 82. The MP&D Committee reviews the Company's severance benefits annually with the assistance of its independent compensation consultant to evaluate both their effectiveness and competitiveness. The review for 2022 found the current level of benefits to be within competitive norms for design. Details of hypothetical payments that would have been made to the NEOs upon a change in control on December 31, 2022 and under various termination scenarios; provisions for the treatment of equity awards and other benefits; and estimated payments that would be made to the executives whose employment terminates following a change in control may be found in "Payments/(Forfeitures) Under Termination Scenarios" beginning on page 82.

Deferred Compensation Plan and Deferred Stock Compensation Plan

Eligible executive officers may choose to defer earned and vested compensation into the Deferred Compensation Plan (the "DCP") and the Deferred Stock Compensation Plan (the "DSP"), which are available to any U.S. employee meeting the plans' eligibility criteria. The plans are intended to provide retirement savings in a tax-efficient manner and to enhance stock ownership. The DCP offers a variety of investment crediting choices, none of which represents an above-market return. The individual contributions of each of the NEOs during fiscal 2022 to the DCP and the DSP, including earnings on those contributions, any distributions during 2022 and their respective total account balances as of the end of 2022, are shown in the Nonqualified Deferred Compensation table on page 81.

Perquisites and Other Personal Benefits

The Company provides certain other compensation to the Named Executive Officers (see the "All Other Compensation" table in footnote 7 to the SCT on page 77.

We provide the following personal benefits to our NEOs:

- Home security: An allowance to the NEOs to cover the costs of the installation and maintenance of home security monitoring systems. While the MP&D Committee believes these security costs are business expenses, disclosure of these costs as personal benefits is required.

- Limited personal use of corporate aircraft: We maintain corporate aircraft that may be used by our employees to conduct Company business. Pursuant to an executive security program established by the Board upon the MP&D Committee's recommendation, the CEO is required to use our aircraft for all travel needs, including personal travel, in order to minimize and more efficiently use travel time, protect the confidentiality of travel and our business, and enhance the CEO's personal security. Pursuant to Ms. Lynch's employment agreement, she will reimburse the Company for any costs of personal air travel that exceed $250,000 per calendar year. Under the Company's Corporate Aircraft Policy, NEOs, on an extremely limited basis and with prior approval from the CEO, or the CCO in her absence, are permitted to use our corporate aircraft for personal travel. The cost of such personal use is included in "All Other Compensation" and described in the notes following the SCT. The value of these items is treated as income taxable to the NEOs. The aggregate incremental cost to the Company of providing these personal benefits to each of the NEOs during fiscal 2022 is shown in the SCT beginning on page 76.

- Limited corporate transportation: Similar to our approach to aircraft, Ms. Lynch uses a corporate driver for travel as part of our executive security program in order to minimize and more efficiently use travel time, protect the confidentiality of travel and our business, and enhance the CEO's personal security. The aggregate incremental cost to the Company of providing this benefit to Ms. Lynch during fiscal 2022 is shown in the SCT beginning on page 76.

Agreements with Named Executive Officers

As previously disclosed, we have an employment agreement with Ms. Lynch (the "Employment Agreement") and change in control agreements (collectively, the "CIC Agreements") with our other Named Executive Officers.

Karen S. Lynch

In connection with Ms. Lynch's appointment as President and Chief Executive Officer of CVS Health, CVS Health entered into an Employment Agreement with Ms. Lynch, effective February 1, 2021. The Employment Agreement sets forth, among other things, the terms of her employment as President and Chief Executive Officer of CVS Health. The Employment Agreement has no specified term and provides that Ms. Lynch's employment with CVS Health will be on an at-will basis. Further, pursuant to the Employment Agreement, Ms. Lynch will receive an annualized base salary of at least $1.45 million (which was increased to $1.5 million in 2022) and will be eligible to participate in CVS Health's annual bonus plan with a target annual cash incentive opportunity of 200% of her base salary, effective February 1, 2021. Upon a qualifying termination of employment, Ms. Lynch would be entitled to a cash severance payment equal to two times (which is increased to two-and-a-half times if the qualifying termination of employment occurs within two years following a change in control) the sum of her highest base salary in effect during the six-month period immediately prior to the date of her termination of employment and her target annual bonus opportunity for the year of her termination of employment. Ms. Lynch would also be entitled to a pro-rated annual bonus for the year of her termination of employment and up to 18 months of continued health and benefit plan participation at the same benefit and cost sharing level at which Ms. Lynch and her eligible dependents were participating on the date of her termination of employment. Ms. Lynch will also be treated as retirement eligible under the terms of her equity awards.

Tilak Mandadi

Mr. Mandadi joined the Company in July 2022. In accordance with his offer letter dated May 23, 2022, Mr. Mandadi's base salary is $1.0 million and his annual cash incentive target is 150% of his annual base salary. In addition, Mr. Mandadi's target annual equity award compensation is $6.0 million, beginning in 2023. Mr. Mandadi received a one-time cash sign-on bonus of $2.773 million (the "Sign-On Bonus Award") and a one-time sign-on equity award with a grant date value of $9.8 million (the "Sign-On Equity Award"), which will vest ratably on the first, second and third anniversaries of the grant date, subject to the terms of the underlying award agreement. Mr. Mandadi will be required to repay the Sign-On Bonus Award if CVS Health terminates his employment for cause or if Mr. Mandadi voluntarily terminates his employment prior to 24 months of his hire date. If Mr. Mandadi voluntarily terminates his employment, or if his employment is terminated by CVS Health for cause, prior to the vesting dates of the Sign-On Equity Award, the Sign-On Equity Award will be forfeited upon his termination of employment. If the Company involuntarily terminates his employment not for cause, the Sign-On Equity Award will continue to vest through the duration of the severance period (18 months post-termination). Mr. Mandadi also entered into CVS Health's customary CIC Agreement for executives and a restrictive covenant agreement which includes, among other things, non-competition and non-solicitation covenants for the 18-month period following his employment with CVS Health.

CIC Agreements with NEOs

The MP&D Committee believes that the interests of stockholders are best served by ensuring that the interests of our senior management are aligned with our stockholders. The CIC Agreements with our NEOs, other than Ms. Lynch, are intended to eliminate, or at least reduce, the reluctance of senior management to pursue potential change in control transactions that may be in stockholders' best interests. The CIC Agreements serve to eliminate distraction caused by uncertainty about personal financial circumstances during a period in which CVS Health requires focused and thoughtful leadership to ensure a successful outcome. Accordingly, the CIC Agreements provide certain specified "double trigger" severance benefits to the covered executives in the event of their termination under certain circumstances following a change in control. The MP&D Committee believes a "double trigger" severance benefit provision is more appropriate, as it provides an incentive for greater continuity in management following a change in control. "Double trigger" benefits require that two events occur in order for severance to be paid, typically a change in control of the Company followed by the executive's involuntary termination of employment. The 2010 or 2017 Incentive Compensation Plans ("ICPs") that govern the terms of outstanding equity awards to all NEOs also require a "double trigger" for vesting of equity change in control benefits.

Key Policies Related to Compensation

Policy on Forfeiture and Recoupment of Incentive Compensation

The MP&D Committee approved an Amended and Restated CVS Health Corporation Recoupment Policy in 2019. The MP&D Committee is empowered to recoup ("clawback") compensation paid to executive officers, and it expanded this capability to include other executives under its purview. In the event of employee misconduct that causes specified financial or reputational damage, a materially inaccurate performance calculation, or an accounting restatement, the MP&D Committee may seek to clawback paid incentive compensation. The MP&D Committee may also cancel outstanding equity-based awards granted to any covered employee if that employee engages in conduct detrimental to the Company.

	Who	When	What
Misconduct Cancellation/ Forfeiture	• Applies to all employees who receive equity-based awards as part of their incentive compensation	• An employee is terminated for "cause": • willfully and materially breaches any of his or her obligations to the Company with respect to confidentiality, cooperation with regard to litigation, non-disparagement and non-solicitation; • is convicted of a felony involving moral turpitude; or • engages in conduct that constitutes willful gross neglect or willful gross misconduct in carrying out his or her duties to the Company, resulting, in either case, in material harm to the financial condition or reputation of the Company.	• All unvested equity awards will be cancelled/forfeited.
Detrimental Conduct	• Applies to all employees who receive PSU awards as part of their incentive compensation	• Detrimental Conduct. During any period in which PSUs (and any related dividend equivalents) remain outstanding and payable, including the holding period, a participant may not engage in Detrimental Conduct. "Detrimental Conduct" means any one of the following: • any conduct that would constitute Cause; • the commission of a criminal act by the participant, whether or not performed in the workplace, that subjects, or if generally known, would subject the Company or its subsidiaries to public ridicule or embarrassment; • intentional misconduct or conduct not taken in good faith and causing significant reputational harm to the Company or its subsidiaries;	• Payment of PSUs is specifically conditioned on the requirement that at all times prior to the settlement date, the participant does not engage in Detrimental Conduct. • Releasing shares delivered after the holding period is also specifically conditioned on the requirement that at all times prior to such release, the participant does not engage in Detrimental Conduct. • If the MP&D Committee determines in its reasonable business judgment that the participant has failed to satisfy such requirements, then all or a portion of the PSUs, or all or a portion of any shares delivered in settlement thereof that are subject to the holding period, as of the date of such determination, shall be cancelled and forfeited as of such date of determination. All such determinations by the MP&D Committee will be final and binding.

	Who	When	What
		• intentional violation, or negligent disregard, of the Company's or its subsidiaries' policies, rules and procedures, specifically including, but not limited to any of the participant's obligations under the Company's Code of Conduct and workplace policies; or • any violation of the participant's restrictive covenant agreement.	
Incentive Compensation Recoupment Policy	• Applies to all of our employees who receive annual cash incentive or long-term incentive awards, including equity-based awards	• When fraud or material financial misconduct by an employee meaningfully alters financial or operational results used to determine an award amount, as determined by our Board. • Applies to fraud or material financial misconduct committed during the performance period for the award amount that is discovered during the performance period or the three-year period following the performance period.	• Applies to all annual and long-term incentive awards. • Allows for recoupment of the entire award, not only excess amounts generated by the executive officer's fraud or material financial misconduct. • Amended in March 2019 to require public disclosure of the circumstances of any recoupment from any executive officer (to the extent doing so would not violate any law or contractual obligations).
Compliance with Restrictive Covenant Agreement	• All employees receiving equity awards	• An employee breaches the terms of their Restrictive Covenant Agreement	• The Company may recover profits from RSUs, PSUs and options that vested in the two-year period prior to the breach.

Anti-Gross-Up Policy

CVS Health maintains a broad policy against tax gross-ups. The only current exception to our anti-gross-up policy is for tax payments that may be due under our broad-based relocation policy, which is applicable to a large number of employees (i.e., those who must relocate upon hire, transfer or promotion).

Insider Trading Policy; Anti-Pledging and Anti-Hedging Policy

A significant percentage of executive compensation has been and continues to be payable in CVS Health common stock. The Board and executive management of CVS Health take seriously their responsibilities and obligations to exhibit the highest standards of behavior relative to trading our stock. All transactions in our stock by any director, executive officer or designated employee who has a significant role in, or access to, our financial reporting process (collectively, "Insiders"), must be pre-cleared by either the General Counsel, the Corporate Secretary or their designee(s). Insiders are generally prohibited from trading in any of our securities except during periods of varying length beginning shortly after the release of our financial results for each quarter, and Insiders and other employees may be required to refrain from trading during other designated periods when significant developments or announcements are anticipated. In addition, it is our policy that Insiders and all other employees may not engage in any of the following activities with respect to our securities:

• Trading in our securities on a short-term basis (stock purchased in the open market must be held for at least six months);

• Purchasing stock on margin or pledging our stock or any stock incentive award as collateral for a loan or margin account;

• Engaging in short sales of our stock;

• Buying or selling puts, calls, exchange traded options or other derivative securities based on our stock; or

• Engaging in any other hedging transactions with respect to our stock, which includes transactions designed to offset any decrease in the market value of equity securities.

Our most senior executives, certain key employees and Board members are generally encouraged to use a 10b5-1 trading plan to sell our stock. A 10b5-1 trading plan is a contract that allows the individual to sell a pre-determined number of shares at a time in the future when pre-determined conditions in the plan are met. However, the Company has extensive guidelines that govern the use of 10b5-1 trading plans, including the timing of entry or modification of a plan, the price at which shares will be traded, a "cooling off" period after the plan is entered into during which no trades can take place, minimum and maximum terms, restrictions on the number of plans an individual can maintain, a prohibition on trading outside of a plan, and pre-approval of plans (and any modification of plans) by the General Counsel or Corporate Secretary.

Stock Ownership Guidelines

The MP&D Committee oversees the Company's stock ownership guidelines, which require the Company's directors and executive officers to maintain ownership of a minimum number of shares, in the case of directors, or stock valued at a multiple of annual salary, in the case of executive officers. For additional details, see "Executive Officer and Director Stock Ownership Requirements" on page 109.

Tax Considerations

CVS Health is considered a "covered health insurance provider" as defined in the Internal Revenue Code of 1986, as amended and, as such, the annual limitation on the deductibility of compensation paid to any of our employees, including our NEOs, as well as certain service providers, generally is limited to $500,000 per person. Although the MP&D Committee considers the impact of deductibility and "covered health insurance provider" status, it believes that stockholder interests are best served by not restricting the MP&D Committee's discretion and flexibility in crafting the Company's executive compensation program, even if non-deductible compensation expenses could result.

Non-GAAP Financial Measures Used In Compensation Discussion and Analysis

Throughout this CD&A, we refer to various financial measures. Certain of these financial measures are calculated in accordance with U.S. generally accepted accounting principles, or GAAP. However, there are some financial measures that management adjusts and uses to assess our year-over-year performance. These adjusted financial measures are commonly referred to as non-GAAP. An explanation of how we calculate these non-GAAP financial measures is included below. See Annex A to this proxy statement for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

Adjusted EPS

Adjusted EPS is calculated by dividing adjusted income from continuing operations attributable to CVS Health by the Company's weighted average diluted shares outstanding. The Company defines adjusted income from continuing operations attributable to CVS Health as income from continuing operations attributable to CVS Health (GAAP measure) excluding the impact of amortization of intangible assets and other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance, such as office real estate optimization charges, gains/losses on divestitures, opioid litigation charges, losses on assets held for sale, acquisition-related integration costs, store impairments, goodwill impairments, acquisition purchase price adjustments outside of the acquisition accounting measurement period, income associated with the receipt of fully reserved amounts owed to the Company under the Patient Protection and Affordable Care Act and risk corridor program, losses on early extinguishment of debt and the corresponding income tax benefit or expense related to the items excluded from adjusted income from continuing operations attributable to CVS Health. In 2022, 2021 and 2020, the Company's non-GAAP tax provision also excludes certain other tax items. In 2022, the Company's non-GAAP tax provision excludes the impact of certain discrete tax items concluded in the first quarter of 2022. In 2021, the tax items primarily related to the Internal Revenue Service approval of a prior year tax refund claim. In 2020, the Company realized certain tax losses that were able to be used to offset a portion of the taxable gain related to the July 2020 sale of the Company's Coventry Health Care Workers' Compensation business, which reduced total tax expense in 2020.

Adjusted Operating Income

Adjusted Operating Income is defined as operating income (a GAAP measure) excluding the impact of amortization of intangible assets and other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance, such as office real estate optimization charges, gains/losses on divestitures, opioid litigation charges, losses on assets held for sale, acquisition-related integration costs, store impairments, goodwill impairments and acquisition purchase price adjustments outside of the acquisition accounting measurement period.

2022 MIP Adjusted Operating Income

MIP Adjusted Operating Income is defined as operating income (a GAAP measure) excluding certain financial items. For the purposes of measuring performance against established targets in any period, when applicable those excluded items include amortization of intangible assets and other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance, such as office real estate optimization charges, gains/losses on divestitures, opioid litigation charges, losses on assets held for sale, net realized capital gains/losses in excess of $100 million, foregone budgeted adjusted operating income associated with divested businesses and other items identified.

2022 PSU Adjusted EPS

PSU Adjusted EPS is calculated by dividing PSU adjusted income from continuing operations attributable to CVS Health by the Company's weighted average diluted shares outstanding. The Company defines PSU adjusted income from continuing operations attributable to CVS Health as income from continuing operations attributable to CVS Health (GAAP measure) excluding the impact of amortization of intangible assets and other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance, such as office real estate optimization charges, gains/losses on divestitures, opioid litigation charges, losses on assets held for sale, net realized capital gains/losses in excess of $75 million and the corresponding income tax benefit or expense related to the items excluded from PSU adjusted income from continuing operations attributable to CVS Health. In 2022, the Company's non-GAAP tax provision also excludes the impact of certain discrete tax items concluded in the first quarter of 2022.

2022 PSU Leverage Ratio

PSU Leverage Ratio is defined as Adjusted Debt divided by adjusted earnings before interest expense, income taxes, depreciation and amortization ("Adjusted EBITDA"). Adjusted Debt is defined as short-term debt and total long-term debt, including the current portion of long-term debt (GAAP measure), plus the present value of future operating lease payments at a discount rate of 8.5% assuming lease payments occur at the end of the year. Adjusted EBITDA is defined as (i) income from continuing operations (GAAP measure) before interest expense, income taxes, depreciation and amortization, plus (ii) implied interest expense on future operating lease payments at a discount rate of 8.5% assuming lease payments occur at the end of the year, less (iii) other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance such as office real estate optimization charges, gains/losses on divestitures, opioid litigation charges and losses on assets held for sale.

Relative TSR Peer Group for 2022-2024 PSU Awards

S&P 500 Health Care

- Abbott Laboratories
- AbbVie Inc.
- ABIOMED, Inc.
- Agilent Technologies, Inc.
- Align Technology, Inc.
- AmerisourceBergen Corporation
- Amgen Inc.
- Baxter International Inc.
- Becton, Dickinson and Company
- Biogen Inc.
- Bio-Rad Laboratories, Inc.
- Bio-Techne Corporation
- Boston Scientific Corporation
- Bristol-Myers Squibb Company
- Cardinal Health, Inc.
- Catalent, Inc.
- Centene Corporation
- Cerner Corporation
- Charles River Laboratories International, Inc.
- Cigna Corporation
- The Cooper Companies, Inc.

- Danaher Corporation
- DaVita Inc.
- DENTSPLY SIRONA Inc.
- Dexcom, Inc.
- Edwards Lifesciences Corporation
- Elevance Health, Inc.[1]
- Eli Lilly and Company
- Gilead Sciences, Inc.
- HCA Healthcare, Inc.
- Henry Schein, Inc.
- Hologic, Inc.
- Humana Inc.
- IDEXX Laboratories, Inc.
- Illumina, Inc.
- Incyte Corporation
- Intuitive Surgical, Inc.
- IQVIA Holdings Inc.
- Johnson & Johnson
- McKesson Corporation
- Medtronic Public Limited Company
- Merck & Co., Inc.
- Mettler-Toledo International Inc.
- Moderna, Inc.

- Organon & Co.
- PerkinElmer, Inc.
- Pfizer Inc.
- Quest Diagnostics Incorporated
- Regeneron Pharmaceuticals, Inc.
- ResMed Inc.
- STERIS Public Limited Company
- Stryker Corporation
- Teleflex Incorporated
- Thermo Fisher Scientific Inc.
- UnitedHealth Group Incorporated
- Universal Health Services, Inc.
- Vertex Pharmaceuticals Incorporated
- Viatris Inc.
- Waters Corporation
- West Pharmaceutical Services, Inc.
- Zimmer Biomet Holdings, Inc.
- Zoetis Inc.

[1] Anthem, Inc. was rebranded as Elevance Health, Inc. in March 2022.

Compensation of Named Executive Officers

Summary Compensation Table

The following Summary Compensation Table shows information about the compensation received by our CEO, our CFO and each of our three other most highly compensated executive officers for services rendered in all capacities during the 2022 fiscal year and the applicable comparable data for the 2021 and 2020 fiscal years.

Name & Principal 2022 Positions[1]	Year	Salary ($)[2]	Bonus ($)[3]	Stock Awards ($)[4]	Option Awards ($)[5]	Non-Equity Incentive Plan Compensation ($)[6]	All Other Compensation ($)[7]	Total ($)
Karen S. Lynch President and Chief Executive Officer	2022	1,487,500	—	12,374,946	4,124,984	2,975,000	354,625	21,317,055
	2021	1,429,167	—	9,749,990	3,249,997	5,616,000	343,258	20,388,412
	2020	1,214,615	—	5,624,957	1,846,381	2,538,000	83,963	11,307,916
Shawn M. Guertin Executive Vice President and Chief Financial Officer	2022	1,250,000		7,499,943	2,499,998	3,270,000	110,772	14,630,713
	2021	738,636	1,000,000	8,249,980	1,749,999	2,585,000	15,615	14,339,230
Alan M. Lotvin Former Executive Vice President and President – Pharmacy Services	2022	1,000,000	—	5,624,957	1,874,986	2,242,000	241,807	10,983,750
	2021	962,500	—	5,249,995	1,749,990	2,887,000	162,075	11,011,560
	2020	831,250	—	3,749,972	1,230,918	1,577,000	83,035	7,472,175
Tilak Mandadi Executive Vice President and Chief Data, Digital and Technology Officer	2022	437,500	2,773,375	9,799,983	—	981,000	0	13,991,858
Prem S. Shah Executive Vice President and Chief Pharmacy Officer, Co-President – Retail	2022	916,667	—	4,999,820	999,999	1,949,000	149,732	9,015,218

[1] Principal positions at December 31, 2022. Messrs. Mandadi and Shah were not NEOs in 2021 or 2020. Mr. Guertin was not an NEO in 2020. On January 30, 2023 Dr. Lotvin became a (non-executive) Senior Advisor when he resigned as EVP and President-Pharmacy Services due to his expected retirement in April 2023.

[2] Amount of salary actually received in any year may differ from the annual base salary amount reported due to the timing of payroll periods and the timing of changes in base salary, which typically occur in April or following a mid-year promotion or hire.

[3] In connection with joining the Company, Mr. Mandadi received a one-time cash sign-on bonus as part of his sign-on awards that replaced the value of the bonus, equity awards and other variable pay that Mr. Mandadi forfeited from his prior employer when he accepted the position at CVS Health.

[4] Included in this column is the full grant date fair value of all RSU and PSU awards made to each NEO in the applicable year. The grant date fair value of each grant is computed in accordance with Financial Accounting Standards Board Accounting Standards Codification, Compensation – Stock Compensation, Topic 718 ("FASB ASC Topic 718"), excluding forfeiture estimates. The grant date fair values for PSU awards granted in 2022 are based upon the probable outcome of the performance conditions associated with these PSU awards as of the grant date and is calculated using a Monte Carlo simulation in accordance with FASB ASC Topic 718. Additional details regarding the grants of stock awards can be found in the Grants of Plan-Based Awards table. Each PSU represents one share of our common stock and upon vesting, will settle in shares, if earned, of CVS Health common stock, net of applicable withholding taxes, and subject to a two-year post-vesting holding period. Vesting of the PSU awards granted to the applicable NEOs on April 1, 2022 will occur, if at all, on April 1, 2025, and full vesting generally is subject to continued employment of the applicable NEO through April 1, 2025. In addition, included for Mr. Mandadi, is the grant date fair value of his sign-on RSU award, which he received on August 31, 2022 pursuant to his letter agreement and which vests in three equal installments beginning on August 31, 2023. Also included for Mr. Shah is the grant date fair value of a RSU award that he received on August 31, 2022, when he assumed an expanded role in connection with the dispensing pharmacies in May 2022 and which cliff vests on August 31, 2025.

The grant date fair value of the PSU awards granted to the applicable NEOs in 2022, assuming the highest level of performance conditions associated with these PSUs occurs (capped at 200% of target):

Name	Grant Date	Grant Date Fair Value Assuming Highest Level of Performance Conditions Achieved[a] ($)
Karen S. Lynch	April 1, 2022	24,749,892
Shawn M. Guertin	April 1, 2022	14,999,885
Alan M. Lotvin	April 1, 2022	11,249,914
Tilak Mandadi[b]	—	—
Prem S. Shah	April 1, 2022	5,999,832

[a] The maximum PSU payout for the 2022 PSU awards is 200%.

[b] Mr. Mandadi did not receive a PSU award in 2022.

[5] The amounts reported in the Option Awards column represent the grant date fair value of stock option awards granted to each of the applicable NEOs on April 1, 2022, other than Mr. Mandadi, calculated in accordance with FASB ASC Topic 718. These options have an exercise price of $101.09 (the closing price of our common stock on April 1, 2022) and will vest in equal installments on the first, second, third and fourth anniversaries of the grant date and expire ten years from the grant date. The option values were calculated using a modified Black-Scholes Model for pricing options. Refer to our 2022 Annual Report, Notes to Consolidated Financial Statements at Note 11, "Stock Incentive Plans," for all relevant valuation assumptions used to determine the grant date fair value of these options. Additional details regarding the grants of stock option awards can be found under "2022 Stock Option and PSU Awards" beginning on page 65 and in the Grants of Plan-Based Awards table.

[6] The figures shown include amounts earned in 2022 as annual cash incentive awards (see pages 59-65).

[7] Set forth below is additional information regarding the amounts disclosed in the "All Other Compensation" column for 2022.

All Other Compensation – 2022

Name	Perquisites & Other Personal Benefits[A] ($)	Company Contributions to Defined Contribution Plans[B] ($)	Other[C] ($)
Karen S. Lynch	265,000	89,625	0
Shawn M. Guertin	110,772	0	0
Alan M. Lotvin	550	194,350	46,907
Tilak Mandadi	0	0	0
Prem S. Shah	0	94,991	54,741

[A] The amounts above reflect the following: for Ms. Lynch $187,001 associated with personal use of Company aircraft and $77,999 associated with personal use of a Company car; for Mr. Guertin $109,085 associated with personal use of Company aircraft and $1,687 associated with personal use of a Company car; and for Dr. Lotvin $550 for home security. The Company determines the amount associated with personal use of Company aircraft by calculating the incremental cost to the Company based on the cost of fuel, trip-related maintenance, deadhead flights, crew travel expenses, landing fees, trip-related hangar costs and smaller variable expenses. The Company determines the amount associated with personal use of a Company car by calculating the incremental cost to the Company based on mileage, lease fees, fuel and driver salary. Pursuant to an executive security program established by the Board upon the MP&D Committee's recommendation, the CEO is required to use our aircraft for all travel needs, including personal travel, in order to minimize and more efficiently use travel time, protect the confidentiality of travel and our business, and enhance the CEO's personal security. Under the Company's Corporate Aircraft Policy, NEOs, on an extremely limited basis and with prior approval from the CEO, or the CCO in her absence, are permitted to use our corporate aircraft for personal travel. Similar to our approach to aircraft, Ms. Lynch uses a corporate driver for travel as part of our executive security program in order to minimize and more efficiently use travel time, protect the confidentiality of travel and our business and enhance the CEO's personal security.

[B] The amounts in this column include Company matching contributions to the 401(k) Plan of $15,250 for each of Ms. Lynch and Dr. Lotvin, as well as $8,458 for Mr. Shah. It also includes Company matching contributions credited to notional accounts in the unfunded Deferred Compensation Plan equal to: for Ms. Lynch, $74,375; for Dr. Lotvin, $179,100; and for Mr. Shah $86,533. The Company matching contributions also are reported in the "Cash" lines of the "Registrant Contributions in Last FY" column of the Nonqualified Deferred Compensation table on page 81.

[C] For Dr. Lotvin and Mr. Shah, the amounts in this column consist of cash dividend equivalents paid by the Company on certain vested/released RSUs.

Grants of Plan-Based Awards

This table reflects awards granted during 2022 to our Named Executive Officers under the 2017 Incentive Compensation Plan of CVS Health Corporation, as amended (the "2017 ICP"), in the respective amounts listed. The MP&D Committee approved all of the 2022 awards.

Grants of Plan-Based Awards – 2022

Name	Award Type	Date of Committee Action[1]	Grant Date	Est. Future Payouts Under Non-Equity Incentive Plan Award[2] Threshold ($)	Target ($)	Maximum ($)	Est. Future Payouts Under Equity Incentive Plan Awards[3] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($ / Sh)[4]	Grant Date Fair Value of Stock and Option Awards ($)[5]
Karen S. Lynch	Stock Options[6]	2/21/2022	4/1/2022								171,517	101.09	4,124,984
	PSUs[7]	2/21/2022	4/1/2022				48,658	121,645	243,290				12,324,946
	Annual Cash			1,487,500	2,975,000	5,950,000	—	—	—				
Shawn M. Guertin	Stock Options[6]	2/21/2022	4/1/2022								103,950	101.09	2,499,998
	PSUs[7]	2/21/2022	4/1/2022				29,490	73,724	147,448				7,499,943
	Annual Cash			1,093,750	2,187,500	4,375,000	—	—	—				
Alan M. Lotvin	Stock Options[6]	2/21/2022	4/1/2022								77,962	101.09	1,874,986
	PSUs[7]	2/21/2022	4/1/2022				22,117	55,293	110,586				5,624,957
	Annual Cash			750,000	1,500,000	3,000,000	—	—	—				
Tilak Mandadi	RSUs[8]	6/29/2022	8/31/2022							99,847			9,799,983
	Annual Cash						—	—	—				
				328,125	656,250[10]	1,312,500							
Prem S. Shah	Stock Options[6]	2/21/2022	4/1/2022								41,580	101.09	999,999
	PSUs[7]	2/21/2022	4/1/2022				11,796	29,489	58,978				2,999,916
	RSUs[9]	6/29/2022	8/31/2022							20,376			1,999,904
	Annual Cash			652,071	1,304,142[10]	2,608,284	—	—	—				

[1] Represents the date the MP&D Committee approved the 2022 grant values for stock options, PSU and RSU awards. Refer to "2022 Stock Option and PSU Awards" beginning on page 65 for a detailed discussion of the PSU awards.

[2] Represents the threshold, target and maximum payout levels of cash bonuses granted under the 2022 MIP. Performance below the threshold results in no payout. See "Annual Cash Incentive" beginning on page 59 for a discussion of the 2022 MIP metrics and payouts.

[3] Represents the threshold, target and maximum achievement in order to receive a payout for the applicable award. Performance below the threshold results in no payout. Refer to "2022 Stock Option and PSU Awards" beginning on page 65 for a detailed discussion.

[4] All options were granted with an exercise price equal to the closing price of our common stock on the date of the grant.

[5] Refer to our 2022 Annual Report, Notes to Consolidated Financial Statements at Note 11, "Stock Incentive Plans" for all relevant valuation assumptions for all grants. Included in this column is the full grant date fair value of the PSUs, RSUs and options granted to all of the NEOs on April 1, 2022, except Mr. Mandadi, who only received an RSU grant on August 31, 2022. Mr. Shah also received an RSU grant on August 31, 2022.

[6] Represents stock options granted under the 2017 ICP in the respective amounts and on the respective dates listed. These stock options vest on the first, second, third and fourth anniversaries of the grant date and expire ten years from the grant date.

[7] Represents PSU awards granted under the 2017 ICP in the respective amounts and on the respective dates listed. For the 2022-2024 cycle, these PSU awards are included in the SCT in the "Stock Awards" column. The PSU award, if earned, is based on the Company's 2024 Adjusted EPS and will be modified by up to +/- 25% based on CVS Health's performance as measured by rTSR. The maximum PSU payout for the 2022 PSU awards under "Est. Future Payouts Under Equity Incentive Plan Awards" is 200%, even with the maximum rTSR modifier of +25%. Each vested PSU represents one share of CVS Health common stock and will settle in shares, if earned, of CVS Health common stock, net of taxes, as a result of a determination by the MP&D Committee. The PSU awards do not earn dividend equivalents and have no voting rights. See the discussion of long-term incentive equity awards under "2022 Stock Option and PSU Awards" beginning on page 65 for a discussion of the vesting and payout of these awards based on the MP&D Committee's determination that the Company has achieved the applicable performance result. Refer to footnote 4 of the SCT beginning on page 76 for a discussion of how the number of vested PSUs will be determined.

[8] Represents sign-on RSUs granted under the 2017 ICP. These RSUs vest in three substantially equal installments beginning on August 31, 2023.

[9] Represents RSUs granted to Mr. Shah under the 2017 ICP when he assumed an expanded role in connection with the dispensing pharmacies in May 2022. These RSUs cliff vest on the third anniversary of the grant date.

[10] Mr. Mandadi's 2022 annual target bonus opportunity is pro-rated to reflect his date of hire in July 2022; his 2022 full year target bonus opportunity is 150% of base salary. Mr. Shah's annual target bonus opportunity is pro-rated to reflect an increase to his target bonus opportunity and increase to his base salary in May 2022. Mr. Shah's 2022 full year target bonus opportunity is 150% of base salary.

Outstanding Equity Awards at Fiscal Year-End

This table shows information regarding the outstanding equity awards held by each of our Named Executive Officers under the applicable plan that were outstanding as of December 31, 2022. The unearned PSU awards granted in 2022 and 2021 are shown at target performance, with no adjustment for the rTSR modifier performance. The 2020 PSUs are shown at maximum, but actual performance for these awards are explained in the footnotes below.

Outstanding Equity Awards at 2022 Year-End

		Stock Option Awards[1]				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock that Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units of Stock that Have Not Vested ($)[2]
Karen S. Lynch	2/19/2016	93,989	—[3]	37.91	2/18/2026				
	2/17/2017	192,741	—[3]	45.91	2/16/2027				
	4/1/2019	181,806	60,602[4]	54.19	4/1/2029				
	4/1/2020	105,598	105,598[4]	58.34	4/1/2030				
	8/31/2020							206,610[15]	19,253,986
	4/1/2021	56,151	168,453[4]	74.30	4/1/2031			132,275[16]	12,326,707
	4/1/2022	—	171,517[4]	101.09	4/1/2032			121,645[17]	11,336,098
Shawn M. Guertin	5/28/2021	24,390	73,172[5]	86.44	5/28/2031	34,706[8]	3,234,252	58,088[18]	5,413,221
	4/1/2022	—	103,950[4]	101.09	4/1/2032			73,724[17]	6,870,340
Alan M. Lotvin	4/1/2016	27,395	—[6]	104.82	4/3/2024				
	4/3/2017	32,911	—[6]	78.05	4/3/2024				
	4/1/2019	—	20,201[4]	54.19	4/1/2029				
	4/1/2020	—	70,399[4]	58.34	4/1/2030				
	8/31/2020	—						137,740[15]	12,835,991
	4/1/2021	—	90,705[4]	74.30	4/1/2031			71,225[16]	6,637,458
	4/1/2022	—	77,962[4]	101.09	4/1/2032			55,293[17]	5,152,755
Tilak Mandadi	8/31/2022					99,847[9]	9,304,742		
Prem S. Shah	4/1/2016	2,935	—[6]	104.82	4/3/2024				
	4/1/2018	846	—[6]	62.21	4/1/2025				
	8/31/2018	13,290	13,290[7]	74.24	8/31/2025	4,489[10]	418,330		
	4/1/2019	3,156	6,313[4]	54.19	4/1/2029	1,442[11]	134,380		
	2/28/2020					963[12]	89,742		
	4/1/2020	5,719	22,877[4]	58.34	4/1/2030	10,285[13]	958,459		
	2/26/2021					1,866[12]	173,893		
	4/1/2021	4,103	24,620[4]	74.30	4/1/2031	4,795[13]	446,846	12,888[16]	1,201,033
	4/1/2022	—	41,580[4]	101.09	4/1/2032			29,489[17]	2,748,080
	8/31/2022					20,376[14]	1,898,839		

[1] The Company had no equity incentive plan awards that were securities underlying unexercised, unearned options at fiscal year-end, so that column is intentionally omitted from this table.

[2] The value of the RSUs and PSUs is based on a price of $93.19 per share, which was the closing price of the Company's common stock on December 30, 2022 the last trading day of the Company's fiscal year. Each vested RSU and PSU represents one share of Company's common stock and will settle in shares, if earned (for PSUs), of Company common stock, net of taxes.

[3] Represents stock appreciation rights ("SARs") that were granted prior to the Aetna Transaction and expire ten years from the date of grant.

[4] These stock options vest in one-quarter increments on each of the first, second, third and fourth anniversaries of the grant date and expire ten years from the date of the grant.

(5) Represents stock options granted to Mr. Guertin at the time of hire and vest in one-quarter increments on each of the first, second, third and fourth anniversaries of the grant date and expire ten years from the date of the grant.

(6) These stock options vest in one-quarter increments on each of the first, second, third and fourth anniversaries of the grant date and expire seven years from the date of the grant.

(7) These stock options vest in one-third increments on each of the third, fourth, and fifth anniversaries of the grant date and expire ten years from the date of the grant.

(8) RSUs cliff vest on the third anniversary of the grant date.

(9) Sign-on RSUs vest in three substantially equal installments beginning on first anniversary of the grant date.

(10) Partnership Equity Program RSUs will cliff vest on the fifth anniversary of the grant date.

(11) RSUs vest in substantially equal installments on each of the first, second, third and fourth anniversaries of the grant date.

(12) RSUs vest in substantially equal installments on the first, second and third anniversaries of the grant date.

(13) RSUs vest in substantially equal installments on the first, second, third and fourth anniversaries of the grant date.

(14) RSUs cliff vest on the third anniversary of the grant date.

(15) The number of PSUs granted on April 1, 2020 that vested on April 1, 2023 and depended upon the attainment of specified performance goals over a period beginning on January 1, 2020 and ending on December 31, 2022. As of December 31, 2022, actual performance with respect to the 2020 PSUs exceeded target performance levels and therefore pursuant to SEC requirements the number of shares reported with respect to the 2020 PSUs is the number of shares that would be earned assuming maximum performance is achieved (200%). The calculated performance of the 2020 PSUs was 274% after applying the 2022 PSU Leverage Ratio modifier and the rTSR modifier, however the actual payout of the 2020 PSUs was at capped at 200%. (2022 PSU Leverage Ratio modifier is a non-GAAP financial measure. See Annex A to this proxy statement for an explanation and a reconciliation to the most comparable GAAP financial measure). Please see "Prior PSU Performance Programs" beginning on page 66 for a discussion of the MP&D Committee's determination that the Company surpassed the applicable performance metrics and applied both the 2022 PSU Leverage Ratio and rTSR modifiers.

(16) Consists of the value of the PSU awards granted on April 1, 2021, which may vest on April 1, 2024. The performance period for these PSUs is January 1, 2021 to December 31, 2023.

(17) Consists of the value of the PSU awards granted on April 1, 2022, which may vest on April 1, 2025. The performance period for these PSUs is January 1, 2022 to December 31, 2024.

(18) Represents PSUs granted to Mr. Guertin at the time of hire, which may vest on April 1, 2024. The performance period for these PSUs is January 1, 2021 to December 31, 2023.

Option Exercises and Stock Vested

The table below reflects information for the fiscal year ended December 31, 2022 concerning options exercised and the vesting of previously granted RSUs and PSUs and non-transferable shares for each of the NEOs specified in the table. The value of the shares acquired upon exercise of the options and the shares represented by the vesting of RSUs and PSUs is based on the closing price of our common stock on the date of exercise and the date of vesting, respectively.

Option Exercises and Stock Vested – 2022

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Karen S. Lynch	0	0	257,916	26,072,728
Shawn M. Guertin	0	0	0	0
Alan M. Lotvin	195,061	6,935,037	91,998	9,326,767
Tilak Mandadi	0	0	0	0
Prem S. Shah	22,105	607,791	60,099	6,084,306

(1) Includes the RSU value deferred by Dr. Lotvin and Mr. Shah during 2022, which is also included in the "Stock" row of the "Executive Contributions in Last FY" column of the Nonqualified Deferred Compensation table on page 81.

Nonqualified Deferred Compensation

Executive officers and select members of management may participate in the DCP and the DSP. The DCP allows participants to defer payment of a portion of their salary and a portion of their annual cash incentive to facilitate their personal retirement or financial planning. For participants in the DCP, we provide a maximum match of up to 5% of the eligible compensation (base+bonus) that exceeds the IRS earnings limit that applies to 401(k) plans after completion of one year of service.

The investment crediting options for the DCP mirror those offered for the 401(k) Plan. Each year, the amount of a participant's deferred compensation account increases or decreases based on the appreciation and/or depreciation in the value of the investment crediting alternatives selected by the participant. There are no vesting requirements on deferred compensation accounts.

Under the DSP, participants may elect to defer settlement of RSUs and PSUs beyond the scheduled vesting date. Following vesting, dividends are reinvested during the deferral period. During 2022, Dr. Lotvin and Mr. Shah deferred portions of their respective equity-based compensation under the DSP. Executive officers are not permitted to defer proceeds of stock option exercises.

The amounts shown in the table below for "Cash" and "Stock" were deferred pursuant to the DCP and the DSP, respectively.

Nonqualified Deferred Compensation – 2022

Name	Type	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)[4]	Aggregate Balance at Last FYE ($)[5]
Karen S. Lynch	Cash	74,375	74,375	(20,005)	—	962,304
	Stock	—	—	—	—	—
Shawn M. Guertin	Cash	—	—	—	—	—
	Stock	—	—	—	—	—
Alan M. Lotvin	Cash	1,493,500	179,100	(580,968)	—	3,445,727
	Stock	589,051	—	(271,351)	—	3,397,146
Tilak Mandadi	Cash	—	—	—	—	—
	Stock	—	—	—	—	—
Prem S. Shah	Cash	417,250	86,533	(174,620)	(6,902)	1,668,206
	Stock	99,711	—	(18,358)	—	210,578

[1] The stock contribution for Dr. Lotvin includes the deferred settlement under the DSP of RSUs granted in 2018 that vested in 2022. The stock contribution for Dr. Lotvin includes the deferred settlement under the DSP of Performance-Based RSUs granted in 2020 for performance year 2019 that vested in 2022.

[2] All amounts shown are also disclosed in the SCT under All Other Compensation and reflect amounts credited and/or earned in 2022.

[3] All earnings shown on the Stock line are attributable to dividend equivalents credited as additional deferred RSUs and the change in our common stock price since December 31, 2021.

[4] All amounts reported are distributions of cash dividend equivalent payments from the DSP.

[5] The following amounts included in this column have been previously reported in the SCTs in our proxy statements since 2007:

	Cash		Stock
Ms. Lynch	$142,916	$	—
Mr. Guertin	—		—
Dr. Lotvin	554,850		—
Mr. Mandadi	—		—
Mr. Shah	—		—

Payments/(Forfeitures) Under Termination Scenarios

The tables below show the amounts that would be received by each NEO under various termination scenarios, assuming that the termination occurred on December 31, 2022. Amounts that have been paid or are payable in all events, such as the non-equity incentive plan amounts earned with respect to fiscal year 2022 and disclosed in the "Non-Equity Incentive Plan Compensation" column of the SCT on page 76 and the amounts in the nonqualified deferred compensation plans discussed on page 81 are not included in the tables below, nor is any amount for stock options that are vested and exercisable as of December 31, 2022.

The following narrative summarizes potential payments and benefits that may be received by our NEOs pursuant to existing plans, equity award agreements or employment agreements (collectively, the "Agreements") under various separation scenarios. All scenarios assume each NEOs' compliance with post-employment restrictive covenant agreements ("RCAs").

Benefits and Payments upon Death

In the event of death, NEOs are entitled to a cash incentive award based on the NEO's target bonus opportunity and accelerated vesting of their outstanding options, RSUs and PSU awards:

- Unvested options will immediately vest in full, and remain exercisable for a period of one year after NEO's death, or until the option's expiration date, whichever occurs first, by the NEO's beneficiary;
- Unvested RSUs will become immediately vested and the vesting date shall be the date of death and shall settle within 30 days of death; and
- Unvested PSUs will become immediately vested based upon target performance as of the date of the NEO's death, and shall become settled within 30 days of the NEO's death.

Termination for Cause

Generally, under the Agreements, "Cause" means the NEO's willful misconduct and, in some cases the NEO's negligent misconduct, which, in any case, is injurious to the Company. The specific consequences of such behavior are reflected in the Agreements. In the event of termination for Cause, all obligations or commitments under our incentive plans would be canceled or forfeited, including unvested equity grants and cash incentive awards.

Benefits and Payments upon Qualified Retirement or Voluntary Termination

In the event of voluntary termination, all unvested equity awards would be canceled unless the employee is eligible for "Qualified Retirement" treatment. "Qualified Retirement" means a termination of employment on or after attainment of age 55 with at least 10 years of continuous service, or attainment of age 60 with at least five years of continuous service, provided that if the NEO has options, PSUs and/or RSUs, he or she has provided the Company with at least 90 days advance notice of his or her retirement date. A NEO will also be deemed to have experienced a Qualified Retirement if the Company elects to terminate his or her employment without Cause and he or she has met the age and service requirements set forth above prior to or during the severance period set forth in a severance agreement with the Company. For purposes of this termination scenario in this disclosure, we have assumed that if a NEO has met the age and years of continuous service requirements for Qualified Retirement treatment as of December 31, 2022, he or she has also met the advance notice requirement for Qualified Retirement treatment.

In the event an NEO's employment with the Company terminates by reason of a deemed Qualified Retirement, outstanding equity awards held by the NEO would be treated as follows:

- Unvested options will continue to vest during a three-year post-termination period.
- RSUs will vest on a pro-rata basis as of the NEO's termination of employment date.
- PSUs would vest on a pro-rata basis as of the NEO's termination of employment date based on actual performance.

Based on age and tenure with the Company as of December 31, 2022, Dr. Lotvin is eligible for Qualified Retirement treatment under the Company's equity programs and the MIP. Messrs. Guertin, Mandadi and Shah were not retirement eligible as of December 31, 2022. Pursuant to her Employment Agreement, Ms. Lynch will be treated as retirement eligible under the terms of her equity awards.

Benefits and Payments upon Termination without Cause or Constructive Termination without Cause Prior to a Change in Control of the Company ("CIC")

The CVS Health Severance Plan for Non-Store Employees (the "Severance Plan"), which covers executives, including our NEOs (other than Ms. Lynch), was approved by the MP&D Committee as described under "Other Compensation Arrangements and Benefits" on page 69. With respect to each of the NEOs (other than Ms. Lynch), in the event of a termination without Cause or constructive termination prior to a CIC, pursuant to an RCA and the Severance Plan, the NEOs would be eligible to receive up to 18 months of base salary as severance, paid in equal semi-monthly installments, provided that he or she executes a separation agreement with the Company and complies with post-employment restrictive covenants.

Pursuant to Ms. Lynch's Employment Agreement, upon a qualifying termination of employment, including a termination of employment for "Good Reason", prior to a CIC, Ms. Lynch would be entitled to a cash severance payment equal to two times the sum of her highest base salary in effect during the six-month period immediately prior to the date of her termination of employment and her target annual bonus opportunity for the year of her termination of employment. Ms. Lynch would also be entitled to a pro-rated annual bonus for the year of her termination of employment and up to 18 months of continued health and benefit plan participation at the same benefit and cost sharing level at which Ms. Lynch and her eligible dependents were participating on the date of her termination of employment. Ms. Lynch's severance benefits are subject to her execution of a release and compliance with post-employment restrictive covenants. "Good Reason" is defined in her Employment Agreement to mean the occurrence of one or more of the following without Ms. Lynch's written consent: (a) a reduction by the Company of base salary or target annual bonus opportunity from the level then in effect, except in the event of a ratable reduction affecting all senior officers of the Company; (b) an assignment of any duties that are materially inconsistent with her duties and responsibilities or a material diminution of duties and responsibilities, in each case as such duties and responsibilities were in effect immediately following February 1, 2021; (c) any failure of a successor of the Company to assume and agree to perform the Company's entire obligations under her Employment Agreement; (d) reporting to any person other than the Board; (e) removal of Ms. Lynch as President and Chief Executive Officer of the Company (other than in connection with a termination of employment for Cause); (f) any action or inaction by the Company that constitutes a material breach of the terms of her Employment Agreement; or (g) the Company's failure to nominate and recommend Ms. Lynch for re-election to the Board.

In the event of a NEO's termination without Cause or constructive termination prior to a CIC, outstanding equity awards held by the NEO would be treated as follows:

- Unvested options held by Ms. Lynch and Dr. Lotvin will continue to vest during a three-year post-termination period, as they would be entitled to Qualified Retirement treatment under the terms of the awards. For Messrs. Guertin, Mandadi and Shah their unvested options would continue to vest through the end of the severance period as they are not currently retirement eligible.
- If the NEO is entitled to severance, unvested RSUs will continue to vest during the applicable severance period.
- If the NEO is entitled to severance, PSUs would vest on a pro-rata basis as of the NEO's termination of employment date.

Benefits and Payments upon Termination without Cause or Constructive Termination without Cause After CIC

Ms. Lynch's Employment Agreement and the CIC Agreements with Messrs. Guertin, Mandadi and Shah and Dr. Lotvin provide that upon a CIC and subsequent termination of employment, all outstanding unvested stock options will vest in full and restrictions will lapse on all RSUs and PSUs (at target achievement levels).

In addition, each NEO (other than Ms. Lynch) would receive a cash severance payment equal to 1.5 times annual base salary, 1.5 times the then-current annual cash incentive at target and a pro-rated cash incentive bonus at target for the year of termination. Pursuant to Ms. Lynch's Employment Agreement, upon a qualifying termination of employment within two years following a CIC, Ms. Lynch's cash severance payment would increase to two-and-a-half times the sum of her highest base salary in effect during the six-month period immediately prior to the date of her termination of employment and her target annual bonus opportunity for the year of her termination of employment.

Under their CIC Agreements and Ms. Lynch's Employment Agreement, any severance benefits would be reduced to avoid the excise tax under Section 280G of the Code if that would give the NEO a better after-tax result.

With respect to the tables below for all NEOs:

- The value of options is determined by multiplying the number of unvested options outstanding as of December 31, 2022 by the difference between the exercise price and $93.19, the closing price of our common stock on December 30, 2022, the last trading day of our fiscal year. Generally, the option grant agreements provide for the following post-termination exercise periods, but in no case will the post-termination exercise period be longer than the original option term:

  - In the case of constructive termination without cause prior to a CIC, during the severance period and for 90 days thereafter;

  - In the case of constructive termination without cause after a CIC, during the remainder of the option term;

  - In the case of a voluntary termination, awards granted in 2017 and later include a 90-day post-termination option exercise period; options granted before 2017 expire immediately upon a voluntary termination;

  - In the case of termination for cause, generally there is no post-termination exercise period; and

  - In the case of Qualified Retirement, during a three-year post termination exercise period.

- The value of RSUs is determined by multiplying the number of unvested RSUs as of December 31, 2022 by $93.19, the closing price of our common stock on December 30, 2022, the last trading day of our fiscal year.

- The value of unvested PSUs assumes (a) no proration for the 2020 PSUs, pro-rated amounts for the outstanding 2021 PSUs (two-thirds) and 2022 PSUs (one-third); (b) a share price of $93.19, the closing price of our common stock on December 30, 2022, the last trading day of our fiscal year; (c) all outstanding performance cycles are achieved and paid at target; and (d) no adjustment for the applicable 2020 PSU Leverage Ratio modifier and/or rTSR modifier or the 2021 PSU and 2022 PSU rTSR modifiers.

Karen S. Lynch	Death ($)	Termination for Cause ($)	Qualified Retirement[1] or Voluntary Termination ($)	Termination without Cause or Constructive Termination without Cause Prior to CIC or Good Reason ($)	Termination without Cause or Constructive Termination without Cause After CIC ($)
Cash Severance Value					
Base Salary	0	0	0	3,000,000	3,750,000
Bonus[2]	3,000,000		3,000,000	9,000,000	10,500,000
Vesting (Forfeiture) of Equity					
Value of Options	9,225,645	(9,225,645)	9,225,645	9,225,645	9,225,645
Value of RSUs	—	—	—	—	—
Value of PSUs	33,289,798	(33,289,798)	21,623,435	21,623,435	33,289,798
Benefits and Other					
Health Insurance				28,826	28,826
Excise Tax Gross-Up	—	—	—	—	—
Total	45,515,443	(42,515,443)	33,849,080	42,877,906	56,794,269

[1] Pursuant to her Employment Agreement, Ms. Lynch is treated as retirement eligible under the terms of her equity awards. Based on her age and tenure with the Company as of December 31, 2022, Ms. Lynch is also eligible for Qualified Retirement treatment under the Company's MIP.

[2] Represents annual incentive cash bonus amount at target, calculated using Ms. Lynch's base salary for the year ending December 31, 2022 and the applicable multiplier described above.

Shawn M. Guertin	Death ($)	Termination for Cause ($)	Qualified Retirement[1] or Voluntary Termination ($)	Termination without Cause or Constructive Termination without Cause Prior to CIC ($)	Termination without Cause or Constructive Termination without Cause After CIC ($)
Cash Severance Value					
Base Salary	0	0	0	1,875,000	1,875,000
Bonus[2]	2,187,500	0	0	0	5,468,750
Vesting (Forfeiture) of Equity					
Value of Options	493,911	(493,911)	0	329,272	493,911
Value of RSUs	3,234,252	(3,234,252)	0	3,234,252	3,234,252
Value of PSUs	12,283,560	(12,283,560)	0	5,297,386	12,283,560
Benefits and Other					
Health Insurance			0	17,480	17,480
Excise Tax Gross-Up	—	—	—	—	—
Total	18,199,223	(16,011,723)	0	10,753,390	23,372,953

[1] Based on his age and tenure with the Company as of December 31, 2022, Mr. Guertin is not eligible for Qualified Retirement treatment under the Company's equity program and MIP.

[2] Represents annual incentive cash bonus amount at target, calculated using Mr. Guertin's base salary for the year ending December 31, 2022 and the applicable multiplier described above.

Compensation of Named Executive Officers

Alan M. Lotvin

	Death ($)	Termination for Cause ($)	Qualified Retirement[1] or Voluntary Termination ($)	Termination without Cause or Constructive Termination without Cause Prior to CIC ($)	Termination without Cause or Constructive Termination without Cause After CIC ($)
Cash Severance Value					
Base Salary	0	0	0	1,500,000	1,500,000
Bonus[2]	1,500,000	0	1,500,000	0	3,750,000
Vesting (Forfeiture) of Equity					
Value of Options	4,954,662	(4,954,662)	4,954,662	4,954,662	4,954,662
Value of RSUs	—	—	—	—	—
Value of PSUs	18,208,208	(18,208,208)	12,560,521	12,560,521	18,208,208
Benefits and Other					
Health Insurance				29,914	29,914
Excise Tax Gross-Up	—	—	—	—	—
Total	24,662,870	(23,162,870)	19,015,183	19,045,097	28,442,784

[1] Based on his age and tenure with the Company as of December 31, 2022, Dr. Lotvin is eligible for Qualified Retirement treatment under the Company's equity program and MIP.

[2] Represents annual incentive cash bonus amount at target, calculated using Dr. Lotvin's base salary for the year ending December 31, 2022 and the applicable multiplier described above.

Tilak Mandadi

	Death ($)	Termination for Cause ($)	Qualified Retirement[1] or Voluntary Termination ($)	Termination without Cause or Constructive Termination without Cause Prior to CIC ($)	Termination without Cause or Constructive Termination without Cause After CIC ($)
Cash Severance Value					
Base Salary	0	0	0	1,500,000	1,500,000
Bonus[2]	1,500,000	0	0	0	3,750,000
Vesting (Forfeiture) of Equity					
Value of Options	—	—	0	—	—
Value of RSUs	9,304,742	(9,304,742)	0	3,101,550	9,304,742
Value of PSUs	—	—	0	—	—
Benefits and Other					
Health Insurance			0	4,776	4,776
Excise Tax Gross-Up	—	—	0	—	—
Total	10,804,742	(9,304,742)	0	4,606,326	14,559,518

[1] Based on his tenure with the Company as of December 31, 2022, Mr. Mandadi is not eligible for Qualified Retirement treatment under the Company's equity program and MIP.

[2] Represents annual incentive cash bonus amount at target, calculated using Mr. Mandadi's base salary for the year ending December 31, 2022 and the applicable multiplier described above.

Prem S. Shah	Death ($)	Termination for Cause ($)	Qualified Retirement[1] or Voluntary Termination ($)	Termination without Cause or Constructive Termination without Cause Prior to CIC ($)	Termination without Cause or Constructive Termination without Cause After CIC ($)
Cash Severance Value					
Base Salary	0	0	0	1,425,000	1,425,000
Bonus[2]	1,425,000	0	0	0	3,562,500
Vesting (Forfeiture) of Equity					
Value of Options	1,747,098	(1,747,098)	0	1,592,068	1,747,098
Value of RSUs	4,120,489	(4,120,489)	0	2,072,639	4,120,489
Value of PSUs	3,949,113	(3,949,113)	0	1,716,653	3,949,113
Benefits and Other					
Health Insurance			0	29,174	29,174
Excise Tax Gross-Up	—	—	—	—	—
Total	**11,241,700**	**(9,816,700)**	**0**	**6,835,534**	**14,833,374**

[1] Based on his age as of December 31, 2022, Mr. Shah is not eligible for Qualified Retirement treatment under the Company's equity program and MIP.

[2] Represents annual incentive cash bonus amount at target, calculated using Mr. Shah's base salary for the year ending December 31, 2022 and the applicable multiplier described above.

CEO Pay Ratio

At CVS Health, we share a single, clear purpose: bringing our heart to every moment of your health. We devote significant time and attention to the attraction, development and retention of talent to deliver high levels of service to our customers. Our commitment to them includes a competitive rewards package and programs that support our diverse range of colleagues in rewarding and fulfilling careers. We believe engaged colleagues produce stronger business results and are more likely to build a career with the Company. Each year we conduct an internal engagement survey that provides colleagues with an opportunity to share their opinions and experiences with respect to their role, their team and the enterprise to help the Board and management identify areas where we can improve colleague experience. The survey covers a broad range of topics including development and opportunities, diversity management, recognition, performance, well-being, compliance and continuous improvement. In 2022, greater than 80% of our colleagues participated in the engagement survey, of which greater than 75% responded that they were actively engaged.

We strive to invest in our colleagues at all levels of the Company by rewarding performance that balances risk and reward. We recognize how vital our colleagues are to our success and strive to offer comprehensive and competitive wages and benefits to meet the varying needs of our colleagues and their families. The benefits and programs include annual bonuses, 401(k) plans, stock awards, an employee stock purchase plan, health care and insurance benefits, paid time off, flexible work schedules, family leave, dependent care resources, colleague assistance programs and tuition assistance, among many others, depending on eligibility. In recognition of the critical role that the attraction and retention of talent plays in the success of our business, during 2021, we announced a significant investment in our employees through an increase in the Company's minimum hourly wage to $15.00 an hour, commencing in 2022. In July 2022, we completed this project, with a new wage structure that also incorporates additional increases beyond the $15.00 minimum, with higher starting hourly rates for roles such as pharmacy technicians and call center representatives. In recognition of the outstanding contributions of our front line colleagues in 2022, we invested $100 million in appreciation bonuses for nearly 250,000 colleagues, including our front-line retail store, pharmacy and MinuteClinic colleagues. To increase transparency among colleagues, we also began to list pay ranges on all job postings.

As required by current SEC rules, we are disclosing the ratio of compensation of Ms. Lynch, our CEO in 2022, to that of the employee who was identified on December 31, 2022 as having an annual total compensation that is the median of all of our employees as of that date.

For 2022, we identified a new median employee by ranking the total compensation based on W-2 information for all employees, excluding Ms. Lynch, who were employed by the Company on December 31, 2022. As of December 31, 2022, we employed over 300,000 employees, which includes approximately 73% of whom were full-time employees and which included many part-time, temporary and seasonal workers. Adjustments were made to annualize the compensation of full-time and part-time employees who were not employed by the Company for the entire 2022 calendar year. We did not apply any cost-of-living adjustments as part of the calculation. As permitted by SEC rules under the de minimis exception, we excluded all 469 employees located outside the United States, who represented less than 5% of our total employees, as of December 31, 2022 as follows: Bermuda (1), Canada (11), China (89), Hong Kong Special Administrative Region (18), Indonesia (4), Ireland (9), Singapore (33), United Arab Emirates (95) and United Kingdom (209).

Using this methodology, our median employee was determined to be a full-time employee. The annual compensation for our median employee in 2022 was $56,129, calculated in accordance with the rules applicable to the SCT which begins on page 76 of this proxy statement. The annual compensation for our median employee also includes the Company-paid portion of health benefits plus company contributions to the 401(k) Plan, if applicable. Ms. Lynch's annual compensation was $21,331,791, which is $14,736 higher than the amount shown in our SCT because of the inclusion of Company-paid medical benefits, which are not reflected in the SCT in accordance with SEC rules. The ratio of Ms. Lynch's annual compensation to that of our median employee for 2022 is 380-to-1.

Given the different methodologies that various public companies use to determine their estimates of pay ratio, including different methodologies, exclusions, estimates and assumptions allowed under SEC rules, and different employment and compensation practices among companies, the ratio reported above should not be used as a basis for comparison between CVS Health and other companies.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and Item 402(v) of Regulation S-K, which was adopted by the SEC in 2022, we are providing the following information regarding the relationship between "compensation actually paid" ("CAP") to our principal executive officer ("PEO") and Non-PEO NEOs and certain financial performance of the Company for the fiscal years listed below. The data included in the CAP columns does not reflect the actual amount of compensation earned or paid to our NEOs during the applicable fiscal year and it is reported solely pursuant to the new SEC rules. The CAP amount also does not represent amounts that have actually been earned or realized, including in respect of PSUs, RSUs and options. Performance conditions for many of these equity awards have either not yet been satisfied or applicable performance information is not yet available. To this end, information in the table may not reflect whether compensation actually realized is aligned with performance. The MP&D Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

For additional information about our performance-based pay philosophy and how we align executive compensation with CVS Health's performance, refer to the CD&A beginning on page 47.

| Year | Summary Compensation Table Total for PEO 1[1][2] ($) | Summary Compensation Table Total for PEO 2[1][2] ($) | Compensation Actually Paid to PEO 1[1][3] ($) | Compensation Actually Paid to PEO 2[1][3] ($) | Average Summary Compensation Table Total for Non-PEO Named Executive Officers[1][2] ($) | Average Compensation Actually Paid to Non-PEO Named Executive Officers[1][4] ($) | Value of Initial Fixed $100 Investment Based On:[5] | | Net Income ($) | Adjusted Earnings Per Share[6] ($) |
							Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)		
(a)	(b)	(b)	(c)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	21,317,055	—	23,768,152	—	12,155,385	11,816,298	135.85	140.29	4,165,000,000	8.69
2021	20,388,412	3,784,072	66,324,077	52,818,429	11,876,865	38,197,569	147.06	143.09	7,898,000,000	8.40
2020	—	23,043,822	—	8,793,328	10,175,614	9,988,123	94.95	113.45	7,192,000,000	7.50

[1] PEO 1 refers to Karen S. Lynch, our current PEO, who became our PEO on February 1, 2021. PEO 2 refers to Larry J. Merlo who was our PEO during the period from January 1, 2020 to January 31, 2021. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2022	2021	2020
Shawn M. Guertin	Shawn M. Guertin	Karen S. Lynch
Alan M. Lotvin	Troyen A. Brennan	Eva C. Boratto
Tilak Mandadi	Alan M. Lotvin	Alan M. Lotvin
Prem S. Shah	Jonathan C. Roberts	Jonathan C. Roberts
	Eva C. Boratto	

[2] The amounts reported in columns (b) are the amounts of total compensation reported for the PEOs for each corresponding year in the "Total" column of the SCT. The amounts reported in column (d) represent the average of the amounts of total compensation reported for our non-PEO NEOs, as a group, for each corresponding year in the "Total" column of the SCT.

[3] The amounts shown for CAP in column (c) have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized or received by the PEOs. These amounts reflect the "Total" column of the SCT for the applicable year with certain adjustments as required by Item 402(v) of Regulation S-K, which are set forth below. For the tables below, the amounts in the "Exclusion of Stock Awards and Option Awards" columns reflect the totals from the "Stock Awards" and "Option Awards" columns set forth in the SCT for the applicable year and the amounts in the "Exclusion of Change in Pension Value" column reflect the amounts attributable to the change in pension value reported in "Change in Pension Value and Nonqualified Deferred Compensation" column of the SCT for the applicable year.

Pay Versus Performance

PEO 1 SCT Total to CAP Reconciliation

Year	SCT Total for PEO 1 ($)	Exclusion of Stock Awards and Option Awards for PEO 1 ($)	Inclusion of Equity Values for PEO 1 (a) ($)	CAP to PEO 1 ($)
2022	21,317,055	(16,499,930)	18,951,027	23,768,152
2021	20,388,412	(12,999,987)	58,935,652	66,324,077

(a) The amounts for PEO 1 set forth in this column for each applicable year were calculated in accordance with the methodology required by Item 402(v) of Regulation S-K, as follows:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for PEO 1 ($)	Year over Year Change in Fair Value of Unvested Equity Awards for PEO 1 ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for PEO 1 ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for PEO 1 ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for PEO 1 ($)	Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for PEO 1 ($)	Total Inclusion of Equity Values for PEO 1 ($)
2022	15,181,599	4,454,537	—	(685,109)	—	—	18,951,027
2021	22,835,426	34,258,980	—	1,841,246	—	—	58,935,652

PEO 2 SCT Total to CAP Reconciliation

Year	SCT Total for PEO 2 ($)	Exclusion of Change in Pension Value for PEO 2 ($)	Exclusion of Stock Awards and Option Awards for PEO 2 ($)	Inclusion of Pension Service Cost for PEO 2 ($)	Inclusion of Equity Values for PEO 2 (b) ($)	CAP to PEO 2 ($)
2021	3,784,072	—	—	—	49,034,357	52,818,429
2020	23,043,822	(11,875,749)	(4,185,131)	—	1,810,386	8,793,328

(b) The amounts for PEO 2 set forth in this column for each applicable year were calculated in accordance with the methodology required by Item 402(v) of Regulation S-K, as follows:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for PEO 2 ($)	Year over Year Change in Fair Value of Unvested Equity Awards for PEO 2 ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for PEO 2 ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for PEO 2 ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for PEO 2 ($)	Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for PEO 2 ($)	Total Inclusion of Equity Values for PEO 2 ($)
2021	—	60,014,810	—	(8,332,577)	(2,647,876)	—	49,034,357
2020	7,384,669	(8,791,423)	6,749,952	(3,532,812)	—	—	1,810,386

(4) The amounts reported in column (e) represents the average amount of CAP to our non-PEO NEOs (as a group), as computed in accordance with Item 402(v) of Regulation S-K for each applicable year and do not reflect the average amount of compensation actually earned, realized or received by our non-PEO NEOs. These amounts reflect the "Total" column of the SCT for the applicable year with certain adjustments as required by Item 402(v) of Regulation S-K, which are set forth below. For the tables below, the amounts in the "Average Exclusion of Stock Awards and Option Awards" columns reflect the totals from the "Stock Awards" and "Option Awards" columns set forth in the SCT for the applicable year.

Average Non-PEO NEO SCT Total to CAP Reconciliation

Year	Average SCT Total for Non-PEO NEOs ($)	Average Exclusion of Stock Awards and Option Awards for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs (a) ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2022	12,155,385	(8,324,922)	7,985,835	11,816,298
2021	11,876,865	(7,749,983)	34,070,687	38,197,569
2020	10,175,614	(6,724,201)	6,536,710	9,988,123

(a) The amounts for our non-PEO NEOs set forth in this column for each applicable year were calculated in accordance with the methodology required by Item 402(v) of Regulation S-K, as follows:

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Average Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for Non-PEO NEOs ($)	Total Average Inclusion of Equity Values for Non-PEO NEOs ($)
2022	7,746,391	362,988	—	(123,544)	—	—	7,985,835
2021	11,767,667	21,690,176	—	953,763	(340,919)	—	34,070,687
2020	8,685,155	(2,705,755)	1,612,492	(1,055,182)	—	—	6,536,710

(5) The Peer Group TSR set forth in this column utilizes the S&P 500 Healthcare Sector Group Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report on Form 10-K for the year ended December 31, 2022.

(6) We determined Adjusted Earnings Per Share ("Adjusted EPS") to be the most important financial performance measure used to link Company performance to CAP to our PEO and Non-PEO NEOs in 2022. This performance measure may not have been the most important financial performance measure for years 2021 and 2020 and we may determine a different financial performance measure to be the most important financial performance measure in future years. Adjusted EPS is a non-GAAP financial measure. See Annex A to this proxy statement for an explanation and a reconciliation to the most comparable GAAP financial measure.

Pay Versus Performance Relationship Disclosures

1. Company TSR versus Peer Group TSR

The graph below reflects the relationship between Company TSR and Peer Group TSR for the applicable reporting year.



Pay Versus Performance

2. CAP versus TSR

The graph below reflects the relationship between the CAP to the PEOs and Non-PEO NEOs, Company TSR and Peer Group TSR for the applicable reporting year.



3. CAP versus Net Income

The graph below reflects the relationship between the CAP to the PEOs and Non-PEO NEOs and the Company's GAAP Net Income for the applicable reporting year.



4. CAP versus Adjusted EPS*

The graph below reflects the relationship between the CAP to the PEOs and Non-PEO NEOs and Adjusted EPS for the applicable reporting year.



Most Important Measures to Determine FY2022 CAP

The Company's executive compensation program supports our long-term strategy by tying the vast majority of pay for executives to performance-based compensation.

The three items listed below represent an unranked list of the most important performance metrics used by the Company to linking executive compensation actually paid to the NEOs for 2022 and Company performance, as further described in our CD&A within the sections titled "Elements of Our Executive Compensation Program" and "Long-Term Incentive Compensation" and "2022 Business and Performance Results".

1. Adjusted Earnings Per Share*
2. Adjusted Operating Income*
3. TSR

* Adjusted EPS and Adjusted Operating Income are non-GAAP financial measures. See Annex A to this proxy statement for an explanation and a reconciliation to the most comparable GAAP financial measures.

Stockholder Proposals

ITEM 5
Stockholder Proposal Requesting Paid Sick Leave for All Employees

On or about November 18, 2022, the Company received the following proposal from Trillium Asset Management ("Trillium") on behalf of Trillium ESG Global Equity Fund, Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111 (lead filer); and between November 22 and December 2, 2022, the Company received the same proposal from the following proponents: Trillium on behalf of John Hancock ESG Large Cap Core Fund, First Affirmative Financial Network, LLC on behalf of Waterglass, LLC, Schroder Investment Management (Europe) SA on behalf of Schroder International Selection Fund, Benedictine Sisters of Mount St. Scholastica, Benedictine Sisters of Virginia, Bailard, Inc. on behalf of Chris Latimer, and Benedictine Sisters of Boerne, Texas, (each a "co-filer" and collectively with Trillium, the "Proponents"). The Proponents represent that they each have held at least $2,000 worth of the Company's stock for at least the past three years and intend to continue to hold such amount through the date of the Company's next annual meeting. In accordance with SEC rules, we are reprinting the proposal and supporting statement (which we refer to as the "Trillium Proposal") in this proxy statement as they were submitted to us:

Whereas: More than 26 million people working in the private sector have no access to earned sick time, or "paid sick leave" (PSL), for short-term health needs and preventive care.[1] Working people in the United States face an impossible choice when they are sick: stay home and risk their economic stability or go to work and risk their health and the public's health.

The vast majority (77%) of the lowest earning 10% of American employees do not have access to PSL.[2] 48% of Latinx workers and 36% of Black workers report having no paid time away from work of any kind.[3]

As the COVID-19 pandemic has shown, PSL is a crucial contributor to public health, allowing workers who have been exposed to any illness to quarantine. One study found a 56% reduction in COVID-19 cases per state as a result of temporary federally mandated PSL,[4] and others an 11-30% reduction in influenza-like illnesses from state and local mandates.[5] State and local PSL mandates have also been shown to reduce the rate at which employees report to work ill in low-wage industries where employers don't tend to provide PSL, lowering disease and overall absence rates.[6]

A lack of PSL could pose reputational risk, especially for a healthcare company like CVS Health (CVS), which describes its mission as "take on many of the country's most prevalent and pressing health care needs."[7] Although CVS provides PSL for full-time employees, almost one third of employees are part-time and therefore ineligible.[8]

CVS could benefit from all of its employees having permanent access to PSL. Research finds PSL both increases productivity[9] and reduces turnover, which in turn reduces costs associated with hiring.[10] This is particularly important for lower-wage industries like retail where turnover is highest. Additionally, a significant portion of CVS's part-time workers are likely covered by state or local mandates or collective bargaining agreements. Proactively establishing PSL for all employees would help prepare CVS for potential regulation. Thirty-eight jurisdictions, including fourteen states, have adopted PSL laws since 2006.[11]

We believe adopting a comprehensive, permanent, and public PSL policy would help make the future operating environment more equitable and mitigate reputational, financial, and regulatory risk to CVS.

Resolved: shareholders of CVS ask the company to adopt and publicly disclose a policy that all employees, part and full-time, accrue some amount of PSL that can be used after working at CVS for a reasonable probationary period. This policy should not expire after a set time or depend upon the existence of a global pandemic.

---

1 https://www.bls.gov/ncs/ebs/benefits/2021/employee-benefits-in-the-united-states-march-2021.pdf
2 https://www.wsj.com/articles/companies-expand-paid-sick-time-leave-11632413861
3 https://www.bls.gov/news.release/leave.t01.htm
4 https://www.healthaffairs.org/doi/10.1377/hlthaff.2020.00863
5 https://www.nber.org/system/files/working_papers/w26832/w26832.pdf
6 https://voxeu.org/article/pros-and-cons-sick-pay
7 https://cvshealth.com/about-cvs-health/our-purpose
8 CVS 2021 1OK, p 15 https://s2.q4cdn.com/447711729/files/doc_financials/2021/ar/CVS2021_Annual-Report.pdf
9 https://voxeu.org/article/pros-and-cons-sick-pay
10 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5649342/
11 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/current-paid-sick-days-laws.pdf

Statement of the Board of Directors Recommending a Vote AGAINST the Trillium Proposal

The Board considered the Trillium Proposal and, for the reasons described below, believes that the proposal is not in the best interests of the Company and its stockholders.

- Our commitment to our colleagues includes a competitive rewards package, an inclusive workplace and programs that support development and advancement opportunities.
- Our focus and progress in this area are done in collaboration with our colleagues and through feedback received through employee engagement.
- The Trillium proposal is narrowly focused on paid sick leave. We consider the wellness, benefits and development opportunities for our colleagues more holistically.
- We continue to make significant investments in our colleagues informed directly by their input – including a minimum hourly wage of $15.00 an hour, comprehensive and competitive benefits and flexible scheduling.

Our Commitment to Our Colleagues

At CVS Health, we devote significant time and attention to the attraction, development and retention of knowledgeable, helpful colleagues to deliver the highest levels of service to our customers, members, patients and clients. Our commitment to our colleagues includes a competitive rewards package, an inclusive workplace and programs that support our diverse range of colleagues in rewarding and fulfilling careers. Our Board and our CEO play a leading role in overseeing our human capital strategy, which consists of the following categories: total rewards; diversity, equity and inclusion; colleague development; and health and safety.

We recognize that our colleagues are vital to our success and we strive to offer comprehensive and competitive wages and benefits to meet the varying needs of all of our colleagues and their families. In 2022 we made several significant investments in our colleagues that were directly informed by their feedback, including:

- Enhanced wage structures, holistic benefits, and best-in-class safety, training and development programs. Our benefit programs also comply with state and local requirements, including those requiring employers to provide paid sick time to their part-time employees, and approximately half of our part-time colleagues have access to paid sick leave as a result of these requirements or through our agreements with unions.
- In July 2022, we set our minimum hourly wage to $15.00 an hour and increased our established starting rates for roles such as pharmacy technicians and call center representatives.
- We paid $100 million in appreciation bonuses to nearly 250,000 full- and part-time colleagues, including our front-line retail store, pharmacy and MinuteClinic® colleagues.

Our Holistic Approach to Part-time Compensation and Benefits is Informed by Feedback from Our Colleagues

Full-time CVS Health colleagues, those working 30 or more hours per week, have always had access to paid sick leave. Approximately 73% of our more than 300,000 colleagues fall into this category. For our part-time colleagues working less than 30 hours per week, we provide a range of attractive benefits, competitive compensation and flexible working hours that many part-time colleagues seek. Our focus and progress in this area are done in collaboration with our colleagues and through feedback received through colleague engagement. While the Trillium Proposal is narrowly focused on paid sick leave for our part-time colleagues, we consider the wellness, benefits, and development opportunities for these colleagues more holistically and with their input. Feedback from our part-time colleagues has consistently focused on wages and hours, not paid sick leave. The benefits generally available to part-time colleagues (in some cases based on length of service and hours worked) include:

- Financial resources (e.g., colleague discount cards, free financial coaching, 401(k) plan with Company match, employee stock purchase plan participation, an OnDemand pay program for early access to earned wages, certain insurance benefits, back-up emergency child and elder care with low copays, and more).
- Well-being resources to support their total health (e.g., the opportunity to enroll in dental, vision and supplemental health plans, prescription discount plans, gym discounts, and various mental well-being programs).

- Career resources (e.g., college course reimbursement, student loan refinancing, tutoring and test prep support, and colleague resource groups).
- Career opportunities and training (e.g., online learning and access to business, leadership and development courses), and an opportunity to move into available full-time roles if desired.

Colleague Health and Safety are Our Top Priority

We know that in order to keep customers, members, patients and clients safe, our colleagues must also feel safe and protected. In 2022, we worked to build a proactive safety culture that puts people first, improves colleague engagement and reduces turnover. We have a strong commitment to providing a safe working environment. We have implemented an environmental health and safety management system to support adherence and monitoring of programs designed to make our various business operations compliant with applicable occupational safety and health regulations and requirements. From the outset of the COVID-19 pandemic, we took a comprehensive approach to managing occupational health and safety challenges presented by the pandemic, including implementing facial covering requirements for our workplaces and providing face masks to colleagues, providing sick leave, implementing symptom screening measures and implementing additional protocols in accordance with applicable U.S. Occupational Safety and Health Administration requirements and guidance and U.S. Centers for Disease Control and Prevention guidelines for workplaces. We have emphasized the importance of taking prompt steps toward full vaccination. Colleague safety has been a focus for CVS Health from the start, and remains our top priority.

CVS Health continues to support holistic health for colleagues by making enhancements to our benefit offerings for all colleagues through the implementation of the following: holding employee medical plan contributions flat for all colleagues for 2022-2023 plan year despite the volatile environment for costs; covering 86% of medical benefit costs on average, exceeding benchmarks for peers and national business surveys; offering new plans with lower deductibles based on pay ranges; reducing the new hire waiting period for benefits coverage from 90 days to the first of the month following hire to provide earlier access to coverage; and launching several new programs in support of women's health, given that over 70% of our colleagues are women.

Conclusion

We believe mandated paid sick leave requirements for all of our colleagues will limit our flexibility in how we structure and provide: (1) competitive benefit packages to attract and retain employees; (2) high quality, dependable services to our consumers and members; and (3) attractive returns to our stockholders.

The Board believes that CVS Health's commitment to its purpose of bringing our heart to every moment of your health begins with our colleagues. Our commitment to our colleagues includes a competitive and balanced total rewards package, an inclusive workplace and programs that support development and advancement opportunities. We support all of our colleagues in a variety of ways, and believe that the well-being initiatives we have in place are appropriate and suitable for our business and for helping to foster an engaged workforce.

For these reasons, the Board believes that the paid sick leave policy for all employees requested by the Proponents is not necessary and not in the best interests of CVS Health and its stockholders.

> The Board unanimously recommends a vote **AGAINST** the Trillium Proposal.

ITEM 6

Stockholder Proposal for Reducing our Ownership Threshold to Request a Special Stockholder Meeting

On or about November 22, 2022 (and later revised on December 2, 2022), the Company received the following proposal from John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278. Mr. Chevedden represents that he has held at least 50 shares of the Company's stock for at least the past three years and intends to continue to hold such amount through the date of the Company's next annual meeting. In accordance with SEC rules, we are reprinting the proposal and supporting statement (which we refer to as the "John Chevedden Proposal") in this proxy statement as they were submitted to us:

Proposal 6 – Special Shareholder Meeting Improvement



Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting.

It is an important part of this proposal for 10% of shares, regardless of whether the shares are held in street name or not, to have the right to call for a special shareholder meeting to the fullest extent possible. The ambiguous CVS bylaws seem to restrict the right to call a special meeting to non-street name shareholders of CVS. If 50% of CVS shares are non street name shares then 30% of this particular class of shares would be needed to call for a special shareholder meeting

It is also important for 10% of shares to have the right to call for a special shareholder meeting to help make up for our totally useless right to act by written consent. It is worse to have no right at all than to find that a right that is technically on the books is totally useless.

Why would any group of shareholders, who own 25% of CVS, find it attractive to do so little as to ask management to look a calendar [sic] and come up with a record date for written consent when a fraction of their members (with 15% stock ownership) can compel management to hold a special shareholder meeting?

What group of shareholders who own 15% of CVS and can already compel management to hold a special shareholder meeting, would then prefer to take their chances to seek out the support of shareholders who own another 10% of our company – to simply get a record date from management?

To initiate written consent at CVS, 25% of shares now must petition management for the baby step of obtaining a record date.

Once a record date is obtained then shareholders are on a tight schedule to obtain the consent of 51% of shares outstanding which is equal to 70% of the shares that vote at the annual meeting. It would be hopeless to think that shares that do not have the time to vote would have the time to go through the special procedural steps to act by written consent.

This turns into a classic Catch-22 dilemma. In order to get a record date, 25% of shares must give their contact information to management. Thus it is easier than shooting fish in a barrel for management, with free access to the corporate war chest and professional proxy solicitors, to pester the 25% of shares to change their mind and revoke their support for acting by written consent.

We need a right for 10% of shares to call for a special shareholder meeting to help make up for our useless right to act by written consent.

Please vote yes:

Proposal 6 – Special Shareholder Meeting Improvement

Statement of the Board of Directors Recommending a Vote AGAINST the John Chevedden Proposal

The Board considered the John Chevedden Proposal and, for the reasons described below, believes that the proposal is not in the best interests of the Company and its stockholders.

- We have long-supported our stockholders' right to call a special stockholder meeting and were responsive to stockholder interest in lowering the threshold from 25% to 15% five years ago.
- The Board believes that a special meeting of stockholders should only be held to cover special or extraordinary events, so as not to imposes substantial legal, administrative and distribution costs to the Company.
- Stockholders continue to show strong support for our current threshold of 15% ownership to call a special meeting.

Good Corporate Governance Practices, Including the Right to Call Special Meetings

CVS Health is strongly committed to good governance practices and is keenly interested in the views and concerns of our stockholders. The Company has adopted many leading corporate governance practices, including:

- the annual election of all directors,
- majority voting in director elections,
- separation of the roles of CEO and Chair of the Board, who is also an Independent Chair,
- all but one of our director nominees are independent, with only our CEO being non-independent,
- the right of stockholders to act by written consent;
- proxy access, and
- most importantly for purposes of this proposal, the right of stockholders to call special meetings at a 15% threshold.

Stockholder Feedback on Our Right to Call Special Meetings

Our stockholders have had the right to call a special meeting of stockholders since 2010. We value an open dialogue with our stockholders and regularly solicit feedback regarding the governance provisions we have in place, which we believe is significantly more cost-effective than engaging stockholders through a special meeting. Our stockholders have expressed their satisfaction with our current special meeting threshold. In 2018, over 98% of stockholders who voted (76% of shares outstanding) approved an amendment to our Amended and Restated Certificate of Incorporation that lowered the threshold required for stockholders to call a special meeting of stockholders from 25% of the voting power of our outstanding capital stock to 15% of the voting power. The direct feedback from stockholders and through the votes on the stockholder proposals reflects our stockholders' agreement that our current corporate governance practices, including our current threshold of 15%, meet their expectations. The Board believes that the stockholder-approved 15% threshold continues to be the appropriate threshold for the right of our stockholders to call a special meeting. This same proposal has been reviewed by our stockholders and rejected by a majority of the votes at our 2022 Annual Meeting of Stockholders. During our off-season outreach in the fall of 2022, the majority of our stockholders did not raise for discussion the existing 15% threshold. The Board notes that our threshold to call a special meeting is also more stockholder-friendly than the average for S&P 500 companies, where less than half of the companies that have a special meeting right have a threshold of 15% or lower.[1]

Our Stockholder Right to Act by Written Consent

In addition, in 2012, the Board presented for stockholder approval an amendment to the Company's governing documents that strengthened the ability of stockholders to act by written consent. Through this amendment, which was approved by 95% of stockholders who voted (76% of shares outstanding), CVS Health stockholders with 25% of the voting power of our outstanding capital stock can take any action permitted to be taken at an annual or special meeting through a written consent of the stockholders, which means our stockholders are able to act by written consent with less than unanimous approval. The Board considers the higher threshold for action by written consent to be appropriate, given the preference on the part of both stockholders and management for the dialogue that would occur in connection with a special meeting of stockholders as opposed to an action by written consent that would occur only on paper.

[1] Fact Set as of December 2022.

Conclusion

The Board believes that a special meeting of stockholders should only be held to cover special or extraordinary events when fiduciary, strategic, significant transactional or similar considerations dictate that the matter be addressed on an expeditious basis, rather than waiting until our next annual meeting of stockholders. Organizing and preparing for a special meeting of stockholders involves significant management commitment of time and focus, and imposes substantial legal, administrative and distribution costs. The Board believes that a 10% threshold is too low and would carry a real risk of a relatively small minority of stockholders using the procedure for frequent meeting requests, covering agenda items relevant to their own special interests, which may be of little or no consequence to, and which may not be in the best interests of, 90% of the Company's stockholders, while incurring significant costs and causing management distraction.

For these reasons we believe that the threshold for our stockholders' right to call special meetings should remain at 15%.

The Board unanimously recommends a vote **AGAINST** the John Chevedden Proposal.

ITEM 7

Stockholder Proposal Regarding "Fair Elections" and Requiring Stockholder Approval of Certain Types of By-law Amendments

On or about November 26, 2022, the Company received the following proposal from Myra K. Young, 9295 Yorkship Court, Elk Grove, CA 95758. Ms. Young represents that she has held at least 50 shares of the Company's stock for at least the past three years and intends to continue to hold such amount through the date of the Company's next annual meeting. In accordance with SEC rules, we are reprinting the proposal and supporting statement (which we refer to as the "Myra Young Proposal") in this proxy statement as they were submitted to us:


Proposal 7 – Fair Elections




Resolved

Myra K. Young and other shareholders request that directors of CVS Health Corp ("Company") amend its bylaws to include the following language:

Shareholder approval is required for any advance notice bylaw amendments that:

1. require nomination of candidates more than 90 days before the annual meeting,
2. impose new disclosure requirements for director nominees, including disclosures related to past and future plans, or
3. require nominating shareholders to disclose limited partners or business associates, except to the extent such investors own more than 5% of Company's shares.

Supporting Statement

Under SEC Rule 14a-19, the universal proxy card must include all director nominees presented by management and shareholders for election.[1] Although the Rule implies each side's nominees must be grouped together and clearly identified as such, in a fair and impartial manner, most rules for director elections are set in company bylaws.

For Rule 14a-19 to be implemented equitably, boards must not undertake bylaw amendments that deter legitimate efforts by shareholders to submit nominees. The bylaw amendments set forth in the proposed resolution would presumptively deter legitimate use of Rule 14a-19 by deterring legitimate efforts by shareholders to seek board representation through a proxy contest.

The power to amend bylaws is shared by directors and shareholders. Although directors have the power to adopt bylaw amendments, shareholders have the power to check that authority by repealing board-adopted bylaws. Directors should not amend the bylaws in ways that inequitably restrict shareholders' right to nominate directors. This resolution simply asks the board to commit not to amend the bylaws to deter legitimate efforts to seek board representation, without submitting such amendments to shareholders. We urge the Board not to further amend its advance notice bylaws until shareholders have at least voted on this proposal.

Bloomberg's Matt Levine speculates bylaws might require disclosure submissions "on paper woven from unicorns' manes,"[2] with requirements waived for the board's nominees. While Mr. Levine depicts humorous and exaggerated possibilities, some companies are adopting amendments clearly designed to discourage fair elections.

Directors of at least one company (Masimo Corp.) recently adopted bylaw amendments that could deter legitimate efforts by shareholders to seek board representation through a proxy contest. Masimo's advance notice bylaws "resemble the 'nuclear option' and offers a case study in how rational governance devices can become unduly weaponized, writes Lawrence Cunningham.[3] Directors of other companies are considering similar proposals.

To ensure shareholders can vote on any proposal that would impose inequitable restrictions, we urge a vote FOR Fair Elections.


To Enhance Shareholder Value, Vote For

Fair Elections – Proposal 7


1 https://www.ecfr.gov/current/title-17/chapter-11/part-240/section-240.14a-19
2 https://www.bloomberg.com/opinion/articles/2022-10-27/credit-suisse-gives-first-boston-gets-a-second-chance?sref=a7KhiWzs
3 https://corpgov.law.harvard.edu/2022/10/23/the-hottest-front-in-the-takeover-battles-advance-notice-bylaws/

Statement of the Board of Directors Recommending a Vote AGAINST the Myra Young Proposal

The Board considered the Myra Young Proposal and, for the reasons described below, believes that the proposal is not in the best interests of the Company and its stockholders.

- The Company's By-laws provide for advance notice of stockholder nominations that is necessary and appropriate, and all informational requirements are the same as they are for nominees by the Board.
- CVS Health's Board has a long history of making carefully considered, conservative changes to its By-laws, mainly in response to changes in laws or regulations or stockholder proposals that have received majority support.
- Requiring stockholder approval of certain by-law amendments would add unnecessary burden and expense, particularly given our broad stockholder rights and active engagement program.

The Company's Advance Notice By-Law Provisions, Which are Consistent with Those at a Majority of Large Companies, Allow for the Uniform Evaluation of All Director Nominees

Public companies rely on advance notice bylaws to protect the interests of all stockholders by ensuring a fair process regarding the nomination of director candidates and for presentation of other matters for consideration by stockholders. Advance notice bylaws typically require a nominating stockholder to provide certain information about itself, certain associated parties and its director nominees or the matter to be considered by stockholders within a reasonable period of time prior to a stockholder meeting. Section 1.10 of CVS Health's By-laws sets forth the informational requirements for the nomination of director candidates, including the completion of our standard Directors and Officers Questionnaire, disclosures required under the federal securities laws and statements certifying the director nominee's intention to comply with CVS Health's policies and guidelines for directors, if elected. These informational requirements were designed to ensure that the process CVS Health undertakes to review the background, experience and skills of director nominees apply to all director nominees, whether proposed by the Board or recommended by stockholders. Section 1.10 also provides that to be timely, a stockholder's notice including all information required by the By-laws must be delivered no later than the 90th day, and no earlier than the 120th day prior to the anniversary of the preceding year's annual meeting of stockholders. These timing requirements are consistent with those set forth by a majority of S&P 500 companies.[1] This proxy statement also references the date by which a stockholder would need to provide notice for our next Annual Meeting under "Stockholder Proposals and Other Business for Our Annual Meeting in 2024."

---

[1]   DealPointData as of December 2022.

In response to the newly adopted Exchange Act Rule 14a-19 related to universal proxy procedures in contested director elections, in November 2022, the Board amended the Company's By-laws to align the existing notification and other requirements related to nominations of directors and solicitations of proxies forming part of the advance notice provisions with the notice and other requirements in the new Rule 14a-19. The Board believes that the informational and timing requirements for director nominations as set forth under our current By-laws, including the additional amendments adopted to implement universal proxy processes, are reasonable and aligned with stockholders' best interests.

The Board Carefully Considers By-law Amendments and Engages Stockholders Before Making Material Changes

The Board has a long history of making carefully considered, conservative changes to its By-laws, mainly in response to changes in laws, regulations or best corporate governance practices or as a result of stockholder proposals that have received majority support, and has not materially modified stockholder rights without prior robust consultation and engagement with a wide range of stockholders and stakeholders or approval of stockholders. In considering and implementing any amendments to the By-laws, the Board must also act in a manner consistent with its fiduciary duties of care and loyalty owed to the Company and its stockholders under Delaware law.

In addition, our stockholders already possess meaningful rights related to the Company's By-laws, specifically:

- Stockholders can repeal or amend any of the Company's By-laws by a simple majority vote; and
- Stockholders can propose amendments to the Company's By-laws to be approved by fellow stockholders at annual or special stockholder meetings.

Our stockholders also have multiple meaningful channels to provide feedback and counsel on the Company's governance practices through the Company's robust and ongoing stockholder engagement program.

The Proposal is Essentially Moot, Overly Restrictive and Potentially Harmful

The Myra Young Proposal seeks to add specific limitations to amending the advance notice provisions in the Company's By-laws in light of the new procedures imposed by Rule 14a-19. The Board has already implemented amendments to the By-laws to reflect these new procedures and it is notable that the Board did not make any changes to the By-laws that are of the nature suggested by the Myra Young Proposal. The Board, at this time, is not considering additional amendments, including those outlined in the Myra Young Proposal, to the By-laws, which makes the Myra Young Proposal essentially moot. Arbitrarily adopting the limitations set out in the Myra Young Proposal would not be in the best interest of CVS Health stockholders. For example, the Myra Young Proposal could be interpreted to require a stockholder vote for the Board to add even the most basic director nominee information requirement to the Company's advance notice provisions in the By-laws, even if the information requirement is part of the customary process for consideration of Company director nominees.

We believe adopting the Myra Young Proposal could also unduly limit the Board's flexibility to adopt amendments to the By-laws to comply with regulatory changes or promote stockholder interests in the future. As a widely-held public company, preparing for and conducting a special stockholders' meeting for a By-law amendment would entail considerable expense, time and administrative burden, with no commensurate benefit to our stockholders.

Finally, the Company has implemented a number of stockholder rights and corporate governance measures, which further support the accountability of the Board to our stockholders. These include:

- proxy access;
- right to call a special meeting;
- right to act by written consent;
- annual election of directors by majority vote; and
- no supermajority stockholder approval requirements.

For these reasons, the Board believes that the Myra Young Proposal is not in the best interests of CVS Health and its stockholders.

> The Board unanimously recommends a vote **AGAINST** the Myra Young Proposal.

ITEM 8
Stockholder Proposal Requesting a Report on a Worker Rights Assessment

On or about November 29, 2022, the Company received the following proposal from New York State Comptroller, as trustee of the New York State Common Retirement Fund, 110 State Street, Albany, NY 12235 (lead filer); and on November 30, 2022, from the Comptroller of the City of New York, as the custodian and trustee of various New York City Retirement Systems, One Centre Street, 8th Floor North, New York, NY 10007-2341 (co-filers). Together the New York State Comptroller and the City of New York Comptroller are referred to herein as the "Proponents". The Proponents each represent that they have held at least $25,000 worth of shares of the Company's stock for the past year and intend to continue to hold such amount through the date of the Company's next annual meeting. In accordance with SEC rules, we are reprinting the proposal and supporting statement (which we refer to as the "New York Comptroller Proposal") in this proxy statement as they were submitted to us:

Worker Rights Assessment

Resolved: Shareholders urge the Board of Directors to commission and oversee an independent, third-party assessment of CVS's adherence, above and beyond legal compliance, to its stated commitment to workers' freedom of association and collective bargaining rights as contained in the International Labour Organization's (ILO) Core Labor Standards and as explicitly referenced in the company's Human Rights Policy. The assessment should address management non-interference when employees exercise their right to form or join a trade union, as well as any steps to remedy any other practices inconsistent with CVS's stated commitments. The assessment, prepared at reasonable cost and omitting legally privileged, confidential, or proprietary information, should be publicly disclosed on its website.

Supporting Statement: CVS made a commitment to freedom of association and the right to collective bargaining in its Human Rights Policy. However, CVS's current Human Rights Policy fails to address the issue of non-interference practices and a [sic] does not prohibit CVS management or agents from undermining the right to form or join trade unions.

According to the ILO, "Freedom of association refers to the right of workers ... to create and join organizations of their choice freely and without fear of reprisal or interference" and collective bargaining "allows workers to negotiate their working conditions freely with their employers."

CVS has faced numerous labor and worker rights controversies:

- In 2018, CVS was accused of attempting to undermine the validity of the election results at a Brooklyn store with the National Labor Relations Board delaying negotiations of a collective bargaining agreement.
- In September 2021, approximately 6,700 unionized CVS workers signed a petition to support a new union contract citing demands of employees for better pay, healthcare improvements, increased safety standards, and more security for workers.
- In 2022, CVS was accused of interfering in union elections in California, leading to an administrative law judge ruling for a new election.

We believe the potential misalignment between CVS's public commitments and its reported conduct and policies represents meaningful reputational, legal, and operational risks, and may negatively impact its long-term value. Failing to respect workers' rights could harm CVS's reputation with consumers and hurt its ability to attract and retain a high-performing workforce, a crucial element of its ability to provide quality products and services. Research shows that union membership may have a positive effect on retention, in some cases, reducing quits by as much as 65%. Studies show companies spend approximately 20% of an employee's salary to replace them.

CVS has stated that it regularly conducts human rights impact assessments, however, CVS has not publicly disclosed the results of such assessments or changes made to its policy or practices because of the assessments. Greater transparency on these issues resulting from disclosure of an independent-third party assessment could help address concerns about CVS's reputation and enable investors to assess its adherence to its human rights commitments.

Statement of the Board of Directors Recommending a Vote AGAINST the New York Comptroller Proposal

The Board considered the New York Comptroller Proposal and, for the reasons described below, believes that the proposal is not in the best interests of the Company and its stockholders.

- We are committed to workers' freedom and collective bargaining rights worldwide and our policies reflect that commitment.
- CVS Health's Code of Conduct, policies and procedures, extensive U.S. laws and regulations and our strong Board oversight further protect our U.S. employees.
- CVS Health publicly discloses compliance with its Human Rights Policy and our approach to protecting workers in our supply chain.

Our Strong Human Rights Policy Reflects a Commitment to Workers Around the World

At CVS Health we are fundamentally committed to respecting and supporting internationally recognized human rights. CVS Health's Human Rights Policy includes standards regarding CVS Health's commitment to workers' freedom of association and collective bargaining rights. Our policy is available on our website at www.cvshealth. com/impact/esg-reports/resource-library/human-rights.html#:~:text=We%20commit%20to%20going%20 beyond,and%20Human%20Rights%20(UNGP). As stated in the policy:

> "These fundamental labor principles include the prohibition of child labor, the prohibition of forced labor in all forms, freedom of association and the right to collective bargaining, and protection from discrimination. Discrimination includes employment decisions based on personal characteristics that are unrelated to the ability to do one's job, including race, color, gender, gender identity, national origin/ancestry, citizenship, religion, age, maternity, marital status, indigenous status, social origin, disability, sexual orientation, membership in workers' organizations (including unions), and political affiliation."

Our Human Rights Policy applies to CVS Health and its subsidiaries, and to everyone in the enterprise, including the Board and all colleagues when doing work for CVS Health. Our Human Rights Policy also applies to our business partners, vendors and partners across our supply chain. Given our commitment to upholding and protecting human rights we will continue to look for ways to support the promotion of human rights within our sphere of influence.

Our Code of Conduct, Company Policies and Extensive U.S. Laws and Regulations Further Protect Our U.S. Employees

CVS Health's Code of Conduct addresses labor practices. CVS Health is committed to compliance with all applicable laws and regulations, including those concerning payment for all hours worked, human rights and working conditions. CVS Health complies with all such federal, state and local laws and regulations, including not doing business with a vendor or business partner that illegally or improperly employs underage workers. All colleagues, including the Board, as well as business partners, vendors and partners across our supply chain are responsible for complying with our Code of Conduct and upholding CVS Health's commitment to human rights across our business operations.

CVS Health's subsidiaries currently employ over 300,000 colleagues, almost all of whom are based in the U.S., and just under 17,000, or around five percent, belong to a union. The Board believes that the three examples cited in the New York Comptroller Proposal are neither an accurate portrayal of our labor relations efforts, nor do they amount to any kind of pattern or evidence of anti-union activity on the part of the Company. CVS Health has a long history of resolving matters with unions, including the California matter in September 2021 that was approved by union members in the same month the petition was submitted, as well as approximately ten additional collective bargaining agreements covering hundreds of union employees since that time.

Public Reporting of Our Compliance with Our Human Rights Policy

Since 2008, CVS Health has publicly released reports that contain extensive information and disclosures about the extent to which our policies and procedures effectively protect workers in our supply chain, including workers' freedom of association and collective bargaining rights, and compliance with our Human Rights Policy. We report on our progress in our annual 2022 Environmental, Social and Governance ("ESG") Report and associated appendix, and address our response to how businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining. We have continually improved and expanded these reports over time, and they currently include the following series of reports that provide detailed, relevant, and comprehensive information for stakeholders, all available publicly:

- Human Rights Policy: https://www.cvshealth.com/impact/esg-reports/resource-library/human-rights.html
- Code of Conduct: https://www.cvshealth.com/content/dam/enterprise/cvs-enterprise/pdfs/cvs-health-code-of-conduct.pdf
- Supplier Ethical Standards: https://cvssuppliers.com/sites/launch/files/2022-10/CVS%20Health%20Supplier%20Ethical%20Standards%202022%20Final.pdf
- 2022 ESG Report and Appendix: https://www.cvshealth.com/impact/esg-reports/annual-report.html

In 2016, we began collaborating with experts at Business for Social Responsibility ("BSR") to conduct regular human rights impact assessments and gap analyses informed by the UN Guiding Principles on Business and Human Rights. Following our assessment in 2016, we engaged with BSR to do a refresher assessment to identify and prioritize human rights risks through our operations, value chain, and business relationships and for the purpose of taking appropriate actions to manage human rights risks. The most recent BSR assessment, concluded in the fall of 2021, accounted for evolving stakeholder expectations, emerging human rights issues and the growth of our enterprise. The assessment covered many issue areas including forced and child labor, human trafficking, freedom of association, right to collective bargaining, equal remunerations, discrimination, COVID-19, and product and patient safety. Our plan is to conduct assessments with BSR yearly, which will allow us to focus on different groups within the enterprise each year and regularly monitor the entire business.

Conclusion

As described above, CVS Health has already publicly disclosed (and expects to continue to disclose) through a number of reports the extent to which our policies and procedures effectively protect workers in our supply chain, including, specifically, workers' freedom of association and collective bargaining rights. Based on our existing policies, auditing and oversight of suppliers, our constructive negotiations with unions, and the comprehensive information that is already publicly provided to our stockholders and other stakeholders, CVS Health believes that the additional report requested by the proponent would be duplicative and unnecessary.

> The Board unanimously recommends a vote **AGAINST** the New York Comptroller Proposal.

ITEM 9

Stockholder Proposal to Prevent Company Directors from Simultaneously Sitting on the Board of Directors of Any Other Company

On or about December 1, 2022, the Company received the following proposal from the National Center for Public Policy Research ("NCPPR"), 2005 Massachusetts Ave. NW, Washington, DC 20036. NCPPR represents that it has held at least $2,000 worth of the Company's stock for at least the past three years and intends to continue to hold such amount through the date of the Company's next annual meeting. In accordance with SEC rules, we are reprinting the proposal and supporting statement (which we refer to as the "NCPPR Proposal") in this proxy statement as they were submitted to us:

CVS-Exclusive Board of Directors

Resolved:

Shareholders of CVS Health Corporation (the "Company") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, forbidding Company directors from simultaneously sitting on the boards of directors of other companies.

This policy would be phased in for the next election of directors in 2024. All Company directors who are currently directors at other companies would have to resign from those positions in order to meet the requirements for being nominated to the Board.

Supporting Statement:

The majority of CVS directors currently sit on the boards of other companies and organizations.[1]

- "Independent Chair" of the CVS Board Roger Farah is also a board member at Progressive (how very "independent" of him!)
- Edward Ludwig is also the lead independent director of Boston Scientific (very "independent" of him as well!)
- Mary Schapiro is also a board member at Morgan Stanley and is a special advisor to the founder and chairman of Bloomberg
- Anne Finucane is also Chair of the Board of Bank of America Europe DAC
- Nancy-Ann DeParle is the Managing Partner of Consonance Capital Partners and is also on the board of HCA Holdings (which is also a healthcare company – what a weird coincidence!)
- Jeffrey Balser is also the President and CEO of Vanderbilt University Medical Center and on the boards of Tulane University and the Nashville Health Care Council
- Alecia DeCoudreaux is also the President Emerita of Mills College and Chair of the boards of Parnassus Funds Trust and the Parnassus Income Funds Trust
- William Weldon is also a board member at Fairfax Financial Holdings
- Fernando Aguirre is also a board member at Barry Callebaut AG and Synchrony Financial
- CVS CEO Karen Lynch is also a member of the Business Roundtable (an organization who's [sic] very purpose is to bring together CEOs of various companies under a united agenda)

CVS isn't alone in this regard – nearly all large corporations are guilty of contributing to the corporate incest problem that's plaguing the management of American business.

While this corporate practice may seem innocently cooperative to some, it creates a situation in which board members across corporations are interchangeable and thus have more allegiance to each other than they do to the companies they are supposed to serve. In other words, the sharing and swapping of board members between corporations has given rise to a managerial class that has sway over most large companies at the same time.

We believe that the role of directors is to provide oversight of management independent of the interests of other companies. There is a potential conflict of interest for directors to oversee management of more than one business or organization at the same time.

Currently, CVS is a contributor to this problem. By adopting this proposal, the Company can become a leader amongst other large corporations for prioritizing the interests of shareholders over the interests of the managerial class.

———————————

1 https://investors.cvshealth.com/investors/corporate-govemance/board-of-directors/default.aspx

Statement of the Board of Directors Recommending a Vote AGAINST the NCPPR Proposal

CVS Health is strongly committed to good governance practices and is keenly interested in the views and concerns of our stockholders. The Board considered the NCPPR Proposal and, for the reasons described below, strongly believes that the proposal is not in the best interests of the Company and its stockholders.

- The Company and its stockholders benefit from the experience and perspective of our Directors who serve on other boards.
- Our Corporate Governance Guidelines provide parameters for service on other boards by our Directors that are appropriate and in line with stockholder expectations.
- Our stockholders have shown strong support for our slate of Director nominees, all of whom are independent except for our CEO, and the NCPPR Proposal would have a detrimental impact on our Board and its recruitment efforts.

Stockholders Benefit from Our Experienced Board of Directors and Their Service on Other Boards

The Board believes that CVS Health and its stockholders have benefitted, and will continue to benefit, from the diversity of experience, knowledge and perspectives offered by directors who serve on the boards of other companies. Service on other boards provides our directors with meaningful experience and insights that they draw upon when serving on our Board and for which our management team relies upon to provide important industry and market knowledge. Each of CVS Health's directors has consistently devoted significant time and energy and provided valuable guidance to CVS Health. The attendance of our nominees for director at Board and Committee meetings exceeded 98% in 2022. The Board believes that evaluation of multiple board commitments on an individual basis, with flexible guidelines that are thoughtfully applied with attention to specific situations, has helped us to produce a balance of directors who have the time and commitment, as well as the necessary experience and capabilities, to serve the interests of our stockholders. The NCPPR Proposal would impose an arbitrary and inflexible requirement, rather than allowing our Board and the Nominating and Corporate Governance ("N&CG") Committee to consider each director or director nominee on an individual basis.

Our Corporate Governance Guidelines Provide Appropriate Parameters For Service on Other Boards

Our Board has approved and implemented Corporate Governance Guidelines, available on our website at https://investors.cvshealth.com/investors/corporate-governance/guidelines/default.aspx, which contain measures designed to ensure that directors will devote the necessary time, energy and skills to carry out their duties and responsibilities effectively. Specifically, the Corporate Governance Guidelines provide the following detailed requirements relating to simultaneous service by directors on other public or private company boards or public company audit committees:

- Every director must notify the Independent Chair of the Board and the Chair of the N&CG Committee before accepting any invitation to serve on another public or private company board and/or another public company's audit committee.

- The N&CG Committee's approval is required for public company board or audit committee memberships, as well as for directorships for private companies that may compete with CVS Health or may generate revenue from operations in the same or similar business lines as CVS Health.
- The N&CG Committee is responsible for evaluating the appropriateness of the new directorship or audit committee membership, the continued appropriateness of the CVS Health Board and/or committee membership taking into account the new role and for making a recommendation to the Board as to any action to be taken with respect to continued Board and/or committee membership.
- The Board generally considers service on the board of directors of a total of four public companies, including the Company's Board, as the maximum number of public company directorships for directors. The Board does not have a limit on private company boards and will consider service on such boards on a case-by-case basis, since the workload and responsibilities of such boards varies widely.

The requirements outlined in our Corporate Governance Guidelines are designed to strike the balance of providing us with a board composed of individuals who have the important skills and experience to oversee CVS Health and are able to dedicate the necessary time and energy to fulfilling this critical role.

Our Conflict of Interest Policy, Code of Conduct and Board Evaluation Procedures

Directors are required under the Corporate Governance Guidelines to report any actual or potential conflicts of interests, including as a result of serving on the board of another public or private company, to the General Counsel, the Chief Compliance Officer, the Board or the N&CG Committee for evaluation and resolution, as appropriate. Directors are required to disclose any personal interest in a matter to the full Board and recuse himself or herself from participation in the discussion or voting on the matter. The Company's Code of Conduct, which is available on our website at https://investors.cvshealth.com/investors/corporate-governance/documents/default.aspx, contains descriptions of the Company's policies regarding conflicts of interests. In addition, any director standing for re-election undergoes a rigorous annual performance evaluation process that assesses their qualities, performance and professional responsibilities. See "Board Evaluation Process" in this proxy statement. The Board also assesses the independence of each director at least annually pursuant to the requirements of the Securities Exchange Act of 1934, NYSE's listing standards and the Corporate Governance Guidelines. See "Independence Determinations for Directors" in this proxy statement.

Detrimental Impact on Our Board and its Recruitment Efforts

The NCPPR Proposal would severely hinder our ability to recruit and retain the best director candidates to serve the interests of our Company and our stockholders. The overly restrictive threshold on board service is not in line with market practices among large, publicly-held corporations and would significantly limit the pool of candidates who could serve on our Board. Other similarly situated public companies also seek out directors who have current experience serving on complementary boards of directors. We compete for talented director candidates with other large companies in both our industry and others. We believe that adopting the NCPPR Proposal clearly would have an adverse effect on our ability to attract and retain talented directors. Moreover, adopting the NCPPR Proposal would require all 10 of our independent director nominees to either resign from our Board or from all of their other directorships, public or private, before our 2024 annual meeting of stockholders. This very well could result in an immediate and significant disruption to CVS Health's business and operations, to the detriment of our stockholders' interests.

> The Board unanimously recommends a vote **AGAINST** the NCPPR Proposal.

Ownership of and Trading in Our Stock

Executive Officer and Director Stock Ownership Requirements

CVS Health has long been mindful of the importance of equity ownership by directors and executive management as an effective link to stockholders and, as such, the Board maintains stock ownership guidelines for all directors, as well as for the officers serving on the Company's ELT and all corporate-level executive vice presidents and senior vice presidents. Persons subject to the guidelines must achieve compliance with the applicable ownership requirements within five years of becoming subject to the requirements. Our Named Executive Officers, who appear in the SCT beginning on page 76, must maintain ownership levels as set forth in the table below. Shares included in the calculation to assess compliance with the guidelines include shares owned outright, unvested RSUs, shares held in the Deferred Stock Compensation Plan and shares purchased through our Employee Stock Purchase Plan. Unexercised stock options do not count toward satisfying the guidelines. The Board believes that these requirements emphasize the importance of equity ownership for the Board and executive management, which in turn reinforces alignment with stockholder interests. To further reinforce this commitment, the Board annually reviews this policy and compliance by directors and executives.

Executive Name	Multiple of Salary Required	In Compliance
Karen S. Lynch	7x	Yes
Shawn M. Guertin	4x	Yes
Alan M. Lotvin	4x	Yes
Tilak Mandadi	4x	Yes
Prem S. Shah	4x	Yes

All non-employee directors must own a minimum of 10,000 shares of CVS Health common stock, which has a value of $749,800 based on the March 20, 2023 closing price of our common stock of $74.98 or approximately nine times the amount of the annual cash retainer ($83,750). Directors must attain this minimum ownership level within five years of being elected to the Board and must retain this minimum ownership level for at least six months after leaving the Board. The current level of stock pay in the director's mix of annual compensation is intended to facilitate the directors' ability to meet the ownership level within this timeframe. Each of our directors has timely attained the minimum ownership level, and Dr. Balser is on track to meet this requirement.

Share Ownership of Directors and Certain Executive Officers

The following table shows the shares of our common stock beneficially owned, as of March 20, 2023, of each director, each Named Executive Officer appearing in the SCT and all directors and executive officers as a group, based on information provided by these individuals. Each individual beneficially owns less than 1% of our common stock and, except as described in the footnotes to the table, each person has sole investment and voting power over the shares. None of the shares listed below has been pledged as collateral.

Name	Common Stock	Percent of Common Stock	Rights to Acquire Beneficial Ownership of Shares	Total
		Amount and Nature of Beneficial Ownership		
Fernando Aguirre	29,517[1]	*	0	29,517
Jeffrey R. Balser, M.D., Ph.D.	1,947	*	0	1,947
C. David Brown II	119,120	*	73,237[9]	192,357
Alecia A. DeCoudreaux	2,970	*	25,386[10]	28,356
Nancy-Ann M. DeParle	26,162	*	3,393[10]	29,555
Roger N. Farah	3,821	*	20,717[10]	24,538
Anne M. Finucane	32,518[2]	*	7,225[11]	39,743
Shawn M. Guertin	9,260	*	50,377[12]	59,637
Alan M. Lotvin	110,239[3]	*	339,877[13]	450,116
Edward J. Ludwig	29,709[4]	*	9,748[14]	39,457
Karen S. Lynch	304,459[5]	*	1,049,326[15]	1,353,785
Tilak Mandadi	0	*	0	0
Jean-Pierre Millon	104,341[6]	*	0	104,341
Mary L. Schapiro	11,844	*	14,204[16]	26,048
Prem S. Shah	49,070[7]	*	82,341[17]	131,411
William C. Weldon	1,889	*	42,123[18]	44,012
All directors executive officers and former executive officers as a group (23 persons)	981,434[8]	*	2,181,573[19]	3,163,007

* Less than 1%.

[1] Includes 668 shares held by Mr. Aguirre's spouse and adult children as to which Mr. Aguirre disclaims beneficial ownership.

[2] Includes 25,198 shares held in a revocable trust of which Ms. Finucane and her spouse are co-trustees.

[3] Includes 515 shares held in trusts for the benefit of Dr. Lotvin's children and for which he disclaims beneficial ownership.

[4] Includes 11,079 shares held in a revocable trust of which Mr. Ludwig is sole trustee.

[5] Includes 289,721 shares held in a revocable trust and 14,738 shares held in a charitable remainder unitrust. Ms. Lynch is the sole trustee of both trusts.

[6] Consists of 104,341 shares held in a family trust of which Mr. Millon and his spouse are co-trustees.

[7] Includes 4,667 shares held through the 401(k) Plan by Mr. Shah.

[8] Directors and executive officers as a group have sole voting and investment power over 530,507 shares, share voting and investment power with respect to 449,744 shares (including 4,667 shares held by the trustee of the 401(k) Plan), and disclaim beneficial ownership of 1,183 shares.

[9] Consists of 69,365 deferred stock units resulting from shares constituting deferred non-employee director compensation, which do not have current voting rights ("Deferred Director Units") and are distributable in a lump sum on the date Mr. Brown retires or resigns and 3,872 Deferred Director Units that are distributable in installments beginning on the date Mr. Brown retires or resigns.

[10] Consists of Deferred Director Units that are distributable in a lump sum on the date the director retires or resigns.

[11] Consists of 4,038 Deferred Director Units that are distributable in a lump sum on the date Ms. Finucane retires or resigns and 3,187 Deferred Director Units that are distributable in installments beginning on the date Ms. Finucane retires or resigns.

[12] Includes 50,377 shares that Mr. Guertin has the right to acquire currently or within 60 days of March 20, 2023, upon the exercise of options.

[13] Includes 165,431 shares that Dr. Lotvin has the right to acquire currently or within 60 days of March 20, 2023, upon the exercise of options and 137,740 PSUs that will vest on April 1, 2023. Also includes 36,706 deferred stock units resulting from shares that were receivable upon the lapse of restrictions on RSUs or the exercise of options, but the actual receipt of which was deferred pursuant to the Company's Deferred Stock Compensation Plan, and which do not have current voting rights ("Deferred Officer Units").

[14] Consists of 6,800 Deferred Director Units that are distributable in a lump sum on the date Mr. Ludwig retires or resigns and 2,948 Deferred Director Units that are distributable in installments beginning on the date Mr. Ludwig retires or resigns.

[15] Also includes 842,716 shares that Ms. Lynch has the right to acquire currently or within 60 days of March 20, 2023, upon the exercise of options and SARs and 206,610 PSUs that will vest on April 1, 2023.

[16] Consists of 11,477 Deferred Director Units that are distributable in a lump sum on the date Ms. Schapiro retires or resigns and 2,727 Deferred Director Units that are distributable in installments beginning on the date Ms. Schapiro retires or resigns.

[17] Includes 74,583 shares that Mr. Shah has the right to acquire currently or within 60 days of March 20, 2023, upon the exercise of options or upon settlement of RSUs that will vest and settle within 60 days of March 20, 2023, and 7,758 Deferred Officer Units.

[18] Consists of 8,283 Deferred Director Units that are distributable in a lump sum on the date Mr. Weldon retires or resigns and 33,840 Deferred Director Units that are distributable in installments beginning on the date Mr. Weldon retires or resigns.

[19] Includes 1,400,999 shares that executive officers have the right to acquire currently or within 60 days of March 20, 2023, upon the exercise of options or upon settlement of RSUs that will vest and settle within 60 days of March 20, 2023; 47,637 Deferred Officer Units; 196,033 Deferred Director Units; and 536,904 PSUs that vest on April 1, 2023.

Share Ownership of Principal Stockholders

We have been notified by the entities in the following table that each is the beneficial owner (as defined by the rules of the SEC) of more than five percent of CVS Health's outstanding common stock as of December 31, 2022. According to the most recent Schedule 13G filed by each of these beneficial owners with the SEC, these shares were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of, changing or influencing control over us.

Title of Class	Name and Address of Beneficial Owner	No. of Shares Beneficially Owned	Percent of Class Owned
Common Stock	BlackRock, Inc.[1] 55 East 52nd Street New York, NY 10055	96,668,258[1]	7.40%[1]
Common Stock	The Vanguard Group, Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355	117,533,372[2]	8.94%[2]

[1] Information based on a Schedule 13G/A filed February 7, 2023. BlackRock, Inc. ("BlackRock") is the parent holding company of a number of subsidiaries that hold CVS Health common stock for the benefit of various investors. BlackRock and/or its subsidiaries have sole voting power with respect to 85,398,235 of these shares, sole dispositive power with respect to all of these shares, and no shared voting or dispositive power with respect to these shares.

[2] Information based on a Schedule 13G/A filed February 9, 2023. The Vanguard Group, Inc. ("Vanguard"), directly or through its subsidiaries, holds CVS Health common stock for the benefit of various investors. Vanguard and/or its subsidiaries have sole voting power with respect to none of these shares, shared voting power with respect to 1,868,363 of these shares, sole dispositive power with respect to 111,912,624 of these shares and shared dispositive power with respect to 5,620,748 of these shares.

Other Information

Information About the Annual Meeting and Voting

The Board of Directors of CVS Health is soliciting your proxy to vote at our Annual Meeting of Stockholders on May 18, 2023 (or at any adjournment of the meeting, referred to as the Annual Meeting). This proxy statement summarizes the information you need to know to vote at the Annual Meeting.

Our proxy statement and proxy card are being mailed or transmitted to stockholders entitled to vote at the Annual Meeting beginning on or about April 7, 2023.

Date, Time and Place of the Annual Meeting


Date and Time
May 18, 2023

8:00 a.m., Eastern Time


Place
The Annual Meeting will be held exclusively online at **www. virtualshareholdermeeting. com/CVS2023**


You are entitled to vote at the Annual Meeting and at any adjournment thereof if you were a holder of the Company's common stock as of the close of business on March 20, 2023.

The Annual Meeting will be held entirely online via live audio webcast, to allow our stockholders to more easily participate regardless of their geographic location and to support the health and wellness of our stockholders, directors, colleagues and guests. We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our stockholders.

If you are a registered stockholder or beneficial owner of common stock holding shares at the close of business on March 20, 2023 (the record date), **you may attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/CVS2023 (the "Annual Meeting website") and logging in by entering the 16-digit control number found on your proxy card, Notice of Internet Availability, or voter instruction form,** as applicable.

You may log into the virtual Annual Meeting beginning at 7:45 a.m., Eastern Time on May 18, 2023 and the Annual Meeting will begin promptly at 8:00 a.m., Eastern Time. If you experience any technical difficulties during the meeting, a toll-free number will be available on the Annual Meeting website for assistance.

As always, we encourage you to vote your shares prior to the Annual Meeting.

Shares Entitled to Vote

Stockholders entitled to vote are those who owned CVS Health common stock at the close of business on the record date, which is March 20, 2023. As of the record date, there were 1,279,828,988 shares of common stock outstanding. Each share of CVS Health common stock that you own entitles you to one vote.

The Bank of New York Mellon presently holds shares of common stock as Trustee under the 401(k) Plan. Each participant in the 401(k) Plan instructs the Trustee of the 401(k) Plan how to vote his or her shares. As to shares with respect to which the Trustee receive no timely voting instructions, the Trustee votes these shares in the same proportion as it votes all the shares as to which it has received timely voting instructions. The results of the voting will be held in strict confidence by the Trustee. Please note that the cut-off date by which participants of the 401(k) Plan must submit their vote to the tabulator in order to be counted is 11:59 p.m., Eastern Time on Monday, May 15, 2023.

Types of Ownership of Our Stock

If your shares are registered in your name with CVS Health's transfer agent, EQ Shareowner Services, you are the "stockholder of record" of those shares. This proxy statement and any accompanying materials have been provided directly to you by CVS Health.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares, and this proxy statement and any accompanying documents have been provided to you by your broker, bank or other holder of record, which is your "nominee". As the beneficial owner, you have the right to direct your nominee how to vote your shares by using the voting instruction card provided by your nominee or by following the nominee's instructions for voting by telephone or on the Internet.

Voting

Whether or not you plan to attend the Annual Meeting, we urge you to vote. Stockholders of record may vote by calling a toll-free telephone number, by using the Internet or by mailing your signed proxy card in the postage-paid envelope provided. If you vote by telephone or the Internet, you do NOT need to return your proxy card. Returning the proxy card by mail or voting by telephone or Internet will not affect your right to attend the Annual Meeting and change your vote, if desired.

If you are a beneficial owner, you will receive instructions from your nominee that you must follow in order for your shares to be voted. Many of the institutions that act as nominees offer telephone and Internet voting.

The enclosed proxy card indicates the number of shares that you owned as of the record date.

Voting instructions are included on your proxy card. If you properly fill in your proxy card and send it to us in time to vote, or vote by telephone or the Internet, one of the individuals named on your proxy card (your "proxy") will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares in accordance with the Board's recommendations.

The Board of Directors and the Company's management have not received notice of, and are not aware of, any business to come before the Annual Meeting other than the agenda items referred to in this proxy statement.

Revoking Your Proxy Card

If you are a stockholder of record, you may revoke your proxy card by:

- sending in another signed proxy card with a later date;
- providing subsequent telephone or Internet voting instructions;
- notifying our Corporate Secretary in writing before the Annual Meeting that you have revoked your proxy card; or
- voting during the virtual Annual Meeting by following the instructions available on the Annual Meeting website.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your nominee.

Virtual Annual Meeting Rules of Conduct

1. All stockholders must enter the virtual Annual Meeting room through the Annual Meeting website, using their 16-digit control number found on their proxy card or voting information form. To log in, follow the instructions on the Annual Meeting website. If you have trouble logging in or need assistance, please call Broadridge at 844-986-0822 (US) or 303-562-9302 (International).

2. Recording of the Annual Meeting is strictly prohibited. All webcast lines will be muted upon entering the virtual Annual Meeting.

3. A webcast playback will be available 24 hours following the completion of the Annual Meeting on the Annual Meeting website.

4. Only stockholders of record on the record date for the Annual Meeting, March 20, 2023, or their proxy holders, are permitted to attend, vote or submit questions in the virtual Annual Meeting.

5. In order to use the time of all attendees as effectively as possible, we will address the official business of the Annual Meeting first, strictly following the agenda which will be posted on the Annual Meeting website. There will be a brief business presentation and a question and answer period following the official business portion of the Annual Meeting.

6. Stockholders will be able to vote during the Annual Meeting by clicking on the "Vote Now" button on the Annual Meeting website. If you have voted your shares prior to the start of the Annual Meeting, your vote will have been received Annual Meeting by the Company's Inspector of Elections and there will be no need to vote those shares during the Annual Meeting, unless you wish to revoke or change your vote.

7. Questions or comments may be submitted using the "Ask a Question" area of the Annual Meeting website, during either the official business portion of the Annual Meeting, or during the business presentation and question and answer period following the official business portion of the Annual Meeting. In order for the Company to address as many stockholders as possible, we ask that questions or comments be limited to a maximum of two per stockholder. Please ensure that questions are concise and cover only one topic per question. Questions from multiple stockholders on the same topic or that are otherwise related may be grouped, summarized and answered together.

8. The time allotted to address questions or comments from stockholders during the Annual Meeting is limited. While the Company will address as many questions during this time, questions pertinent to matters in the Agenda that are not answered during the Annual Meeting will be addressed as soon as practical after the Annual Meeting either by, depending upon the subject matter and relevance, engagement or written response posted to the Company's Investor Relations website at www.investors.cvshealth.com.

9. The views and concerns of all stockholders are welcome; however, the business purpose of the Annual Meeting will be strictly observed, and the Chair or the Secretary may rule that certain questions or comments are out of order, including: questions that are not related to the business at hand; questions that are not relevant to the business of the Company; questions relating to pending or threatened litigation; and comments or questions that are derogatory in nature, or related to personal matters or personal grievances.

Proxy Solicitation

We are soliciting this proxy on behalf of our Board of Directors and will bear the solicitation expenses. We are making this solicitation by mail, but we may also solicit by telephone or e-mail. We have hired Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036, for a fee of $30,000, plus out-of-pocket expenses, to provide customary assistance to us in the solicitation. We will reimburse banks, brokerage houses and other institutions, nominees and fiduciaries, if they so request, for their expenses in forwarding proxy materials to beneficial owners.

Householding

Under SEC rules, a single annual report and proxy statement or Notice of Internet Availability may be sent to any household at which two or more of our stockholders reside if they appear to be members of the same family. Each stockholder continues to receive a separate proxy card. This procedure, referred to as "householding," reduces the volume of duplicate information stockholders receive, conserves natural resources and reduces mailing and printing expenses for the Company. Nominees with accountholders who are stockholders may be householding our proxy materials. As indicated in the notice previously provided by these nominees to our stockholders, a single annual report and proxy statement or Notice of Internet Availability will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from an affected stockholder. Once you have received notice from your nominee that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report and proxy statement or Notice of Internet Availability, please notify your nominee so that separate copies may be delivered to you. Beneficial owners who currently receive multiple copies of the annual report and proxy statement at their address who would prefer that their communications be householded should contact their nominee. Stockholders of record who currently receive multiple copies of the annual report and proxy statement or Notice of Internet Availability at their address who would prefer that their communications be householded, or stockholders of record who are currently participating in householding and would prefer to receive separate copies of our proxy materials, should contact our transfer agent, EQ Shareowner Services, by writing to P.O. Box 64874, St. Paul, MN 55164-0874; by calling toll-free, 877-287-7526; or by e-mailing to stocktransfer@eq-US.com.

Quorum Requirement

A quorum of stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the Annual Meeting of holders of shares representing a majority of the shares entitled to vote constitutes a quorum. Abstentions and broker "non-votes" are counted as present for purposes of establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item absent instruction from the beneficial owner of the shares and no instruction is given.

Vote Necessary to Approve Proposals

Item 1: Election of Directors	Each director is elected by a majority of the votes cast with respect to that director's election (at a meeting for the election of directors at which a quorum is present) by the holders of shares of common stock present in person or by proxy at the meeting and entitled to vote.
	A "majority of votes cast" means that the number of votes "for" a director's election must exceed 50% of the votes cast with respect to that director's election. Votes "against" a director's election will count as votes cast, but "abstentions" and "broker non-votes" will not count as votes cast with respect to that director's election and will have no effect.
Item 4: Frequency of Future Advisory Votes on Executive Compensation	Approval of the frequency of advisory votes on executive compensation requires the favorable vote of the majority of votes cast for one of the three options provided, unless none of the three choices receives a majority, in which case we will consider the choice that receives the greatest number of votes (every one, two or three years) the frequency recommended by our stockholders. Abstentions are counted as shares present or represented and voting and have the effect of a vote against all of the frequencies. Broker non-votes are not counted as shares present or represented and voting and have no effect on the vote.
All other Items	For Items 2, 3, 5, 6, 7, 8 and 9, approval is by affirmative vote (at a meeting at which a quorum is present) of a majority of the votes represented by the shares of common stock present at the meeting in person or by proxy and entitled to vote. Abstentions are counted as shares present or represented and voting and have the effect of a vote against. Broker non-votes are not counted as shares present or represented and voting and have no effect on the vote.

Broker Voting

Under NYSE rules, if the record holder of your shares (usually a nominee) holds your shares in its name, your nominee is permitted to vote your shares on Item 2, Ratification of the Appointment of Our Independent Registered Public Accounting Firm, in its discretion, even if it does not receive voting instructions from you. On all other Items, your nominee is not permitted to vote your shares without your instructions and uninstructed shares are considered broker non-votes.

Stockholder Proposals and Other Business for Our Annual Meeting in 2024

If you want to submit a proposal for possible inclusion in our proxy statement for the 2024 Annual Meeting of Stockholders, you must ensure your proposal is received by us on or before Saturday, December 9, 2023 and is otherwise in compliance with SEC rules.

Under our proxy access by-law, if a stockholder (or a group of up to 20 stockholders) who has owned at least 3% of our shares for at least three years and has complied with the other requirements set forth in CVS Health's By-laws wants us to include director nominees (up to the greater of two nominees or 20% of the Board) in our proxy statement for the 2024 Annual Meeting of Stockholders, the nominations must be received by our Corporate Secretary and must arrive at the Company in a timely manner, between 120 and 150 days prior to the anniversary of the date our proxy statement was first sent to stockholders in connection with our last annual meeting, which would be no earlier than Thursday, November 9, 2023 and no later than Friday, December 8, 2023 (since Saturday, December 9, 2023 is not a business day, the notice must be received no later than 5:00 p.m., Eastern Time on the immediately preceding business day, which is Friday, December 8, 2023).

In addition, if a stockholder would like to present business at an annual meeting of stockholders that is not to be included in our proxy statement, the stockholder must provide the Company with the notice and other information as required in its By-laws. To comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's director nominees must also provide the Company with the notice and other information required by our By-laws and the universal proxy rules. Such notice, including all information required by our By-laws and the universal proxy rules, must be addressed to our Corporate Secretary and must arrive at the Company in a timely manner, between 90 and 120 days prior to the anniversary of our last annual meeting by 5:00 p.m., Eastern Time, which would be no earlier than Friday, January 19, 2024 and no later than Friday, February 16, 2024 (since Sunday, February 18, 2024 is not a business day, the notice must be received no later than 5:00 p.m., Eastern Time on the immediately preceding business day, which is Friday, February 16, 2024).

Other Matters

We do not know of any matters to be acted upon at the Annual Meeting other than those discussed in this proxy statement. If any other matter is presented, your proxy will vote on the matter in his or her best judgment.

Website addresses, hyperlinks and QR codes are included for reference only. The information contained on websites referred to and/or linked to in this proxy statement (other than CVS Health's website to the extent specifically referred to herein as required by the SEC's rules) is not part of this proxy solicitation and is not incorporated by reference into this proxy statement or any other proxy materials. References to competitors and other companies throughout this proxy statement are for illustrative or comparison purposes only and do not indicate that these companies are CVS Health's only competitors or are CVS Health's closest competitors.

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Annex A

Reconciliation of Certain Amounts to the Most Directly Comparable GAAP Measure

The Company uses non-GAAP financial measures to analyze underlying business performance and trends. The Company believes that providing these non-GAAP financial measures enhances the Company's and investors' ability to compare the Company's past financial performance with its current performance. These non-GAAP financial measures are provided as supplemental information to the financial measures the Company discloses that are calculated and presented in accordance with GAAP. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. The Company's definitions of its non-GAAP financial measures may not be comparable to similarly titled measures reported by other companies.

The MP&D Committee has elected to use Management Incentive Plan ("MIP") Adjusted Operating Income, Performance Stock Unit Adjusted Earnings Per Share ("PSU Adjusted EPS"), and Performance Share Unit ("PSU") Leverage Ratio, which are non-GAAP financial measures, in connection with assessing and making determinations related to executive compensation matters. The MP&D Committee carefully selected these performance metrics taking into account feedback from our stockholder engagement efforts, and sets goals based on available information. These non-GAAP financial measures include adjustments, which are reviewed by the MP&D Committee, to the most comparable GAAP financial measures to exclude the impact of certain items when these items are not reflective of the Company's underlying business performance.

Adjusted EPS

Adjusted EPS is calculated by dividing adjusted income from continuing operations attributable to CVS Health by the Company's weighted average diluted shares outstanding. The Company defines adjusted income from continuing operations attributable to CVS Health as income from continuing operations attributable to CVS Health (GAAP measure) excluding the impact of amortization of intangible assets and other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance, such as office real estate optimization charges, gains/losses on divestitures, opioid litigation charges, losses on assets held for sale, acquisition-related integration costs, store impairments, goodwill impairments, acquisition purchase price adjustments outside of the acquisition accounting measurement period, income associated with the receipt of fully reserved amounts owed to the Company under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the "ACA") risk corridor program, losses on early extinguishment of debt and the corresponding income tax benefit or expense related to the items excluded from adjusted income from continuing operations attributable to CVS Health. In 2022, 2021 and 2020, the Company's non-GAAP tax provision also excludes certain other tax items. In 2022, the Company's non-GAAP tax provision excludes the impact of certain discrete tax items concluded in the first quarter of 2022. In 2021, the tax items primarily related to the Internal Revenue Service ("IRS") approval of a prior year tax refund claim. In 2020, the Company realized certain tax losses that were able to be used to offset a portion of the taxable gain related to the July 2020 sale of the Company's Coventry Health Care Workers' Compensation business (the "Workers' Compensation business"), which reduced total tax expense in 2020.

The following are reconciliations of income from continuing operations to adjusted income from continuing operations attributable to CVS Health and calculations of GAAP diluted EPS from continuing operations and Adjusted EPS for the years ended December 31, 2022, 2021, and 2020:

In millions, except per share amounts	Year Ended December 31, 2022 Total Company	Year Ended December 31, 2022 Per Common Share	Year Ended December 31, 2021 Total Company	Year Ended December 31, 2021 Per Common Share	Year Ended December 31, 2020 Total Company	Year Ended December 31, 2020 Per Common Share
Income from continuing operations (GAAP measure)	$ 4,165		$ 7,898		$ 7,201	
Net (income) loss attributable to noncontrolling interests (GAAP measure)	(16)		12		(13)	
Income from continuing operations attributable to CVS Health (GAAP measure)	**4,149**	**$ 3.14**	**7,910**	**$ 5.95**	**7,188**	**$ 5.47**
Non-GAAP adjustments:						
Amortization of intangible assets[1]	1,808	1.37	2,259	1.70	2,341	1.78
Office real estate optimization charges[2]	117	0.09	—	—	—	—
Gain on divestiture of subsidiaries[3]	(475)	(0.36)	—	—	(269)	(0.20)
Opioid litigation charges[4]	5,803	4.39	—	—	—	—
Loss on assets held for sale[5]	2,533	1.91	—	—	—	—
Acquisition-related integration costs[6]	—	—	132	0.10	332	0.25
Store impairments[7]	—	—	1,358	1.02	—	—
Goodwill impairment[8]	—	—	431	0.33	—	—
Acquisition purchase price adjustment outside of measurement period[9]	—	—	(61)	(0.05)	—	—
Receipt of fully reserved ACA risk corridor receivable[10]	—	—	—	—	(307)	(0.23)
Loss on early extinguishment of debt[11]	—	—	452	0.34	1,440	1.09
Tax impact of non-GAAP adjustments[12]	(2,436)	(1.85)	(1,316)	(0.99)	(877)	(0.67)
Receipt of fully reserved ACA risk corridor receivable attributable to noncontrolling interest, net of tax[13]	—	—	—	—	12	0.01
Adjusted income from continuing operations attributable to CVS Health	**$11,499**	**$ 8.69**	**$11,165**	**$ 8.40**	**$ 9,860**	**$ 7.50**
Weighted average diluted shares outstanding		1,323		1,329		1,314

Adjusted Operating Income

The Company's segments maintain separate financial information, and the Company's chief operating decision maker (the "CODM") evaluates the segments' operating results on a regular basis in deciding how to allocate resources among the segments and in assessing segment performance. The CODM evaluates the performance of the Company's segments based on adjusted operating income, which is defined as operating income (GAAP measure) excluding the impact of amortization of intangible assets and other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance, such as office real estate optimization charges, gains/losses on divestitures, opioid litigation charges, losses on assets held for sale, acquisition-related integration costs, store impairments, goodwill impairments and acquisition purchase price adjustments outside of the acquisition accounting measurement period. The Company uses adjusted operating income as its principal measure of segment performance as it enhances the Company's ability to compare past financial performance with current performance and analyze underlying business performance and trends. The consolidated measure is not determined in accordance with GAAP and should not be considered a substitute for, or superior to, the most directly comparable GAAP measure, consolidated operating income. The following is a reconciliation of consolidated operating income to adjusted operating income for the years ended December 31, 2022 and 2021:

In millions	Year Ended December 31, 2022	Year Ended December 31, 2021
Operating income (GAAP measure)	**$ 7,746**	**$13,193**
Non-GAAP adjustments:		
Amortization of intangible assets[1]	1,808	2,259
Office real estate optimization charges[2]	117	—
Gain on divestiture of subsidiaries[3]	(475)	—
Opioid litigation charges[4]	5,803	—
Loss on assets held for sale[5]	2,533	—
Acquisition-related integration costs[6]	—	132
Store impairments[7]	—	1,358
Goodwill impairment[8]	—	431
Acquisition purchase price adjustment outside of measurement period[9]	—	(61)
Adjusted operating income	**$17,532**	**$17,312**

MIP Adjusted Operating Income

The Company uses MIP Adjusted Operating Income as a measure in the MIP. The Company defines MIP Adjusted Operating Income as operating income (GAAP measure) excluding the impact of amortization of intangible assets and other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance, such as office real estate optimization charges, gains/losses on divestitures, opioid litigation charges, losses on assets held for sale, acquisition-related integration costs, store impairments, goodwill impairments, acquisition purchase price adjustments outside of the acquisition accounting measurement period, net realized capital gains/losses in excess of $100 million, foregone budgeted adjusted operating income associated with divested businesses and other items identified herein. The following is a reconciliation of consolidated operating income to MIP Adjusted Operating Income for the years ended December 31, 2022 and 2021:

In millions	Year Ended December 31, 2022	Year Ended December 31, 2021
Operating income (GAAP measure)	**$ 7,746**	**$13,193**
Non-GAAP adjustments:		
Amortization of intangible assets[1]	1,808	2,259
Office real estate optimization charges[2]	117	—
Gain on divestiture of subsidiaries[3]	(475)	—
Opioid litigation charges[4]	5,803	—
Loss on assets held for sale[5]	2,533	—
Acquisition-related integration costs[6]	—	132
Store impairments[7]	—	1,358
Goodwill impairment[8]	—	431
Acquisition purchase price adjustment outside of measurement period[9]	—	(61)
Net realized capital losses/(gains)[14]	220	(76)
Foregone budgeted adjusted operating income associated with divested subsidiaries[15]	22	—
Other[16]	(55)	—
MIP adjusted operating income	**$17,719**	**$17,236**

2022 PSU Adjusted EPS

PSU Adjusted EPS is calculated by dividing PSU adjusted income from continuing operations attributable to CVS Health by the Company's weighted average diluted shares outstanding. The Company defines PSU adjusted income from continuing operations attributable to CVS Health as income from continuing operations attributable to CVS Health (GAAP measure) excluding the impact of amortization of intangible assets and other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance, such as office real estate optimization charges, gains/losses on divestitures, opioid litigation charges, losses on assets held for sale, net realized capital gains/losses in excess of $75 million and the corresponding income tax benefit or expense related to the items excluded from PSU adjusted income from continuing operations attributable to CVS Health. In 2022, the Company's non-GAAP tax provision also excludes the impact of certain discrete tax items concluded in the first quarter of 2022. The following is a reconciliation of income from continuing operations to PSU adjusted income from continuing operations attributable to CVS Health and calculations of GAAP diluted EPS from continuing operations and PSU Adjusted EPS for the year ended December 31, 2022:

In millions, except per share amounts	**Year Ended December 31, 2022** Total Company	Per Common Share
Income from continuing operations (GAAP measure)	$ 4,165	
Net (income) loss attributable to noncontrolling interests (GAAP measure)	(16)	
Income from continuing operations attributable to CVS Health (GAAP measure)	**4,149**	**$ 3.14**
Non-GAAP adjustments:		
Amortization of intangible assets[1]	1,808	1.37
Office real estate optimization charges[2]	117	0.09
Gain on divestiture of subsidiaries[3]	(475)	(0.36)
Opioid litigation charges[4]	5,803	4.39
Loss on assets held for sale[5]	2,492	1.88
Net realized capital losses[14]	245	0.18
Tax impact of non-GAAP adjustments[12]	(2,450)	(1.85)
PSU adjusted income from continuing operations attributable to CVS Health	**$11,689**	**$ 8.84**
Weighted average diluted shares outstanding		1,323

2022 PSU Leverage Ratio

The Company defines PSU Leverage Ratio as Adjusted Debt divided by adjusted earnings before interest expense, income taxes, depreciation and amortization ("Adjusted EBITDA"). Adjusted Debt is defined as short-term debt and total long-term debt, including the current portion of long-term debt (GAAP measure), plus the present value of future operating lease payments at a discount rate of 8.5% assuming lease payments occur at the end of the year. Adjusted EBITDA is defined as (i) income from continuing operations (GAAP measure) before interest expense, income taxes, depreciation and amortization, plus (ii) implied interest expense on future operating lease payments at a discount rate of 8.5% assuming lease payments occur at the end of the year, less (iii) other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance such as office real estate optimization charges, gains/losses on divestitures, opioid litigation charges and losses on assets held for sale. The following is a reconciliation of total borrowings to Adjusted Debt and income from continuing operations to Adjusted EBITDA as well as a calculation of Adjusted Debt to Adjusted EBITDA for the year ended December 31, 2022:

In millions	
Current-portion of long-term debt (GAAP measure)	$ 1,778
Long-term debt (GAAP measure)[17]	50,479
Total borrowings	52,257
Present value of operating leases[18]	15,300
Adjusted Debt	**$67,557**

In millions	
Incoming from continuing operations (GAAP measure)	$ 4,165
Income tax provision (GAAP measure)	1,463
Interest expense (GAAP measure)	2,287
Depreciation and amortization (GAAP measure)	4,247
EBITDA	12,162
Non-GAAP adjustments:	
Implied interest expense on operating leases[19]	1,353
Office real estate optimization charges[2]	117
Gain on divestiture of subsidiaries[3]	(475)
Opioid litigation charges[4]	5,803
Loss on assets held for sale[5]	2,492
Adjusted EBITDA	**$21,452**

In millions (except leverage ratio)	
Adjusted Debt	**$67,557**
Adjusted EBITDA	**$21,452**
Adjusted Debt-to-EBITDA	**3.15x**

End Notes

[1] The Company's acquisition activities have resulted in the recognition of intangible assets as required under the acquisition method of accounting which consist primarily of trademarks, customer contracts/relationships, covenants not to compete, technology, provider networks and value of business acquired. Definite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment when events indicate that the carrying value may not be recoverable. The amortization of intangible assets is reflected in the Company's GAAP consolidated statements of operations in operating expenses within each segment. Although intangible assets contribute to the Company's revenue generation, the amortization of intangible assets does not directly relate to the underwriting of the Company's insurance products, the services performed for the Company's customers or the sale of the Company's products or services. Additionally, intangible asset amortization expense typically fluctuates based on the size and timing of the Company's acquisition activity. Accordingly, the Company believes excluding the amortization of intangible assets enhances the Company's and investors' ability to compare the Company's past financial performance with its current performance and to analyze underlying business performance and trends. Intangible asset amortization excluded from the related non-GAAP financial measure represents the entire amount recorded within the Company's GAAP financial statements, and the revenue generated by the associated intangible assets has not been excluded from the related non-GAAP financial measure. Intangible asset amortization is excluded from the related non-GAAP financial measure because the amortization, unlike the related revenue, is not affected by operations of any particular period unless an intangible asset becomes impaired or the estimated useful life of an intangible asset is revised.

[2] The office real estate optimization charges primarily relate to the abandonment of leased real estate and the related right-of-use assets and property and equipment in connection with the planned reduction of corporate office real estate space in response to the Company's new flexible work arrangement.

(3) During the year ended December 31, 2022, the gain on divestiture of subsidiaries represents the pre-tax gain on the sale of bswift, which the Company sold in November 2022, and the pre-tax gain on the sale of PayFlex, which the Company sold in June 2022. During the year ended December 31, 2020, the gain on divestiture of subsidiary represents the pre-tax gain on the sale of the Workers' Compensation business, which the Company sold in July 2020.

(4) The opioid litigation charges relate to agreements to resolve substantially all opioid claims against the Company by certain states and governmental entities.

(5) During the year ended December 31, 2022, the loss on assets held for sale relates to the LTC reporting unit within the Retail/LTC segment. The Company continually evaluates its portfolio for non-strategic assets. The Company determined that its LTC business was no longer a strategic asset and during the third quarter of 2022 committed to a plan to sell the LTC business. As of September 30, 2022, the LTC business met the criteria for held-for-sale accounting and its net assets were accounted for as assets held for sale. The carrying value of the LTC business was determined to be greater than its estimated fair value less costs to sell and a loss on assets held for sale was recorded during the third quarter of 2022. As of December 31, 2022, the net assets of the LTC business continued to meet the criteria for held-for-sale accounting and during the fourth quarter of 2022, an incremental loss on assets held for sale was recorded to write down the carrying value of the LTC business to its estimated fair value less costs to sell. During the year ended December 31, 2022, the loss on assets held for sale also relates to the Commercial Business reporting unit within the Health Care Benefits segment. In March 2022, the Company reached an agreement to sell its international health care business domiciled in Thailand ("Thailand business"), which was included in the Commercial Business reporting unit. At that time, a portion of the Commercial Business goodwill was specifically allocated to the Thailand business. The carrying value of the Thailand business was determined to be greater than its estimated fair value less costs to sell and a loss on assets held for sale was recorded during the first quarter of 2022. The sale of the Thailand business closed in the second quarter of 2022, and the ultimate loss on the sale was not material. In accordance with the 2022 PSU plan design, the loss on assets held for sale related to the Thailand business does not meet the permitted financial adjustment criteria, therefore does not represent a non-GAAP adjustment to 2022 PSU Adjusted EPS or 2022 PSU leverage ratio above.

(6) Acquisition-related integration costs relate to the Company's acquisition of Aetna Inc.

(7) The store impairment charge relates to the write down of operating lease right-of-use assets and property and equipment in connection with the planned closure of approximately 900 retail stores between 2022 and 2024.

(8) The goodwill impairment charge relates to the long-term care ("LTC") reporting unit within the Retail/LTC segment.

(9) In June 2021, the Company received $61 million related to a purchase price working capital adjustment for an acquisition completed during the first quarter of 2020. The resolution of this matter occurred subsequent to the acquisition accounting measurement period.

(10) The Company received $313 million owed to it under the ACA's risk corridor program that was previously fully reserved for as payment was uncertain. After considering offsetting items such as the ACA's minimum medical loss ratio rebate requirements and premium taxes, the Company recognized pre-tax income of $307 million in the Company's consolidated statement of operations.

(11) During the year ended December 31, 2021, the loss on early extinguishment of debt relates to the Company's repayment of approximately $2.3 billion of its outstanding senior notes in December 2021 pursuant to its early redemption make-whole provision for such senior notes and the Company's repayment of approximately $2.0 billion of its outstanding senior notes in August 2021 pursuant to its tender offer for such senior notes. During the year ended December 31, 2020, the loss on early extinguishment of debt relates to the Company's repayment of $4.5 billion and $6.0 billion of its outstanding senior notes in December 2020 and August 2020, respectively, pursuant to its tender offers for such senior notes.

(12) The corresponding tax benefit or expense related to the items excluded from adjusted income from continuing operations attributable to CVS Health and Adjusted EPS above. The nature of each non-GAAP adjustment is evaluated to determine whether a discrete adjustment should be made to the adjusted income tax provision. In 2022, 2021 and 2020, the Company's non-GAAP tax provision also excludes certain other tax items. During the year ended December 31, 2022, the Company's non-GAAP tax provision excludes the impact of certain discrete tax items concluded in the first quarter of 2022. During the year ended December 31, 2021, the Company's non-GAAP tax provision excludes certain tax benefits primarily related to IRS approval of a prior year tax refund claim. During the year ended December 31, 2020, the Company realized certain tax losses that were able to be used to offset a portion of the taxable gain related to the July 2020 sale of the Workers' Compensation business, which reduced total tax expense for the year ended December 31, 2020.

(13) The portion of the ACA risk corridor payment attributable to noncontrolling interest was related to third party ownership interests in the Company's consolidated operating entities.

(14) Represents net realized capital losses / gains in excess of $100 million, which are excluded in accordance with 2022 and 2021 MIP and in excess of $75 million which are excluded in accordance with 2022 PSU plan design. Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of insurance liabilities.

(15) Represents the adjusted operating income budgeted for bswift and PayFlex for the remainder of 2022 subsequent to their divestitures in November 2022 and May 2022, respectively. Foregone budgeted adjusted operating income associated with divested businesses is a permitted financial adjustment under the 2022 MIP plan.

(16) Represents income not eligible for payment under the 2022 MIP design.

(17) Includes long-term debt of $3 million which was accounted for as liabilities held for sale and included in liabilities held for sale on the Company's consolidated balance sheet as of December 31, 2022.

(18) The following table provides further detail on the present value of operating leases.

Below is a summary of the future minimum lease payments under operating leases as of December 31, 2022:

	Operating Leases	
In millions	Actual[a][b]	Present Value[c]
2023	$ 2,685	$ 2,475
2024	2,499	2,123
2025	2,313	1,811
2026	2,142	1,545
2027	1,989	1,323
Thereafter[d]	12,411	6,023
Total future lease payments[f]	$24,039	$15,300

Annex A

Below is a summary of the future minimum lease payments under operating leases as of December 31, 2021[a]:

In millions	Operating Leases	
	Actual[a][b]	Present Value[c]
2022	$ 2,685	$ 2,475
2023	2,613	2,220
2024	2,398	1,877
2025	2,217	1,600
2026	2,054	1,366
Thereafter[e]	14,103	6,992
Total future lease payments[f]	$26,070	$16,530

[a] Source: CVS Health Form 10-K for fiscal years 2022 and 2021, Notes to Consolidated Financial Statements, Note 6: "Leases".

[b] Future operating lease payments have not been reduced by minimum sublease rentals of $290 million and $311 million as of December 31, 2022 and 2021, respectively, due in the future under noncancelable subleases.

[c] Discount rate = 8.5%. Operating lease payments are assumed to occur at year-end.

[d] To capitalize these leases, divide the Thereafter operating lease payments by the 2027 operating lease payments to give the approximate number of years left, at the 2027 level, of lease payments. In this case, $12,411 million/$1,989 million=approximately six years. Then, use six years' worth of operating lease payments of $1,989 million (the 2027 level) to calculate the associated present value.

[e] To capitalize these leases, divide the Thereafter operating lease payments by the 2026 operating lease payments to give the approximate number of years left, at the 2026 level, of lease payments. In this case, $14,103 million/$2,054 million=approximately seven years. Then, use seven years' worth of operating lease payments of $2,054 million (the 2026 level) to calculate the associated present value.

[f] The Company leases pharmacy and clinic space from Target Corporation. Amounts related to such operating leases are reflected above. Pharmacy lease amounts due in excess of the remaining estimated economic life of the buildings are not reflected in this table since the estimated economic life of the buildings is shorter than the contractual term of the pharmacy lease arrangement.

[19] The following table provides additional information on the implied interest expense on operating leases.

In millions	Year Ended December 31,	
	2022	2021
Present value of operating leases[a]	$15,300	$16,530
Average present value of operating leases		15,915
Implied interest expense on operating leases[b]		$ 1,353

[a] See 18 above for details on the Present Value of Operating Leases.

[b] Discount rate = 8.5%. Operating lease payments are assumed to occur at year-end.

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CVS Health ESG Report Highlights

Our ESG Strategy

Healthy 2030

At CVS Health, we share a single, clear purpose: bringing our heart to every moment of your health. In 2022, we continued to execute our purpose through our ESG strategy, *Healthy 2030*, which will guide our work for the remainder of this decade. Grounded in four pillars – Healthy Business, Healthy People, Healthy Community and Healthy Planet – *Healthy 2030* is designed to encompass the breadth of our enterprise and the unique ways that we can leverage our position as a leader in health care to impact the health of the people and communities we serve, our business and our planet.



Healthy People

Leverage our expertise and resources to make the health care experience simple, equitable, convenient and deeply personal for each of us.

Healthy Business

Operate ethically and transparently, holding ourselves and other accountable to our colleagues, shareholders and partners, ensuring that social responsibility is at the heart of everything we do.

Healthy Planet

Improve the health of our planet and make a difference in the lives of the people who live on it by advancing our sustainability commitments and addressing the environmental factors that contribute to health inequities.

Healthy Community

Provide people with the opportunity to be as healthy as possible by expanding community-centered solutions that advance health equity and improve outcomes.

To read more about our ESG activities, and for our full 2022 Environmental, Social and Governance Report please visit www.cvshealth.com/reporting.

Healthy 2030

2022 Awards & Recognition

Fortune 500 – Modern Board 25 (#13)

Top 50 Companies for Diversity (#28)
DiversityInc

FORTUNE World's Most Admired Companies -
#27 overall, #2 in Health Care: Pharmacy and Other
Services category

Best Corporate Citizens List
by 3BL Media – #18 overall, #1 in Health Care
Equipment & Services industry

Dow Jones Sustainability Index ("DJSI")
10th straight year on DJSI North America Index and 4th
consecutive year on DJSI World Index

Civic 50 – 6th consecutive year on the list of the 50
most community-minded companies in the U.S., from
the Points of Light Institute

Select 2022 ESG Performance Highlights



Healthy People

30M
mental health virtual visits across Aetna members and retail health patients since 2020

109K
affordable rental units created/rehabilitated through affordable housing
investments since inception



Healthy Business

60%+
of new colleagues self-identify as racially or ethnically diverse

$4.2B
spent with Tier 1 diverse and small business suppliers



Healthy Planet

350M+
receipts eliminated through digital and no receipt options since 2016

$165M
donated in unsaleable product to community organization to reduce waste



Healthy Community

$27M
raised with support from customers to provide local food banks with equitable
access to healthy foods

$2.75M
distributed to colleagues who faced unforeseen disasters through the Employee
Relief Fund program

Provided **$144M**
in free medical services to under-resourced communities through free health
screenings, wellness information and consultations

13K+
health screening events hosted in communities across the country

Healthier happens together™

Our Purpose

Bringing our heart to every moment of your health™

Our Strategy

Our mission at CVS Health is to take on many of the country's most prevalent and pressing health care needs by understanding and acting on what consumers want and need — personalized, people-centered care that treats them like a human being, not a number.

Our Heart At Work Behaviors™

- ❤ Putting people first
- ❤ Rise to the challenge
- ❤ Join forces
- ❤ Create simplicity
- ❤ Inspire trust
- ❤ Champion safety and quality





